Exhibit 4.18

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

GRUPO TELEVISA, S.A.B,

UNIVISION HOLDINGS, INC.

and for the limited purposes set forth herein,

SEARCHLIGHT III UTD GP, LLC,

FORGELIGHT UNIVISION HOLDINGS LLC,

and

LIBERTY GLOBAL VENTURES LIMITED

dated as of

April 13, 2021

TABLE OF CONTENTS

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-ii-

Annexes

Annex A          Certain Definitions

Annex B          Pro Forma United Capitalization Table

Annex C          ContentCo Working Capital Calculation and Principles

Attachments

Attachment A   Form of United New Charter

Attachment B   Form of United New Bylaws

Attachment C   Form of Series B Certificate of Designations

Attachment D   Form of Series C Certificate of Designations

Attachment E    Form of United Stockholders Agreement

Attachment F    Form of Transition Services Agreement

Attachment G   Forms of News Program License Agreement and Services Agreement

-iii-

Attachment H   Forms of Third Party Programming Agreements

Attachment I     Form of Real Estate Lease Agreement

Attachment J    Forms of Amendments to Carriage Agreements

Attachment K   Forms of Assignment and Amendment of Advertisement Agreements

Attachment L    Form of World Cup Sub-License and Services Agreement

Attachment M  Form of Club América Agreement

Attachment N   Form of Commercial Relationship Agreement

Attachment O   Forms of PLA, MLA and CLA Assignment, Assumption and Termination Agreements

Attachment P    Form of IP Assignment Agreement

Attachment Q   Form of Global Trademark License Agreement

Attachment R   Form of Assignment of 1973 Broadcast Agreement

Attachment S    Form of Agreement for Designation of Third Party Programmer

Attachment T   Form of Governance Agreement

Attachment U   Form of Merger Documents

Attachment V   Form of Contribution Agreement

-iv-

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of April 13, 2021, is by and among Grupo Televisa, S.A.B., a Mexican sociedad anónima bursatíl (“Torch”), Univision Holdings, Inc., a Delaware corporation (“United”), and for the limited purposes of the covenants and representations and warranties set forth herein that are expressly obligations of such persons, Searchlight III UTD GP, LLC, a Delaware limited liability company (“Smoke”), ForgeLight Univision Holdings LLC, a Delaware limited liability company (“Flame”), and Liberty Global Ventures Limited, a private limited company organized under the laws of England and Wales, a private limited company organized under the laws of England and Wales (“Lava”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement. United and Torch, and for the limited purposes of the covenants and representations and warranties set forth herein that are expressly obligations of such Persons, Smoke, Flame and Lava, are each sometimes referred to herein as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, each of Canal XXI, S.A. de C.V., Gyali, S.A. de C.V., T.V. de los Mochis, S.A. de C.V., Televisa Music Publishing, S.A. de C.V., Televisa, S.A. de C.V. (“OpCo”), Televisión de Puebla, S.A. de C.V., Televisora de Mexicali, S.A. de C.V., Torali, S.A. de C.V., and Recursos Administrativos Televisa, S.A. de C.V. is a sociedad anónima de capital variable and wholly-owned indirect subsidiary of Torch (each, a “ContentCo” and collectively with their respective Subsidiaries and the Purchased Entities and their respective Subsidiaries to be transferred to United or one of its Subsidiaries pursuant to this Agreement, in each case, set forth on Schedule 1 hereto, each, a “ContentCo Entity,” and collectively, the “ContentCo Group”);

WHEREAS, the ContentCo Group is engaged in the business of developing, producing, licensing (including to United under that certain Second Amended and Restated 2011 Program License Agreement, entered into as of July 1, 2015 and effective as of January 1, 2015) and otherwise exploiting Audio-Visual Content and all Allied and Ancillary Rights thereto, with rights to exploit certain audio content ancillary thereto, and selling sponsorships and advertising inventory associated with such Audio-Visual Content (such business, (a) as operated by Torch and its Subsidiaries as of the date hereof and (b) as and to the extent reflected in the balance sheet as of the ContentCo Balance Sheet Date and statement of income for the nine-month period ended the ContentCo Balance Sheet Date (and the notes thereto) set forth on, and giving effect to the adjustments set forth on, Schedule 2 hereto, subject to increases, decreases or dispositions thereof, and additions thereto, occurring after the ContentCo Balance Sheet Date, or arising after the ContentCo Balance Sheet Date and of the nature and type of the assets (excluding cash and cash equivalents) and liabilities reflected therein, in each case in the ordinary course of business and not resulting from actions that, if taken after such date, would constitute a breach of Section 4.1(b) (where, for purposes of determining such breach, any such action taken prior the date hereof would be deemed taken between the date hereof and the Closing), in each case, except as otherwise disclosed in Schedule 2 hereto, and in any case, for the avoidance of doubt, including the Purchased Rights and the Included Assets and Liabilities and excluding the Excluded Business and the Excluded Assets and Liabilities, the “ContentCo Business”);

WHEREAS, in addition to the ContentCo Business, Torch and its Subsidiaries are engaged in other businesses, including the holding and operation of broadcasting concessions in Mexico and the broadcasting of Audio-Visual Content, cable and satellite distribution of Audio-Visual Content and related services (including multichannel video programming distribution and internet-based distribution), with rights to exploit certain audio content ancillary thereto (and producing linear channels and selling sponsorships and advertising inventory in connection with the foregoing (for the avoidance of doubt, excluding the pay television channels included in the Included Assets and Liabilities)), certain activities relating to the production of news and news related programming through assets included in the Excluded Assets and Liabilities, print publications, telephony, internet and related telecommunications services, soccer team and soccer stadium operations, and gaming (collectively, the “Excluded Business”), which will be retained by Torch and not transferred in the Transactions;

WHEREAS, the Parties desire to effect the merger of the ContentCos with a newly formed merger subsidiary, a Mexican sociedad de responsabilidad limitada de capital variable and indirect wholly-owned subsidiary of United (“Merger Sub”), in a fusión por absorción (the “Merger”), in which OpCo will be the surviving entity in the Merger, upon the terms and subject to the conditions set forth in this Agreement and the Merger Agreement and the Corporate Resolutions to be executed and delivered at Closing, in substantially the form set forth as Attachment U attached hereto (the “Merger Documents”);

WHEREAS, following the Merger, Torch (or its applicable Subsidiary) desires to contribute its equity interests in OpCo (the “Contribution”) to United, and, as consideration therefor, United desires to issue certain capital stock, including Class A Common Stock and Series B Convertible Preferred Stock, par value $0.001, of United (the “United Series B Preferred Stock”), as set forth herein, to Torch (or its applicable Subsidiary), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, contemporaneously with and in connection with the Merger and the Contribution, Torch and certain of its Subsidiaries desire to sell, and United or certain of its Subsidiaries desire to purchase, for the cash consideration set forth opposite each such asset on Schedule 3 hereto, (i) all equity interests held by Torch or its Subsidiaries in each of the Subsidiaries and other entities set forth on Schedule 3 hereto (such entities, the “Purchased Entities,” and such interests, the “Purchased Entity Interests”), and (ii) certain contracts and intellectual property rights set forth on Schedule 3 hereto (the “Purchased Rights”), in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, contemporaneously with and in connection with the Merger, Contribution, and the sale and purchase of the Purchased Equity Interests and the Purchased Rights, United desires to sell and issue to certain investors shares of Series C Convertible Participating Preferred Stock, par value $0.001 per share, of United (the “United Series C Preferred Stock”), upon the terms and subject to the conditions set forth in this Agreement and the Investment Agreement (as defined below);

WHEREAS, contemporaneously with and in connection with the Merger, Contribution, the sale and purchase of the Purchased Entity Interests and the Purchased Rights, and the issuance of United Common Stock, United Series B Preferred Stock and the United Series C Preferred Stock as contemplated hereby, (a) United desires to (i) amend and restate its Certificate of Incorporation (the “United Existing Charter”) into substantially the form attached hereto as Attachment A (the “United New Charter”), (ii) amend and restate its By-Laws (together with the United Existing Charter, the “United Existing Organizational Documents”) into substantially the form attached hereto as Attachment B (the “United New Bylaws”), and (iii) adopt the certificates of designation for the United Series B Preferred Stock and the United Series C Preferred Stock in substantially the form attached hereto as Attachment C and D, respectively (the “Series B Certificate of Designations,” and “Series C Certificate of Designations”, respectively, and together with the United New Charter and United New Bylaws, the “United New Organizational Documents”), and (b) the Parties desire to amend and restate the Amended and Restated Stockholders Agreement, by and among United, Broadcast Media Partners Holdings, Inc., Univision Communications Inc. and the other parties named therein (the “United Existing Stockholders Agreement”) in substantially the form attached hereto as Attachment E (the “New Stockholders Agreement”);

WHEREAS, contemporaneously with and in connection with the Merger, Contribution, the sale and purchase of the Purchased Equity Interests and the Purchased Rights, and issuance of United Series C Preferred Stock, United and/or its Subsidiaries party thereto, on the one hand, and Torch and/or its Subsidiaries party thereto, on the other hand, desire to enter into a short-term transition services agreement in substantially the form set forth in Attachment F (the “Transition Services Agreement”);

WHEREAS, contemporaneously with and in connection with the Merger, Contribution, the sale and purchase of the Purchased Equity Interests and the Purchased Rights, and issuance of United Series C Preferred Stock, United and/or its Subsidiaries party thereto, on the one hand, and Torch and/or its Subsidiaries party thereto, on the other hand, desire to enter into various commercial agreements in substantially the forms (in the case of form agreements) or on the material terms (in the case of term sheets) set forth in Attachments G through T (together with the New Stockholders Agreement, the Merger Documents, the Contribution Agreement and the Transition Services Agreement, the “Ancillary Agreements” and, the Ancillary Agreements, together with the United New Organizational Documents, the “Transaction Documents”);

WHEREAS, the boards of directors of United and Torch have deemed it advisable and in the best interests of United and Torch, respectively, and their respective equity holders, that United and Torch engage in the transactions contemplated by this Agreement, including the Merger, Contribution, the sale and purchase of the Purchased Equity Interests and the Purchased Rights, issuance of United Series C Preferred Stock, making effective the United New Organizational Documents and entering into the Ancillary Agreements (collectively, the “Transactions”);

WHEREAS, each of Torch, Searchlight III UTD, L.P. (“New HoldCo”), Flame and Lava, as holders of a majority of the aggregate equity and voting interests of United, have approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a result of the transactions contemplated by this Agreement, Torch and/or its Subsidiaries will receive, in addition to the equity consideration contemplated hereby, aggregate cash consideration of three billion dollars ($3,000,000,000), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Annex B sets forth, as of immediately following the Closing and after giving effect to the Transactions, a true and complete capitalization table of United showing each holder of capital stock of United and the number and class of capital stock of United held by such holder; provided, that officers and employees of United other than the Chief Executive Officer of United are shown on an aggregated basis; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Transactions, and also prescribe various terms of and conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I

THE TRANSACTIONS

Section 1.1.          The Closing. The closing of the Transactions (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 9:00 a.m., Eastern Time, on the third Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by Torch and United. The date on which the Closing actually takes place is referred to as the “Closing Date.” Notwithstanding the foregoing, if the Marketing Period has commenced but has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than any such conditions that by their nature are to be satisfied at the Closing), the Parties shall not be required to effect the Closing until the earlier of (i) a Business Day during the Marketing Period specified by United on no less than two (2) Business Days’ prior written notice to Torch and (ii) the third (3rd) Business Day after the final day of the Marketing Period.

Section 1.2.          Closing Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, on the Closing Date, in the order set forth below but substantially contemporaneously (it being agreed that none of the following shall be deemed to have occurred unless all of the following shall have occurred):

(a)          United shall adopt, by all requisite corporate action, the United New Organizational Documents. United shall cause the United New Charter to be executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware.

(b)         In accordance with and pursuant to the Investment Agreement, United shall issue the United Series C Preferred Stock to the subscribers party thereto.

(c)          Prior to the Merger, (i) immediately following the assignment of the Second Amended and Restated 2011 Program License Agreement, by and between OpCo and Univision Communications Inc. from Torch to a Subsidiary of United pursuant to the Assignment, Assumption and Termination Agreement for such agreement attached hereto as Attachment O, Torch shall pay to OpCo any amounts then owing by Torch to OpCo pursuant to the Content Licensing Agreement, by and between Torch and OpCo (the “CLA” and, such amount, the “CLA Payable”), (ii) following receipt by OpCo of payment in full of the CLA Payable, Torch (or its applicable Subsidiary) shall cause OpCo to declare and pay a dividend in an amount not to exceed the CLA Payable (the transactions contemplated by clause (i) and this clause (ii), the “Torch CLA Transactions”), (iii) to the extent the amount set forth in clause (i) exceeds the amount set forth in clause (ii), Torch (or its applicable Subsidiary) shall cause OpCo to approve a capital reduction, pursuant to which OpCo shall be bound to consummate such capital reduction by redeeming shares for an amount of cash equal to such excess (the “Capital Reduction Amount”), which Capital Reduction Amount shall be paid by OpCo no later than immediately prior to the Merger (the transactions contemplated by this clause (iii), the “Capital Reduction”), and (iv) Torch (or its applicable Subsidiary), shall cause (or have previously caused) certain programming rights and other related agreements set forth on Schedule 3 hereto (the “TV Programming Rights”) to be assigned to a ContentCo Entity in exchange for a payable in an amount equal to the amount set forth in Schedule 3 hereto (such amount, the “TV Programming Rights Amount”), which TV Programming Rights Amount shall be paid by such ContentCo Entity immediately following the Merger and as set forth below.

(d)          Immediately prior to the Merger, Torch or certain of its Subsidiaries shall sell, and United or certain Subsidiaries of United (each such entity, a “United Purchaser Sub”) shall purchase, (i) each of the Purchased Equity Interests and (ii) each of the Purchased Rights, in each case, for the cash consideration set forth on Schedule 3 hereto opposite such Purchased Equity Interest or Purchased Right (such amounts in the aggregate, the “Aggregate Purchased Equity and Purchased Rights Consideration”).

(e)          Immediately prior to the Merger, OpCo shall pay, or cause to be paid, to Torch, if the following amount is a positive amount, or Torch shall pay, or cause to be paid, to OpCo, if the following amount is a negative amount, the sum of (A) the Estimated ContentCo Working Capital less (C) the Target Working Capital Amount plus (D) the Estimated ContentCo Cash less (E) the absolute value of the Estimated ContentCo Indebtedness (such resulting amount, the “Closing Consideration”). The Closing Consideration so determined shall be treated, for all Mexican legal and tax purposes, as giving rise to an adjustment in accordance with Section 5.14(f).

(f)           Merger Sub, which United shall have previously caused to be incorporated with initial capital of not less than $1,946,500,000, shall be merged, in accordance with and pursuant to the Merger Documents, with the ContentCos in a fusión por absorbción, with OpCo as the surviving entity in the Merger. The Merger shall have the effects provided in this Agreement and the Merger Documents.

(g)          In the Merger, United (or its applicable Subsidiary) shall receive common stock of OpCo representing fifty six and five tenths percent (56.5%) percent of the equity capitalization of OpCo.

(h)         Immediately following the Merger, OpCo shall (i) repay in full the intercompany payable in respect of the TV Programming Rights and (ii) shall repay in full any Permitted Intercompany Payables (as defined in Section 5.13 of the Torch Disclosure Letter) owing by OpCo (the “OpCo Payable Settlement”).

(i)           Immediately following the Merger, pursuant to a contribution agreement in the form of Attachment V hereto (the “Contribution Agreement”), Torch (or its applicable Subsidiary) shall contribute all of its equity interests in OpCo to United and receive as aggregate consideration therefor (i) 3,589,664 shares of United Class A Common Stock, free and clear of all Liens (except for restrictions on transfer generally arising under applicable federal securities Laws or state securities Law or pursuant to the terms of the United New Organizational Documents) (the “Common Share Consideration”) and (ii) 750,000 shares of United Series B Preferred Stock free and clear of all Liens (except for restrictions on transfer generally arising under applicable federal securities Laws or state securities Law or pursuant to the terms of the United New Organizational Documents) (the “Preferred Share Consideration” and, together with the Common Share Consideration, the “Share Consideration”). The Parties shall use reasonable best efforts to structure such contribution as a taxable sale or exchange for United States federal income tax purposes, and to do so in a manner that does not create adverse consequences that are material to Torch or United.

(j)           Each of the Parties party thereto shall, and shall cause each of their Subsidiaries party thereto to, execute, deliver and enter into each of the Ancillary Agreements.

Section 1.3.          Pre-Closing and Closing Deliveries.

(a)          Pre-Closing Deliveries. At least three (3) Business Days prior to the Closing:

(i)           Torch shall deliver to United a written schedule (as revised in accordance with this section, the “Closing Consideration Notice”) setting forth Torch’s good-faith calculation in accordance with the Transaction Accounting Principles, together with reasonable supporting detail, of the Closing Consideration and the components thereof, including (i) ContentCo Cash (the “Estimated ContentCo Cash”), (ii) ContentCo Indebtedness (the “Estimated ContentCo Indebtedness”) and (iii) ContentCo Working Capital (the “Estimated ContentCo Working Capital”). Torch will consider in good faith United’s comments and may (but shall not be required to) make changes to implement such comments in whole or in part, in which case the notice as so revised shall thereafter be the Closing Consideration Notice and the applicable amounts therein as so revised shall be the Estimated ContentCo Cash, Estimated ContentCo Indebtedness and Estimated ContentCo Working Capital; provided, that such review by United and any resulting changes to the Closing Consideration Notice shall not modify the date on which Closing shall occur pursuant to Section 1.1; and

(ii)          United shall deliver to Torch a written statement, accompanied by a certificate of the Chief Executive Officer of United, setting forth the final amount of the Expense Cap (giving effect to the Closing).

(b)         United Closing Deliveries. On the Closing Date, United shall deliver:

(i)          to Torch, at or prior to the Closing, a certificate, dated as of the Closing Date and duly executed on behalf of United by the Chief Executive Officer of United, certifying that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied;

(ii)         to each of the Parties other than United, at or prior to the Closing, evidence, in form and substance reasonably satisfactory to such Parties, that the United New Organizational Documents have been duly adopted by all requisite corporate action, other than the filing of the United New Charter with the Secretary of State of the State of Delaware;

(iii)        to Torch, at or prior to the Closing, counterparts to each Ancillary Agreement (other than the New Stockholders Agreement) executed by United and each of its Subsidiaries to the extent party thereto;

(iv)        to each of the Parties other than United, at the Closing, counterparts to the New Stockholders Agreement executed by United;

(v)         to Torch (or its designated Subsidiary), at the Closing, evidence of the OpCo Payable Settlement;

(vi)        to one or more accounts designated by Torch at least three (3) days prior to the Closing, a cash payment equal to the Aggregate Purchased Equity and Purchased Rights Consideration, plus the Closing Consideration pursuant to Section 1.2(e) (if such amount is positive) or minus the absolute value of the Closing Consideration pursuant to Section 1.2(e) (if such amount is negative);

(vii)       to Torch (or its designated Subsidiary), at the Closing, share certificates reflecting all shares of capital stock of United held by Torch and each of its Subsidiaries immediately following the Closing; and

(viii)      to each of the Parties other than United, as promptly as practicable following the Closing (and in any event on the Closing Date), a copy, certified on behalf of United by an executive officer of United as true and complete, of the share register of United as of immediately following the Closing, which shall be consistent in all respects with Annex B (other than changes reflecting issuances of shares expressly permitted by Section 4.2).

(c)          Torch Closing Deliveries. On the Closing Date, Torch shall deliver:

(i)          to United, at or prior to the Closing, a certificate, dated as of the Closing Date and duly executed on behalf of Torch by a co-Chief Executive Officer of Torch, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied;

(ii)         to United, at or prior to the Closing, counterparts to each Ancillary Agreement (other than the New Stockholders Agreement) executed by Torch and each of its Subsidiaries to the extent party thereto;

(iii)         to each of the Parties other than Torch, at the Closing, counterparts to the New Stockholders Agreement executed by Torch (or its applicable Subsidiaries); and

(iv)        to United or its applicable Subsidiaries, at or prior to the Closing, a duly executed IRS Form W-9, from any Subsidiary of Torch that transfers Purchased Equity Interests in any entity organized under the laws of the United States.

(d)         Smoke Closing Deliveries. At the Closing, Smoke shall cause the delivery to each of the Parties other than Smoke, counterparts to the New Stockholders Agreement executed by an entity for which Smoke serves as a general partner (it being understood that such entity is referred to in the Reorganization Agreement as SL New Holder).

(e)         Flame Closing Deliveries. At the Closing, Flame shall deliver to each of the Parties other than Flame, counterparts to the New Stockholders Agreement executed by Flame (or its applicable Subsidiary(ies)).

(f)          Lava Closing Deliveries. At the Closing, Lava shall deliver to each of the Parties other than Lava, counterparts to the New Stockholders Agreement executed by Lava (or its applicable Subsidiary(ies)).

(g)         OpCo Delivery. At the Closing, Torch shall cause OpCo to deliver to United a certificate pursuant to Treasury Regulations Section 1.1446(f)-2(b)(4) certifying that no withholding is required under Section 1446(f) of the Code on the transfer of interests in OpCo by Torch (or its applicable Subsidiary) to United pursuant to the Contribution.

Section 1.4.          Further Assurances. From time to time following the Closing, each of Torch and United shall, and shall cause its Affiliates to, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, to the other Party, at the reasonable request of and without further expense to such other Party, such other further assignments, conveyances and other assurances, documents and instruments of transfer as such other Party may reasonably request or take such other actions consistent with the terms of this Agreement as may otherwise be necessary to consummate the transactions contemplated by this Agreement.

Section 1.5.          Certain Governance Matters.

(a)          Upon the filing of the United New Charter with the Secretary of State of the State of Delaware, the name of United shall be Televisa Univision, Inc., which shall be set forth in the United New Charter. Prior to the Closing, each of United and Torch shall take all actions necessary or advisable so that effective upon the Closing, the name of OpCo shall be Televisa S.R.L. de C.V. From and after the Closing, without the prior written consent of Torch, United shall not, and shall cause its Subsidiaries not to, approve, authorize or commit to any change to (i) the name of United prior to the first anniversary of the Closing Date or (ii) the name of OpCo.

(b)         Prior to the Closing, Univision and Torch shall cooperate to establish, effective no later than the Closing, (i) an advisory integration committee consisting of the Chief Executive Officer of United and the Co-Chief Executive Officer of Torch to oversee integration matters relating to the Transactions and (ii) an advisory programming committee consisting of the individuals set forth on Schedule 4 hereto to oversee programming strategy matters of United and its Subsidiaries, in each case as further set forth on Schedule 4 hereto.

Section 1.6.          Treatment of Torch Equity Awards. Prior to the Closing, Torch and its Subsidiaries shall be permitted to adopt and enter into such amendments to any benefit plans of Torch and its Subsidiaries and any award agreements thereunder as shall be necessary or advisable to provide that any portion of an award issued prior to the Closing to an employee or consultant of any ContentCo Entity that remains unvested as of the Closing shall, subject to the consent of the applicable holders, be modified so that, following the Closing, such unvested portion shall have such metrics for vesting based on the performance of United and its Subsidiaries as are mutually agreed by Torch and United, acting reasonably. Following the Closing, United shall, from time to time upon Torch’s written request therefor, reimburse Torch for its expense in issuing equity of Torch underlying the foregoing awards (net of any exercise price received by Torch therefor) (the “Equity Award Expense”).

Section 1.7.          Post-Closing Adjustments.

(a)          Initial Adjustment Statement. Within ninety (90) days after the Closing Date, United shall prepare and deliver to Torch a statement (the “Initial Adjustment Statement”), setting forth United’s good-faith calculation in accordance with the Transaction Accounting Principles, together with reasonable supporting detail, of the Closing Consideration and the components thereof, including (i) ContentCo Cash, (ii) ContentCo Indebtedness, and (iii) ContentCo Working Capital, and the resulting Adjustment Amount. The Initial Adjustment Statement shall be prepared in good faith in accordance with the Transaction Accounting Principles. If United does not deliver to Torch the Initial Adjustment Statement within such ninety (90)-day period, then the Closing Consideration Notice shall be deemed to have been accepted by United for all purposes hereunder and an Adjustment Amount of zero shall be final and binding upon the Parties, including for purposes of Section 1.7(f).

(b)         Cooperation and Access. Following the Closing through the resolution of any Adjustment Amount contemplated by this Section 1.7, Torch and United will, and will cause their respective Subsidiaries and Representatives to, cooperate with and assist the other Party for purposes of preparing and reviewing the calculations contemplated by this Section 1.7, including by providing, upon reasonable notice, reasonable access to the books and records of such Party and their respective Subsidiaries and making available personnel of such Party and their respective Subsidiaries to the extent reasonably required. Each of Torch and United shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations contemplated by this Section 1.7; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ normal disclosure procedures and then only after Torch or United, as the case may be, has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. Each of Torch and United agree that, until the Adjustment Amount is final and binding upon the Parties, it will not take, or permit any of its Subsidiaries or Representatives to take, any actions with respect to any accounting books, records, policies or procedures on which the Initial Adjustment Statement is based, or on which the Adjustment Amount is to be based, that are inconsistent with the Transaction Accounting Principles or that would, or would reasonably be expected to, materially impede or materially delay the determination of the Adjustment Amount or the preparation of any Notice of Disagreement, in each case in the manner and utilizing the methods provided by this Agreement.

(c)         Notice of Disagreement. Torch shall notify United in writing prior to the expiration of the sixty (60)-day period immediately following Torch’s receipt of the Initial Adjustment Statement (the “Review Period”) if Torch believes the Initial Adjustment Statement does not correctly state the Adjustment Amount, setting forth in reasonable detail the line items of the Initial Adjustment Statement that Torch believes are misstated, the amount that Torch believes is correct for each such line item, and Torch’s calculation of the Adjustment Amount (the “Notice of Disagreement”). If no Notice of Disagreement is delivered by Torch prior to the expiration of the Review Period, then the Initial Adjustment Statement shall be deemed to have been accepted by Torch and the Adjustment Amount set forth therein shall be final and binding upon the Parties, including for purposes of Section 1.7(f).

(d)         Resolution Period. If Torch delivers a Notice of Disagreement to United within the Review Period, then during the thirty (30) days immediately following the delivery of such Notice of Disagreement (the “Resolution Period”), Torch and United shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. All such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule; and evidence of such discussions shall not be admissible or used by any Party in any future Proceedings between the Parties, including any proceedings before or with the Independent Accounting Firm. To the extent that any line item or component thereof is not disputed by Torch in the Notice of Disagreement, the amount with respect thereto set forth in the Initial Adjustment Statement shall be final and shall not be subject to further dispute by the Parties. If Torch and United agree in writing (whether or not during the Resolution Period) on all items specified in the Notice of Disagreement and a revised calculation of the Adjustment Amount reflecting these agreements, then the Adjustment Amount as modified by such agreement shall be final and binding upon the Parties, including for purposes of Section 1.7(f).

(e)          Submission to Independent Accounting Firm. If, at the end of the Resolution Period, Torch and United have been unable to resolve all of the disputed items specified in the Notice of Disagreement, Torch and United shall submit all such matters that remain in dispute (but only those matters that remain in dispute) with respect to the Notice of Disagreement (along with a copy of the Initial Adjustment Statement marked to indicate those line items that are not in dispute) to Deloitte Touche Tohmatsu Limited, or another independent certified public accounting firm in Mexico of good international standing mutually acceptable to Torch and United (the “Independent Accounting Firm”). Torch and United shall instruct the Independent Accounting Firm to make its determinations within 30 days after the Independent Accounting Firm’s selection, based solely on the written submissions of Torch, on the one hand, and United, on the other hand, of the appropriate amount of each of the line items in the Initial Adjustment Statement which remain in dispute as indicated in the Notice of Disagreement which Torch and United have submitted to the Independent Accounting Firm. The Independent Accounting Firm shall recalculate the Adjustment Amount based on these determinations and otherwise based on the amounts set forth in the Initial Adjustment Statement, which Adjustment Amount shall become final and binding upon the Parties, including for purposes of Section 1.7(f). With respect to each disputed line item, such determination, if not in accordance with the position of either Torch or United, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Torch or United, as applicable, in their respective presentations to the Independent Accounting Firm described above. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to fixing mathematical errors and determining whether any disputed determination of the Adjustment Amount was properly calculated in accordance with the Transaction Accounting Principles. The Independent Accounting Firm is not authorized to, and shall not, make any other determination, including (i) any determination with respect to any matter included in the Initial Adjustment Statement or the Notice of Disagreement other than those matters that were properly submitted for resolution to the Independent Accounting Firm, (ii) any determination as to whether the Transaction Accounting Principles were followed with respect to the ContentCo Financial Statements, (iii) any determination as to whether the ContentCo Target Working Capital or the illustrative Working Capital calculation included in Annex C were properly calculated in accordance with the Transaction Accounting Principles, (iv) any determination as to the accuracy of the representations and warranties set forth in this Agreement, or (v) any determination as to compliance by any party with any of their respective covenants in this Agreement. Any dispute not within the scope of disputes to be resolved by the Independent Accounting Firm pursuant to this Section 1.7(e) shall be resolved as otherwise provided in this Agreement. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm pursuant to this Section 1.7(e) shall be allocated to and borne by Torch, on the one hand, and United, on the other hand, based on the inverse proportion that the Independent Accounting Firm’s determination (before such allocation) in favor of Torch or United, as applicable, bears to the total amount of the total items in dispute as submitted to the Independent Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Independent Accounting Firm awards $600 in favor of Torch’s position, then sixty percent (60%) of the costs of its review would be borne by United and forty percent (40%) of the costs of its review would be borne by Torch. During the review by the Independent Accounting Firm, United, Torch and their respective accountants will each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required or requested by the Independent Accounting Firm to fulfill its obligations under this Section 1.7(e); provided, that the accountants of Torch or United shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(f)          Payment of Adjustment Amount. If the Adjustment Amount that is final and binding on the Parties, as determined pursuant to Section 1.7(a), Section 1.7(c), Section 1.7(d), or Section 1.7(e), (i) is a positive amount, then OpCo shall (and United shall cause OpCo to) pay in cash to Torch the Adjustment Amount; (ii) is a negative amount, then Torch shall pay in cash to OpCo the absolute value of the Adjustment Amount; or (iii) is zero, then no further payments by Torch or United shall be due to the other under this Section 1.7 or otherwise in respect of the Adjustment Amount. Any payment to be made under this Section 1.7(f) shall be made by wire transfer of immediately available funds no later than the later of (x) ten (10) Business Days after the determination of such final and binding Adjustment Amount and (y) two (2) Business Days after the recipient Party has provided wire instructions to which payment is to be made. Interest shall accrue at the Interest Rate (compounded monthly) on any amounts required to be paid under the preceding sentence that remain unpaid after they become due thereunder. The Adjustment Amount so paid shall be treated, for all Mexican legal and Tax purposes, as giving rise to an adjustment in accordance with the terms of Section 5.14(f).

Section 1.8.          Withholding. Each Party and their respective Affiliates shall be entitled to deduct and withhold (or direct any other Person to deduct and withhold on their behalf) from any consideration or amount otherwise payable or deliverable pursuant to this Agreement (including in connection with the Merger, the acquisitions of the Purchased Entities and the Purchased Rights) such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law. Notwithstanding the foregoing, the Parties agree that, except to the extent otherwise required by a change in Law after the date of this Agreement, no such deduction or withholding would be required with respect to the Merger or the payment of the Aggregate Purchased Equity and Purchased Rights Consideration (except to the extent withholding is required pursuant to Section 1445 of the Code as a result of any failure to deliver the form required by Section 1.3(c)(iv)(A)), the Closing Consideration, the OpCo Payable Settlement or delivery of the Common Share Consideration or the Preferred Share Consideration (except to the extent withholding is required pursuant to Section 1446(f) of the Code as a result of any failure to deliver the certification required by Section 1.3(c)(iv)(B)). Except for any withholding required pursuant to Sections 1445 or 1446(f) of the Code as a result of any failure to deliver the form or certification required by Section 1.3(c)(iv)(A) or (B), respectively, if any Party or its Affiliate determines that any deduction or withholding is required in respect of a payment or other consideration otherwise deliverable pursuant to this Agreement (which determination, in the case of any items described in the second sentence hereof, may be based solely on a change in Law after the date of this Agreement), such Party or its Affiliates, as applicable, shall provide written notice to the Party subject to withholding no less than fourteen (14) Business Days prior to the date on which such deduction or withholding is to be made, and the parties shall use commercially reasonable efforts to cooperate to mitigate any such requirement in accordance with applicable Law; provided, however, that if not less than five (5) Business Days prior to the date on which any such deduction or withholding is to be made, Torch provides United with written advice from a nationally recognized accounting or law firm to the effect that it is at least “more likely than not” that no withholding or deduction is required (or that a lesser amount of withholding or deduction is required) in respect of such payment or other consideration, then United and its Affiliates shall not be entitled to deduct or withhold from such payment or other consideration (or shall be entitled to withhold or deduct only such lesser amount).

Section 1.9.          Equitable Adjustments. If, between the date of this Agreement and the Closing, (a) the authorized or outstanding shares of United Common Stock or United Preferred Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the number of shares of United Common Stock or United Preferred Stock to be issued in the Transactions shall be appropriately adjusted to reflect such event, or (b) the consummation of the transactions contemplated by that certain Reorganization Agreement (the “Reorganization Agreement”), by and among United, Torch, Smoke and the other parties named therein, occurs, (i) United and Smoke shall cause New HoldCo to execute a joinder to this Agreement (in form mutually acceptable to United and Torch) pursuant to which New HoldCo shall become a party to this Agreement and agree, jointly with United, to perform the covenants and agreements of United pursuant to, and make the representations and warranties of United (upon which Torch shall be deemed to have relied upon entering into this Agreement) set forth in, this Agreement; provided, that United shall remain a party to this Agreement notwithstanding such joinder and such joinder shall not relieve United of any of its obligations hereunder, for which United and New HoldCo shall be jointly liable, except that references to securities of United shall be deemed to be substituted with references to corresponding securities of New HoldCo and references to organizational documents of United shall, where the context requires, be deemed to be substituted with references to organizational documents of New HoldCo, and (ii) the Ancillary Agreements and other annexes, attachments, exhibits and schedules attached hereto shall be appropriately adjusted to reflect such event through (A) the addition of New HoldCo as a party thereto or, in the case of organizational documents, substitution of New HoldCo for United thereunder, and (B) the substitution of references to securities of United and to United as the principal holding company for United and its Subsidiaries with references to corresponding securities of New HoldCo and to New HoldCo as such principal holding company, respectively; provided, however, that this Section 1.9 shall not be construed to permit United to take any action that is prohibited by the terms and conditions of this Agreement.

Article II

REPRESENTATIONS AND
WARRANTIES OF TORCH

Except as disclosed in (x) the reports of Torch filed with the U.S. Securities and Exchange Commission since January 1, 2019 and prior to the date hereof (the “Torch Reports”), (other than (a) any information that is presented solely as a risk factor and not as a statement of historical fact and (b) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature); it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Sections 2.1 and 2.2, (y) the ContentCo Financial Statements (including the notes thereto) or (z) the applicable section of the disclosure letter delivered by Torch to United immediately prior to the execution of this Agreement (the “Torch Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Torch Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article II for which it is reasonably apparent on its face that such information is relevant to such other section), Torch represents and warrants to United as set forth below:

Section 2.1.          Organization; Standing.

(a)          Each ContentCo is a legal entity in the form, and duly organized and validly existing under the laws of the jurisdictions, identified on Section 2.1(a) of the Torch Disclosure Letter, and has all requisite entity power and entity authority necessary to carry on its business as it is now being conducted. Each ContentCo is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a ContentCo Material Adverse Effect. True and complete copies of the organizational documents of each ContentCo as in effect as of the date of this Agreement, have previously been made available to United, and none of such documents have been amended, modified or terminated as of the date of this Agreement.

(b)         Each Subsidiary of each of ContentCo is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, licensed, qualified or in good standing would not have a ContentCo Material Adverse Effect. True and complete copies of the organizational documents of each Subsidiary of each ContentCo as in effect as of the date of this Agreement, have previously been made available to United, and none of such documents have been amended, modified or terminated as of the date of this Agreement.

Section 2.2.          Capitalization.

(a)          The share capital and shareholders of each ContentCo as of the date hereof is set forth in Section 2.2(a) of the Torch Disclosure Letter. All of the outstanding ordinary shares are duly authorized and validly issued, were issued in compliance with applicable Law and all requirements set forth in the organizational documents of each ContentCo and any applicable Contracts to which any ContentCo Entity is a party or by which any ContentCo Entity is bound.

(b)         Except as set forth in Section 2.2(a) and except for changes after the date hereof pursuant to the Pre-Closing Restructuring, no shares of capital stock of any ContentCo are issued and outstanding and no ContentCo has outstanding any securities convertible into or exchangeable for any shares of capital stock of such ContentCo, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, commitments or any other instrument relating to the issuance of, any capital stock of any ContentCo, or any stock or securities convertible into or exchangeable for any capital stock of any ContentCo (in each case, issued by any ContentCo Entity); and no ContentCo is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of such ContentCo. No ContentCo has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of such ContentCo on any matter. Except as set forth in Section 2.2(a), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units or other compensatory rights or awards (in each case, issued by any ContentCo Entity), that are convertible into or exercisable for capital stock of any ContentCo on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of capital stock of any ContentCo.

(c)          Each outstanding share of capital stock of, or other equity or voting interests in, each Subsidiary of each ContentCo which is owned, directly or indirectly, beneficially and of record, by one or more ContentCos, is duly authorized, validly issued, fully paid and nonassessable, owned free and clear of all Liens, except for Permitted Liens and transfer restrictions under applicable Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). There are no subscriptions, options, warrants, rights, calls, contracts or other commitments or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of any ContentCo, including any right of conversion or exchange under any outstanding security, instrument or agreement and any agreements granting any Person (other than Torch or any Subsidiary of Torch) any rights of first refusal, call rights, put rights, buy-sell rights or similar rights with respect to any securities of any Subsidiary of any ContentCo.

(d)         Section 2.2(d) of the Torch Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of the name and jurisdiction of each Person (other than a Subsidiary of a ContentCo), and a description of each ContentCo’s (or any of its Subsidiaries’) equity ownership of such Person, in which any ContentCo or any of its Subsidiaries holds capital stock or other equity interests the book value of which, as of the ContentCo Balance Sheet Date, exceeds $15,000,000, if any.

Section 2.3.          Authority; Noncontravention; Voting and Approval Requirements.

(a)          Torch and each applicable Subsidiary of Torch has all necessary entity power and entity authority to execute and deliver this Agreement and such other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Torch of this Agreement and by Torch and each of its Subsidiaries of each other Transaction Document to which it is or will be a party, and the consummation by Torch of the Transactions, have been duly authorized by any required corporate body, and no other entity action on the part of Torch or any of its Subsidiaries is necessary to authorize the execution, delivery and performance by Torch or its Subsidiaries of this Agreement or any of the other Transaction Documents to which it is or will be a party and the consummation by it of the Transactions, except, in the case of Torch, the required approval of shareholders at an ordinary shareholders meeting (the “Torch Shareholder Approval”). This Agreement has been, and each of the other Transaction Documents to which Torch or any of its Subsidiaries is or will be a party has been or will be, as applicable, duly executed and delivered by Torch and such Subsidiaries and, assuming due authorization, execution and delivery hereof or thereof by the other parties hereto or thereto, each constitutes (or will upon due authorization, execution and delivery by the other parties thereto constitute) a legal, valid and binding obligation of Torch and its applicable Subsidiaries, enforceable against Torch and its applicable Subsidiaries in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, concurso mercantil, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)         Neither the execution and delivery by Torch or any of its applicable Subsidiaries of this Agreement or the other Transaction Documents to which it is or will be a party, nor the consummation by Torch and its Subsidiaries of the Transactions, nor performance or compliance by Torch or any of its Subsidiaries with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the organizational documents of Torch or any of its Subsidiaries or (ii) assuming the authorizations, consents and approvals referred to in Section 2.4 are obtained prior to the Closing, the filings referred to in Section 2.4 are made and any waiting periods thereunder have terminated or expired prior to the Closing, (x) violate any Law or Order applicable to Torch or any of its Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit pursuant to, any of the terms or provisions of any ContentCo Material Contract or ContentCo Real Property Lease or accelerate Torch’s or, if applicable, any of its Subsidiaries’ obligations under any ContentCo Material Contract or ContentCo Real Property Lease or (z) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets of Torch or any of its Subsidiaries, except, in the case of clause (ii), as would not be material to Torch and its Subsidiaries, taken as a whole.

Section 2.4.          Governmental Approvals. Except for (a) any consent, notice or filing required under the Securities Market Law (Ley del Mercado de Valores) of Mexico or the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) of Mexico, (b) filings and authorizations (or non-objections) required under, and compliance with other applicable requirements of, any applicable Mexican or other competition laws, including the Mexican Antitrust Law, the HSR Act and the Ley de Competencia (Ley 1340 de 2009) of Colombia, (c) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the U.S. Communications Laws, (d) the filing with IFT under the Mexican Telecommunications Law and obtaining the IFT Approval, together with any reports or informational filings required in connection therewith under the Mexican Telecommunications Law, (e) filings with, and compliance with other applicable requirements of, the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, including notice to the U.S. Department of Justice pursuant to the Letter of Agreement between United and the Department of Justice in its capacity as chair of the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, (f) the authorization from the Mexican Foreign Investment Commission under the Mexican Foreign Investment Law and (g) filings and authorizations (or non-objections) required under, and compliance with other applicable requirements of, any other Laws regarding telecommunications, the provision of broadcasting or Audio-Visual Content services, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notice to, any Governmental Entity is necessary for the execution and delivery by Torch or its Subsidiaries of this Agreement or any of the other Transaction Documents to which it is or will be a party, the performance by Torch and its applicable Subsidiaries of its and their respective obligations hereunder or thereunder and the consummation by Torch and its applicable Subsidiaries of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not be material to Torch and its Subsidiaries, taken as a whole.

Section 2.5.          ContentCo Financial Statements; Undisclosed Liabilities.

(a)          None of the Torch Reports contained any untrue statement of material fact with respect to the ContentCo Group or the ContentCo Business or omitted to state a material fact with respect to the ContentCo Group or the ContentCo Business necessary in order to make the statements therein, in light of the circumstances they were made, not misleading.

(b)         Section 2.5(b) of the Torch Disclosure Letter sets forth the ContentCo Financial Statements. The ContentCo Financial Statements have been prepared on a preliminary, unaudited, carve-out, combined basis in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and in accordance with the books and records of the ContentCo Business and fairly present in all material respects the consolidated financial condition and results of operations of the ContentCo Business as of the dates and for the periods referred to therein (subject, in the case of unaudited financial statements, to normal year-end adjustments that are not reasonably expected to be material and the absence of footnote disclosures).

(c)          The ContentCo Group has no liabilities of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of the ContentCo Business as of the ContentCo Balance Sheet Date included in the ContentCo Financial Statements, (ii) incurred after the ContentCo Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement or the other Transaction Documents (for clarity, any liability caused by or resulting from a breach by Torch of this Agreement shall not be deemed a liability “incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement or the other Transaction Documents”) or (iv) that would not be material to the ContentCo Business, taken as a whole.

(d)         Torch maintains systems of internal accounting controls with respect to the ContentCo Business designed to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS in all material respects; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences. Torch has made and kept books, records and accounts in a manner which in all material respects accurately and fairly reflect the transactions and dispositions of the assets and liabilities of the ContentCo Business. Neither Torch nor its independent auditors have identified or been made aware of (x) any “significant deficiency” or “material weakness” in the internal accounting controls utilized by Torch or (y) any fraud, whether or not material, that involves Torch’s or any of its Subsidiaries’ management or any other current or former employee, consultant, contractor or director of Torch or any of its Subsidiaries who has a significant role in the preparation of financial statements or the internal accounting controls utilized by Torch and its Subsidiaries, in each case if such “significant deficiency,” “material weakness” or fraud relates to or arises from the ContentCo Business.

Section 2.6.          Absence of Certain Changes.

(a)          Since the ContentCo Balance Sheet Date through the date of this Agreement except for (i) Pandemic Measures and (ii) the execution and performance of this Agreement and the other Transaction Documents and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the ContentCo Business has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice.

(b)         Since the ContentCo Balance Sheet Date, there has not been any ContentCo Material Adverse Effect.

Section 2.7.          Legal Proceedings. Except as would not have a ContentCo Material Adverse Effect, there is no, and there has not been since January 1, 2019, any (a) pending or, to the Knowledge of Torch, threatened Proceeding (i) against any ContentCo Entity, (ii) against Torch or any of its Subsidiaries in respect of the ContentCo Business, (iii) with respect to the obligations of Torch as Preponderant Agent or (iv) that would reasonably be expected to materially adversely affect the Broadcasting Rights of the Subsidiaries of Torch, or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Entity of competent jurisdiction (an “Order”) imposed upon any ContentCo Entity, or upon Torch or any of its Subsidiaries in respect of the ContentCo Business, in each case, by or before any Governmental Entity.

Section 2.8.          Compliance with Laws; Permits.

(a)          The ContentCo Group, and Torch and each of its Subsidiaries with respect to the ContentCo Business, are, and have been since January 1, 2019, in compliance with all Laws and Orders applicable to the ContentCo Group and to Torch in respect of the ContentCo Business, including as Preponderant Agent, except for such failures to comply as would not be material to the ContentCo Business, taken as a whole. Torch and each of its Subsidiaries with respect to the Programing Rights Agreements, are, and have been since January 1, 2019, in compliance with all Laws and Orders applicable to their Broadcasting Rights, except for such failures to comply as would not be material to the ContentCo Business, taken as a whole. The licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities held by the ContentCo Group (each, a “ContentCo Permit”) constitute all licenses, franchises, permits, certificates, approvals and authorizations that are necessary for the ContentCo Group to lawfully conduct its business and all such ContentCo Permits are valid and in full force and effect, except where the failure to hold the same or to be in full force and effect would not be material to the ContentCo Business, taken as a whole. Each ContentCo Entity and, to the Knowledge of Torch, each of their respective directors, officers and employees acting in such capacity and each of its and their other agents and representatives acting on its or their behalf is and has been, since January 1, 2019, in compliance in all material respects with (i) the U.S. Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder (the “FCPA”) and the Mexican Anticorruption Laws and the Mexican Anti-Money Laundering Laws and (ii) the provisions of applicable anti-bribery, anti-corruption, anti-money laundering and sanctions Laws of each jurisdiction in which the ContentCo Group operates or have operated, in the case of clauses (i) and (ii), to the extent applicable to the ContentCo Group and such directors, officers, employees, agents and representatives. Since January 1, 2019, each ContentCo Entity, and to the Knowledge of Torch, each of its or any of their respective officers, directors or employees acting in such capacity and each of its or any of their agents and representatives acting on its or their behalf, have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such Government Official or any Governmental Entity to obtain or retain business, or direct business to any person, or to secure any other improper benefit or advantage, in each case in violation of the FCPA, the Mexican Anticorruption Laws and the Mexican Anti-Money Laundering Laws or any Laws described in clause (ii) of the preceding sentence. Torch maintains policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption, and anti-money laundering Laws in each jurisdiction in which the ContentCo Group operates. None of the ContentCo Entities or, to the Knowledge of Torch, any of their respective directors, officers or employees acting in such capacity, or any of their respective agents or representatives acting on their behalf, has been or is designated on the list of Specifically Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (OFAC). To the Knowledge of Torch, as of the date of this Agreement, none of the ContentCo Entities is subject to any actual pending Proceeding involving any ContentCo Entity relating to the FCPA or any other anti-bribery, anti-corruption, anti-money laundering or sanctions Laws.

(b)         One or more Subsidiaries of Torch, as the case may be, are the holders of concession titles in Mexico described on Section 2.8(b) of the Torch Disclosure Letter (the “Broadcasting Rights”). The Broadcasting Rights are in effect in accordance with its terms and have not been revoked, suspended, canceled, rescinded, terminated or expired and are valid until January 1, 2042 (with respect to spectrum rights) and until January 1, 2052 (with respect to the digital broadcasting rights).

(c)          Except as would not have a ContentCo Material Adverse Effect, Torch or one or more of its Subsidiaries, as the case may be, (i) operate, and since January 1, 2019 have operated, the Broadcasting Rights in compliance with the Mexican Telecommunications Law and applicable Mexican regulations and (ii) have timely filed all registrations and reports required to have been filed with the IFT in respect of the Broadcasting Rights.

(d)         Except as would not have a ContentCo Material Adverse Effect, there is not pending, or, to the Knowledge of Torch, threatened, any Proceeding before the IFT to revoke, suspend, cancel, rescind or materially adversely modify any of the Broadcasting Rights or the programming rights agreement set forth on Section 2.8(d) of the Torch Disclosure Letter.

Section 2.9.          Tax Matters. Except as would not have a ContentCo Material Adverse Effect:

(a)          all Tax Returns required to be filed by or with respect to any ContentCo Entity, have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete;

(b)         all Taxes required to be paid by or with respect to any ContentCo Entity (whether or not shown to be due on any Tax Return) have been paid or will be timely paid by the due date thereof;

(c)         as of the date of this Agreement, there is no pending, or, to the knowledge of Torch, threatened in writing, Tax Proceeding (or deficiency asserted or assessed) by any Taxing Authority with respect to, and no statute of limitations or any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions to file Tax Returns) has been agreed to, in each case, with respect to any Taxes of any ContentCo Entity;

(d)         each ContentCo Entity has complied with all applicable Laws relating to the withholding of Taxes;

(e)          none of the ContentCo Entities are parties to any written Tax sharing, Tax allocation or Tax indemnification agreement (other than (x) agreements solely among ContentCo Entities and (y) commercial agreements the primary purpose of which does not relate to Taxes);

(f)          there are no Liens for Taxes upon any of the material assets or properties of any ContentCo Entity or upon the Purchased Rights, other than Permitted Liens;

(g)         no ContentCo Entity that is a “United States person” within the meaning of Section 7701(a)(30) of the Code has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);

(h)         no ContentCo Entity (i) has, in the past six (6) years, been a member of an affiliated group filing a consolidated, combined, unitary, affiliated or similar Tax Return (other than any group of which Torch or its Affiliate was the common parent) or (ii) has any material liability for the Taxes of any person (other than Torch or any of its Affiliates (including any other ContentCo Entity)) due to being a member of a group described in clause (i), or as a transferee or successor;

(i)           no ContentCo Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date; (ii) agreement entered into with a Taxing Authority prior to the Closing; (iii) installment sale made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) other reason;

(j)           in the past six (6) years, (i) no Tax Returns have been filed by any ContentCo Entity outside of such member’s country of formation, and (ii) no Taxing Authority has asserted in writing that any Tax Return not currently being filed by, or with respect to, any ContentCo Entity, is required to be filed by or with respect thereto;

(k)          none of the ContentCo Entities that is organized under the Laws of Mexico: (i) is or has been listed under the Mexican Tax Administration Service’s publication pursuant to article 69-B of the Mexican Federal Tax Code and no Tax invoice has been issued to any ContentCo Entity by a vendor listed under article 69-B of the Mexican Federal Tax Code (or, where such invoice has been issued to a ContentCo Entity, no Tax benefit was claimed by such member in respect of such invoice); (ii) has acquired an ongoing business for purposes of article 26(IV) of the Mexican Federal Tax Code; (iii) has entered into any agreement that could be deemed to constitute an asociación en participación in terms of article 17-B of the Mexican Federal Tax Code; or (iv) has entered into any agreement or been a party to any transaction resulting in an unlawful transfer of net operating losses, as provided by article 69-B Bis of the Mexican Federal Tax Code;

(l)           each ContentCo Entity that is organized under the Laws of Mexico has, to the extent applicable, complied with any mandatory disclosure obligations under Title VI of the Mexican Federal Tax Code; and

(m)         each ContentCo Entity has (i) retained all Tax, accounting and corporate records to the extent required by applicable Tax Law and (ii) prepared and retained any transfer pricing documentation required to be prepared and retained pursuant to any applicable Tax Law.

Section 2.10.        Employee Plans.

(a)          Torch has made available to United a copy of the form of stock option award relating to the ContentCo Benefit Plans.

(b)         None of the ContentCo Entities contributes to or is obligated to contribute to, or within the six (6) years preceding this Agreement contributed to or was obligated to contribute to any defined benefit pension plan.

(c)          There are no pending or, to the Knowledge of Torch, threatened material actions, claims or lawsuits against or relating to any ContentCo Benefit Plan or the trusts related thereto with respect to the operation of such plan (other than routine benefits claims). No ContentCo Benefit Plan is presently under audit, investigation or examination (nor has written notice been received of a potential audit, investigation or examination) by any Governmental Entity, except as would not be material to the ContentCo Business, taken as a whole.

(d)         Each ContentCo Benefit Plan has been established, maintained, administered and funded in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except as would not be material to the ContentCo Business, taken as a whole. All contributions, premium payments or other amounts required to have been made under any ContentCo Benefit Plan to any funds or trusts established thereunder or in connection therewith have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued and reported on the ContentCo Financial Statements, except as would not be material to the ContentCo Business, taken as a whole.

(e)          None of the ContentCo Benefit Plans provide, and none of the ContentCo Entities has any obligation to provide, retiree health or retiree life insurance benefits or any applicable healthcare continuation coverage, except as required by Law, at the expense of the participant or the participant’s beneficiary or that is not material to the ContentCo Business, taken as a whole.

(f)          Except as expressly provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in any payment or benefit becoming due to any current or former director, employee or consultant of any ContentCo Entity, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other obligation pursuant to, any of the ContentCo Benefit Plans or (iii) limit or restrict the right of the ContentCo Group to merge, amend or terminate any ContentCo Benefit Plan.

(g)         Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code. No ContentCo Benefit Plan provides for the gross-up or reimbursement of Taxes, including under Section 409A or 4999 of the Code or other similar Laws.

Section 2.11.        Labor Matters. Except as would not have a ContentCo Material Adverse Effect, (a) none of the ContentCo Entities, nor Torch nor any of its Subsidiaries with respect to the ContentCo Business, is the subject of any Proceeding as of the date hereof asserting that any ContentCo Entity, or Torch or any of its Subsidiaries with respect to the ContentCo Business, has committed any unfair labor practice or is seeking to compel any ContentCo Entity or the ContentCo Business to bargain with any labor union or labor organization, (b) there is no pending or, to the Knowledge of Torch, threatened in writing, nor has there been since January 1, 2019 any, labor strike, walkout, work stoppage, slow-down or lockout affecting any ContentCo Business Employee or any of its Subsidiaries, other than as a result of Pandemic Measures, (c) each ContentCo Entity, and each of Torch and its Subsidiaries with respect to the ContentCo Business, is, and has been since January 1, 2019, in compliance with all applicable Collective Bargaining Agreements to which any ContentCo Entity is party as an employer and all Laws regarding labor, employment and employment practices, and (d) no ContentCo Entity, nor Torch nor any of its Subsidiaries with respect to the ContentCo Business, is delinquent in payment to any of its current or former directors, officers, employees, consultants or other service providers for any wages, fees, salaries, commissions or bonuses or in payments owed upon termination of any such person’s employment or service.

Section 2.12.        Environmental Matters. Except as would not have a ContentCo Material Adverse Effect:

(a)          Each ContentCo Entity, and Torch and each of its Subsidiaries with respect to the ContentCo Business, is, and has been since January 1, 2016, in compliance with all applicable Environmental Laws, no ContentCo Entity has received any written notice, demand, claim or request for information since January 1, 2018 or that otherwise remains unresolved alleging that any ContentCo Entity is in violation of or has any liability under any Environmental Law.

(b)         Each ContentCo Entity possesses and is in compliance with all ContentCo Permits required under Environmental Laws for the operation of their respective businesses (such ContentCo Permits, the “ContentCo Environmental Permits”). None of Torch or any of its Subsidiaries has, since January 1, 2016, received any written notice alleging noncompliance with any ContentCo Environmental Permit or threatening to terminate any ContentCo Environmental Permit.

(c)          There is no, and there has not been since January 1, 2016, any, Proceeding under or pursuant to any Environmental Law that is pending or, to the Knowledge of Torch, threatened in writing against any ContentCo Entity or the ContentCo Business.

(d)         Since January 1, 2016, none of the ContentCo Entities, nor Torch nor any of its Subsidiaries with respect to the ContentCo Business, has been or is subject to any Order arising under Environmental Laws.

(e)          Since January 1, 2016, there has been no disposal, discharge, spill, handling or release of any Hazardous Material on or at any real property currently or formerly owned, leased or operated, or any third-party real property used for disposal or recycling, by any ContentCo Entity, nor has there been any exposure to any Hazardous Materials, in each case, that would reasonably be expected to result in a Proceeding or Order pursuant to Environmental Law against any ContentCo Entity.

(f)          Since January 1, 2016, none of the ContentCo Entities has provided an indemnity for, or otherwise retained or assumed by contract or by operation of Law, any liabilities, in each case, that would reasonably be expected to form the basis of any Proceeding or Order against any ContentCo Entity pursuant to any Environmental Law.

Section 2.13.        Intellectual Property.

(a)          Except as would not be material to the ContentCo Business, taken as a whole, the ContentCo Owned IP, the Intellectual Property licensed pursuant to Section 5.21 or to which the ContentCo Group has a valid and enforceable license or otherwise sufficient rights to use and practice, and the Purchased IP Rights constitutes all of the Intellectual Property of Torch and its Subsidiaries used or held for use in or necessary for the ContentCo Business in a manner substantially similar to the manner in which the ContentCo Business was operating as of the date of this Agreement. Except as would not be material to the ContentCo Business, taken as a whole, the ContentCo Group owns all of the rights, title and interest in and to all ContentCo Owned IP, free and clear of all Liens (other than Permitted Liens). Section 2.13(a) of the Torch Disclosure Letter sets forth a complete and accurate list of all trademarks and reserves of rights (reservas) included in the ContentCo Registered IP, specifying as to each item, as applicable: (1) the owner thereof, (2) the nature of the item, (3) the jurisdiction in which the item is issued or registered or in which an application for issuance or registration has been filed and (4) the issuance, registration or application numbers. Since January 1, 2019, (i) there are, and have been, no pending or, to the Knowledge of Torch, threatened Proceedings against Torch or any of its Subsidiaries challenging the validity, enforceability, ownership, right to use, sell, distribute, license or sublicense any ContentCo Owned IP or Purchased IP Rights, which Proceedings would be material to the ContentCo Business, taken as a whole, and (ii) no material ContentCo Registered IP or Purchased IP Rights have expired, been abandoned or otherwise terminated except in the ordinary course of business consistent with past practice or that Torch and its Subsidiaries have determined, in their reasonable business judgment, is no longer useful with respect to the ContentCo Business. All ContentCo Registered IP and Purchased Rights are subsisting, and are, to the extent issued or registered, to the Knowledge of Torch, valid and enforceable.

(b)         Except as would not be material to the ContentCo Business, taken as a whole, except for the Excluded Assets and Liabilities, and subject to renewals, updates of rights and payments of royalties and licenses fees in the ordinary course of business, (i) the ContentCo Group owns and has a valid and enforceable right to use, distribute, display and otherwise exploit all Audio-Visual Content owned by Torch or any of its Subsidiaries that is primarily used or primarily held for use in the ContentCo Business, in each case as of the date of this Agreement (“ContentCo Owned Media Properties”) as used, distributed, displayed and otherwise exploited in the conduct of the business and as of the date of this Agreement, (ii) the ContentCo Group has a valid and enforceable right to use, distribute, display and otherwise exploit all Audio-Visual Content licensed to the ContentCo Group with rights available and that is primarily used or primarily held for use in the ContentCo Business as of the date of this Agreement (“ContentCo Licensed Media Properties”) as used, distributed, displayed and otherwise exploited in the conduct of the business as of the date of this Agreement, and (iii) Torch or any its Subsidiaries has a valid and enforceable right to use, distribute, display and otherwise exploit all Audio-Visual Content included in the Purchased Rights as used, distributed, displayed and otherwise exploited in the conduct of the business and as of the date of this Agreement.

(c)         Except as would not be material to the ContentCo Business, taken as a whole, the ContentCo Group, and Torch and each of its Subsidiaries with respect to the ContentCo Business, are not currently infringing, misappropriating or otherwise violating the Intellectual Property rights of any third party, nor have they, since January 1, 2019, infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party, nor, since January 1, 2019, other than routine enforcement actions, has Torch or its Subsidiaries sent any written notice to any third party regarding any actual or potential infringement, misappropriation or other unauthorized use of any material ContentCo Owned IP (including ContentCo Owned Media Properties), material Purchased IP Rights or material ContentCo Licensed Programming.

(d)         As of the date of this Agreement, except as would not be material to the ContentCo Business, taken as a whole, to the Knowledge of Torch, (i) no third party is infringing, misappropriating or otherwise violating any ContentCo Owned IP or ContentCo Licensed Programming, and (ii) no third party is infringing, misappropriating or otherwise violating any Purchased IP Rights.

(e)         Except as would not be material to the ContentCo Business, taken as a whole, all ContentCo Owned Media Properties have been developed, produced and exploited in accordance with all applicable (i) contracts, (ii) Laws, and (iii) collective bargaining, union and guild agreements.

(f)          Except as would not be material to the ContentCo Business, taken as a whole, no counterparty to a union, guild or collective bargaining agreement has exercised any audit or similar right under such agreement with any ContentCo Entity, except for exercises of such rights that have been resolved as of the date hereof.

(g)         Except as would not be material to the ContentCo Business, taken as a whole, each ContentCo Owned Media Property is covered by adequate and customary insurance, in accordance with standard custom and practice with respect to entertainment productions in Mexico.

(h)         Except as would not be material to the ContentCo Business, taken as a whole, Torch and its Subsidiaries take and have taken commercially reasonable measures designed to maintain, preserve and protect the confidentiality of and their respective proprietary interests in all confidential ContentCo Owned IP and other Trade Secrets used by the ContentCo Group (including having entered into nondisclosure agreements with contractors, where applicable, having made available to employees the ContentCo Group’s confidentiality policies, having all newly hired employees since July 1, 2019 acknowledge such confidentiality policies, and taking commercially reasonable measures to otherwise ensure that all employees adhere to the ContentCo Group’s confidentiality policies), and to the Knowledge of Torch, since January 1, 2019, there have been no material unauthorized disclosures or uses of any such Intellectual Property. Except as would not be material to the ContentCo Business, taken as a whole, to the Knowledge of Torch, no present or former employee, officer, director, agent, consultant or contractor of Torch or its Subsidiaries has materially misappropriated or misused any Trade Secrets or other confidential information of any other Person in the course of the performance of responsibilities to the ContentCo Group.

(i)           Except as would not be material to the ContentCo Business, taken as a whole, (i) the Information Technology used by the ContentCo Business, whether owned or controlled by the ContentCo Group (“ContentCo IT Systems”), operates and performs in all material respects as required to permit Torch and its Subsidiaries to conduct the ContentCo Business as currently conducted, (ii) to the Knowledge of Torch, since January 1, 2019, no Person has gained unauthorized access to the ContentCo IT Systems and (iii) since January 1, 2019, there have been no failures, crashes, security breaches or other adverse events affecting the ContentCo IT Systems which have caused disruption to the ContentCo Business. Torch and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures with respect to the ContentCo IT Systems. Torch and its Subsidiaries have taken commercially reasonable actions to protect the integrity and security of the ContentCo IT Systems and the information stored therein from unauthorized use, access or modification by third parties. To the Knowledge of Torch, and except as would not be material to the ContentCo Business, taken as a whole, the ContentCo IT Systems do not contain any malicious code, viruses, worms, trojan horses, bugs, faults, errors or contaminants that (A) disrupt, disable, erase or harm in any way such software’s operation, or cause such software to damage or corrupt any data, hardware, storage media, programs, equipment or communications or (B) permit any Person to access such software or any data, hardware, storage media, programs, equipment or communications without authorization.

(j)          Except as would not be material to the ContentCo Business, taken as a whole, (i) the ContentCo Group, and Torch and its Subsidiaries with respect to the ContentCo Business, take commercially reasonable measures to comply with applicable Laws and Orders regarding privacy, Personal Data protection and collection, retention, use and disclosure of personal information, (ii) the ContentCo Group, and Torch and its Subsidiaries with respect to the ContentCo Business, are compliant in all material respects with their respective published privacy policies, (iii) to the Knowledge of Torch, as of the date hereof, there have not been any material incidents of, or written third-party claims related to, any loss, theft, unauthorized access to, unauthorized use of, or unauthorized acquisition, modification, disclosure, corruption or other misuse of any Personal Data in the ContentCo Group’s possession, and (iv) except as set forth on Section 2.13(j)(iv) of the Torch Disclosure Letter, in the regular operation of the ContentCo Business, the ContentCo Group does not collect, process, or store Personal Data of any ContentCo Business users or subscribers located in the United States. Except as would not be material to the ContentCo Business, taken as a whole, since January 1, 2019, (A) none of the ContentCo Entities, nor Torch nor any of its Subsidiaries with respect to the ContentCo Business, has been legally required to provide any notices to Governmental Entities, data owners or individuals in connection with a material loss or material disclosure of, or material unauthorized access to, Personal Data and (B) none of the ContentCo Entities, nor Torch nor any of its Subsidiaries with respect to the ContentCo Business, has provided any such notice. Except as would not be material to the ContentCo Business, taken as a whole, since January 1, 2019 and prior to the date of this Agreement, none of the ContentCo Entities, nor Torch nor any of its Subsidiaries with respect to the ContentCo Business, has received any written notice of any material claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by the ContentCo Group, or by Torch or any of its Subsidiaries with respect to the ContentCo Business.

(k)          Notwithstanding any other provisions of this Agreement, no representation or warranty is made by Torch or its Subsidiaries in this Agreement in respect of infringement of Intellectual Property, other than the representations and warranties contained in this Section 2.13.

Section 2.14.        Property.

(a)         Except as would not be material to the ContentCo Business, taken as a whole, a ContentCo Entity has good and valid title to all of the real property purported to be owned by the ContentCo Group (the “ContentCo Owned Real Property”), free and clear of all Liens except for Permitted Liens. The ContentCo Owned Real Property, together with all real property that a ContentCo Entity, as lessee or sublessee, leases, subleases or occupies that is owned by any third Person or by Torch and its Affiliates (such real property, the “ContentCo Leased Real Property” and, collectively with the ContentCo Owned Real Property, the “ContentCo Real Property”) comprise all of the material real property interests used in the conduct of the ContentCo Business as of the date hereof and as of the Closing Date. Except as would not be material to the ContentCo Business, taken as a whole, each lease, sublease, bailment (comodato) or similar contract or agreement, including amendments, extension notices, guaranties and assignments thereof (each, a “ContentCo Real Property Lease”) is valid, binding and in full force and effect in accordance with its terms except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception. Torch and its Subsidiaries performed, in all material respects, all obligations required under the ContentCo Real Property Leases, and there are no material defaults (or events that would become material defaults with notice, passage of time or both) under the ContentCo Real Property Leases on the part of Torch or any of its Subsidiaries, or, to the Knowledge of Torch, on the part of the other party thereto. Except as would not be material to the ContentCo Business, taken as a whole, a ContentCo Entity has valid leasehold interests in, sub-leasehold interests in, or other occupancy rights with respect to, the leased or occupied premises under the ContentCo Real Property Leases in effect as of the date hereof.

(b)         No third party is a party to any contract to purchase, or has a purchase option, right of first refusal, right of first offer or other right to acquire any material ContentCo Owned Real Property except as provided by applicable Law. Other than Permitted Liens, none of Torch or any of its Subsidiaries has sold, assigned, transferred, mortgaged, pledged or otherwise encumbered all or any part of its fee interests (with respect to material ContentCo Owned Real Property) or its leasehold interests (with respect to material ContentCo Leased Real Property), nor agreed to do any of the foregoing. A ContentCo Entity owns, leases or otherwise has the right to use all real property that is being used to conduct the ContentCo Business, except as would not be material to the ContentCo Business, taken as a whole. A ContentCo Entity has exclusive possession of each parcel of ContentCo Real Property, except as would not have a ContentCo Material Adverse Effect.

(c)          There are no physical defects at any ContentCo Real Property that interfere with or impede the current use by the ContentCo Group of such ContentCo Real Property in the ordinary course of business that would have a ContentCo Material Adverse Effect.

(d)         Except as would not be material to the ContentCo Business, taken as a whole, there are no pending, or, to the Knowledge of Torch, threatened (i) condemnation or eminent domain proceedings of any part of any ContentCo Real Property by any Governmental Entity or (ii) Proceedings for revocation of any certificate of occupancy relating to a ContentCo Real Property from any Governmental Entity.

(e)          To the Knowledge of Torch, (i) there is no existing breach or default by any party under any easements, restrictive covenants or similar obligations or agreements affecting the ContentCo Owned Real Property which breach or default has not yet been cured, (ii) neither Torch nor any of its Subsidiaries have received written notice of any default under any easements, restrictive covenants or similar obligations or agreements affecting the ContentCo Owned Real Property which default has not yet been cured, and (iii) there does not exist any condition or event that with the lapse of time or the giving of notice, or both, would constitute such a breach or default under any easements, restrictive covenants or similar obligations or agreements affecting the ContentCo Owned Real Property, except, in each of clauses (i) through (iii), as would not reasonably be expected to have a ContentCo Material Adverse Effect.

Section 2.15.        Material Contracts.

(a)          For purposes of this Agreement, a “ContentCo Material Contract” shall mean (x) any Contract set forth on Section 2.15(a)(x) of the Torch Disclosure Letter (each, a “Material Content Contract”) and (y) any other Contract to which a ContentCo Entity is a party or is otherwise bound (other than any Contracts that constitute Excluded Assets and Liabilities), which:

(i)           is an agreement or indenture creating, evidencing or relating to Indebtedness in an aggregate principal amount in excess of $50,000,000;

(ii)          provides that any of them will not compete with any other Person in a manner that is material to the ContentCo Business, taken as a whole;

(iii)         purports to limit in any respect that is material to the ContentCo Business, taken as a whole, either the type of business in which the ContentCo Group may engage or the manner or locations in which any of them may so engage;

(iv)        grants material “most favored nation” protection to any Person;

(v)         is with any Governmental Entity and is material to the ContentCo Business, taken as a whole;

(vi)        relates to the operation, management or control of any Person other than a Subsidiary of any ContentCo, in which any ContentCo Entity holds capital stock or other equity interests the book value of which, as of the ContentCo Balance Sheet Date, exceeds $25,000,000;

(vii)       contains a put, call or similar right pursuant to which any ContentCo Entity would be required to purchase or sell, as applicable, any equity interests or other securities of any Person or assets (excluding Intellectual Property) at a purchase price which would reasonably be expected to exceed, or the fair market value of the equity interests or other securities or assets (excluding Intellectual Property) of which would be reasonably likely to exceed, $50,000,000;

(viii)      requires any ContentCo Entity to have potential continuing material indemnification obligations to any Person, or material outstanding liabilities or obligations (excluding confidentiality obligations and indemnification obligations in respect of representations and warranties), whether or not contingent, in connection with any acquisitions or dispositions (in each case, whether completed by merger, sale or purchase of stock, sale or purchase of assets or otherwise) completed since January 1, 2019;

(ix)         is a material ContentCo IP License set forth on Section 2.15(a)(ix) of the Torch Disclosure Letter hereto; and

(x)          is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (viii) and that has or would reasonably be expected to, either pursuant to its own terms or the terms of any related Contracts, involve net payments or receipts in excess of $50,000,000 in any year.

(b)         A true and complete copy of each ContentCo Material Contract, as amended as of the date of this Agreement, has been made available to United. Each of the ContentCo Material Contracts, and each Contract entered into after the date hereof that would have been a ContentCo Material Contract if entered into prior to the date hereof (each, a “ContentCo Additional Contract”), is (or if entered into after the date hereof, will be) valid and binding on a ContentCo Entity and, to the Knowledge of Torch, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not be material to the ContentCo Business, taken as a whole, or except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception. None of the ContentCo Entities nor, to the Knowledge of Torch, any other party is in breach of or in default under any ContentCo Material Contract or ContentCo Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by any ContentCo Entity, in each case, except for such breaches and defaults that would not be material to the ContentCo Business, taken as a whole. As of the date of this Agreement, no ContentCo Entity has received written notice alleging a breach of or default under any ContentCo Material Contract, which notice has not been resolved as of the date of this Agreement, where such breach or default would be material to the ContentCo Business, taken as a whole.

(c)          As of the date of this Agreement, neither Torch nor any of its Subsidiaries has received any written communication or written notice from any Person expressly stating an actual or proposed revocation, withdrawal, suspension, cancellation, termination or renegotiation of or modification to any Material Content Contract, which such revocation, withdrawal, suspension, cancellation, termination, renegotiation or modification would reasonably be expected to be material to the ContentCo Business, taken as a whole.

(d)         A true and complete copy of each Contract, as amended as of the date of this Agreement, to which a ContentCo Entity is a party or is otherwise bound (other than any Contracts that constitute Excluded Assets and Liabilities), which, to the Knowledge of Torch, provides for the grant of exclusivity with respect to specified lines of business, rights of first refusal, rights of first negotiation or similar rights that imposes constraints that are material to the ContentCo Business, taken as a whole, has been made available to United.

Section 2.16.        Operation of the Business. As of the Closing, subject to any Regulatory Restrictions or other actions or arrangements pursuant to Section 5.2 or Section 5.17 and taking into account the assets and services provided for in the Ancillary Agreements, the United Purchaser Subs and the ContentCo Group collectively will be in possession of and have good title to, or valid leasehold interests in or valid rights under Contract to use, the equity interests in the ContentCo Entities contemplated to be acquired by United or its Subsidiaries upon consummation of the transactions contemplated by Article I, the Purchased Rights and the Included Assets and Liabilities, but excluding the Excluded Assets and Liabilities.

Section 2.17.        Related Party Transactions. No ContentCo Entity is a party or is otherwise bound to a Contract with any Related Party of ContentCo, other than (a) Contracts that will be terminated at or prior to the Closing, (b) Contracts that are on arms’ length terms and (c) this Agreement and the Ancillary Agreements.

Section 2.18.        Brokers and Other Advisors. Except for Allen & Company LLC and LionTree Advisors LLC, the fees and expenses of which will be paid by the ContentCo Group and included in the Transaction Expenses (subject to the Expense Cap), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of any ContentCo Entity.

Section 2.19.        No Other Representations or Warranties. Except for the representations and warranties made by Torch in this Article II or in any certificates delivered by Torch in connection with the Transactions, none of Torch, any ContentCo Entity or any other Person makes any other express or implied representation or warranty with respect to any ContentCo Entity or businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts or other forward-looking information or business and strategic plan information regarding any ContentCo Entity, notwithstanding the delivery or disclosure to United or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, none of Torch, any ContentCo Entity or any other Person makes or has made any express or implied representation or warranty to United or any of its respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to any ContentCo Entity or their respective businesses or (b) except for the representations and warranties made by Torch in this Article II or in any certificates delivered by Torch in connection with the Transactions, any oral, written, video, electronic or other information presented to United or any of its Representatives in the course of their due diligence investigation of the ContentCo Group, the negotiation of this Agreement or the course of the Transactions.

Article III

REPRESENTATIONS AND WARRANTIES
OF UNITED

Except as disclosed in (x) United Financial Statements (including the notes thereto) or (y) the applicable section of the disclosure letter delivered by United to Torch immediately prior to the execution of this Agreement (the “United Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the United Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), United represents and warrants to Torch as set forth below (provided, that following the consummation of the transactions contemplated by the Reorganization Agreement, references to United set forth in this Article III shall, except to the extent the context otherwise requires, also apply to New HoldCo):

Section 3.1.          Organization; Standing.

(a)          United is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State of the State of Delaware and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. United is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a United Material Adverse Effect. True and complete copies of the United Existing Organizational Documents and the United Existing Stockholders Agreement, each as in effect as of the date of this Agreement, have previously been made available to Torch, and none of such documents have been amended, modified or terminated as of the date of this Agreement.

(b)         Each of United’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing would not have a United Material Adverse Effect.

Section 3.2.          Capitalization.

(a)          The authorized capital stock of United consists of 50,000,000 shares of Class A Common Stock, par value $0.001 per share (“United Class A Common Stock”), 50,000,000 shares of Class B Common Stock, par value $0.001 per share (“United Class B Common Stock”), 5,000,000 shares of Class C Subordinated Common Stock, par value $0.001 per share (“United Class C Common Stock” and, together with the United Class A Common Stock and United Class B Common Stock, the “United Common Stock”), and 500,000 shares of Preferred Stock, par value $0.001 per share (the “United Preferred Stock”), of which 100,000 shares are designated as Series A Participating Convertible Preferred Stock (the “United Series A Preferred Stock”). At the close of business on April 9, 2021 (the “United Capitalization Date”), (i) 14,035,357 shares of United Class A Common Stock were issued and outstanding (exclusive of United Class A Common Stock covered by outstanding United RSU Awards referenced in clause (vii) below), (ii) no shares of United Class B Common Stock were issued and outstanding, (iii) 842,128 shares of United Class C Common Stock were issued and outstanding, consisting of 210,532 shares each of Class C-1 Subordinated Common Stock, Class C-2 Subordinated Common Stock, Class C-3 Subordinated Common Stock and Class C-4 Subordinated Common Stock, (iv) 100,000 shares of United Series A Preferred Stock and no other shares of Preferred Stock were issued and outstanding, (v) no shares of United Common Stock or United Preferred Stock were held in United’s treasury, (vi) United Stock Options to purchase 182,376 of United Class A Common Stock with a weighted average exercise price of $324.30 were outstanding, (vii) United RSU Awards covering 102,542 shares of United Class A Common Stock were outstanding and (viii) no shares of United Common Stock or United Preferred Stock or other shares of capital stock were reserved for or subject to issuance.

(b)         Except as set forth in Section 3.2(a) and other than shares of capital stock of United that become outstanding after the United Capitalization Date in compliance with Section 4.2, no shares of capital stock of United are issued and outstanding and United does not have outstanding any securities convertible into or exchangeable for any shares of capital stock of United, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants or any other instrument relating to the issuance of, any capital stock of United, or any stock or securities convertible into or exchangeable for any capital stock of United (in each case, issued by United or any of its Subsidiaries); and United is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of United. United does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of United on any matter. Except as set forth in Section 3.2(a), as of the United Capitalization Date, there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units or other compensatory rights or awards (in each case, issued by United or any of its Subsidiaries), that are convertible into or exercisable for a share of United Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of United Common Stock. All United Equity Awards are evidenced by award agreements in substantially the forms made available to Torch.

(c)         Each outstanding share of capital stock of, or other equity or voting interests in, each Subsidiary of United which is owned, directly or indirectly, beneficially and of record, by United (except for directors’ qualifying shares or the like), is duly authorized, validly issued, fully paid and nonassessable, owned free and clear of all Liens, except for Permitted Liens and transfer restrictions under applicable Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).

Section 3.3.          Authority; Noncontravention; Voting and Approval Requirements.

(a)          United and each applicable Subsidiary of United has all necessary entity power and entity authority to execute and deliver this Agreement and such other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by United of this Agreement and by United and each of its Subsidiaries of each other Transaction Document to which it is or will be a party, and the consummation by United of the Transactions, have been duly authorized by its board of directors or equivalent body, and no other corporate action on the part of United or any of its Subsidiaries is necessary to authorize the execution, delivery and performance by United or its Subsidiaries of this Agreement or any of the other Transaction Documents to which it is or will be a party and the consummation by it of the Transactions. This Agreement has been, and each of the other Transaction Documents to which United or any of its Subsidiaries is or will be a party has been or will be, as applicable, duly executed and delivered by United and such Subsidiaries and, assuming due authorization, execution and delivery hereof or thereof by the other parties hereto or thereto, each constitutes (or will upon due authorization, execution and delivery by the other parties thereto constitute) a legal, valid and binding obligation of United, enforceable against United and its applicable Subsidiaries in accordance with its terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception.

(b)         Neither the execution and delivery by United or any of its applicable Subsidiaries of this Agreement or the other Transaction Documents to which it is or will be a party, nor the consummation by United and its Subsidiaries of the Transactions, nor performance or compliance by United or any of its Subsidiaries with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision (A) of the United Existing Organizational Documents or (B) of the similar organizational documents of any of United’s Subsidiaries or (ii) assuming the authorizations, consents and approvals referred to in Section 3.4 are obtained prior to the Closing, the filings referred to in Section 3.4 are made and any waiting periods thereunder have terminated or expired prior to the Closing, (x) violate any Law or Order applicable to United or any of its Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit pursuant to, any of the terms or provisions of any United Material Contract accelerate United’s or, if applicable, any of its Subsidiaries’ obligations under any United Material Contract or (z) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets of United or any of its Subsidiaries, except, in the case of clause (ii), as would not be material to United and its Subsidiaries, taken as a whole.

Section 3.4.          Governmental Approvals. Except for (a) filings and authorizations (or non-objections) required under, and compliance with other applicable requirements of, any applicable Mexican or other competition laws, including the Mexican Antitrust Law, the HSR Act and the Ley de Competencia (Ley 1340 de 2009) of Colombia, (b) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the U.S. Communications Laws, (c) the filing with IFT under the Mexican Telecommunications Law and obtaining the IFT Approval, together with any reports or informational filings required in connection therewith under the Mexican Telecommunications Law, (d) filings with, and compliance with other applicable requirements of, the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, including notice to the U.S. Department of Justice pursuant to the Letter of Agreement between United and the Department of Justice in its capacity as chair of the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, (e) the authorization from the Mexican Foreign Investment Commission under the Mexican Foreign Investment Law and (f) filings and authorizations (or non-objections) required under, and compliance with other applicable requirements of, any other Laws regarding telecommunications, the provision of broadcasting or Audio-Visual Content services, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notice to, any Governmental Entity is necessary for the execution and delivery by United or its Subsidiaries of this Agreement or any of the other Transaction Documents to which it is or will be a party, the performance by United and its applicable Subsidiaries of its and their obligations hereunder or thereunder and the consummation by United and its applicable Subsidiaries of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not be material to United and its Subsidiaries, taken as a whole.

Section 3.5.          United Financial Statements; Undisclosed Liabilities.

(a)          None of the reports listed on Section 3.5(a) of the United Disclosure Letter delivered to the holders of the senior secured notes of Univision Communications Inc. (“UCI”) after January 1, 2019 and prior to the date of this Agreement, as of the respective date that each was delivered to the holders of the senior secured notes of UCI (or, if amended prior to the date hereof, the date of delivery of such amendment, with respect to the disclosures that are amended), contained any untrue statement of material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)         Section 3.5(b) of the United Disclosure Letter sets forth the United Financial Statements. The United Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial condition and results of operations of United and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited financial statements, to normal year-end adjustments that are not reasonably expected to be material and the absence of footnote disclosures).

(c)         Neither United nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of United as of the United Balance Sheet Date included in the United Financial Statements, (ii) incurred after the United Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement or the other Transaction Documents (for clarity, any liability caused by or resulting from a breach by United of this Agreement shall not be deemed a liability “incurred in connection with the negotiation, execution, delivery or performance of, or pursuant to the terms of, this Agreement or the other Transaction Documents”) or (iv) that would not have a United Material Adverse Effect.

(d)         United’s system of internal controls over financial reporting is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting, including policies and procedures that mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of United and its Subsidiaries and (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, in each case, except as would not have a United Material Adverse Effect.

Section 3.6.          Absence of Certain Changes.

(a)          Since the United Balance Sheet Date through the date of this Agreement, except for (i) Pandemic Measures and (ii) the execution and performance of this Agreement and the other Transaction Documents and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the respective business of United and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice.

(b)         Since the United Balance Sheet Date, there has not been any United Material Adverse Effect.

Section 3.7.          Legal Proceedings. Except as would not have a United Material Adverse Effect, there is no, and there has not been since January 1, 2019, any (a) pending or, to the Knowledge of United, threatened Proceeding against United or any of its Subsidiaries or (b) outstanding Order imposed upon United or any of its Subsidiaries, in each case, by or before any Governmental Entity.

Section 3.8.          Compliance with Laws; Permits.

(a)          United and each of its Subsidiaries are, and have been since January 1, 2019, in compliance with all Laws and Orders applicable to United or any of its Subsidiaries, except for such failures to comply as would not be material to United and its Subsidiaries, taken as a whole. The licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities held by United or any of its Subsidiaries (each, a “United Permit”) constitute all licenses, franchises, permits, certificates, approvals and authorizations that are necessary for United and its Subsidiaries to lawfully conduct their respective businesses and all such United Permits are valid and in full force and effect, except where the failure to hold the same or to be in full force and effect would not be material to United and its Subsidiaries, taken as a whole. United and each of its Subsidiaries, and, to the Knowledge of United, each of its and their respective directors, officers and employees acting in such capacity and each of its and their other agents and representatives acting on its or their behalf is and has been, since January 1, 2019, in compliance with (i) the FCPA and (ii) the provisions of applicable anti-bribery, anti-corruption, and anti-money laundering Laws of each jurisdiction in which United and its Subsidiaries operate or have operated, in the case of clauses (i) and (ii), to the extent applicable to United, its Subsidiaries and such directors, officers, employees, agents and representatives, and except for such failures to comply as would not be material to United and its Subsidiaries, taken as a whole. Since January 1, 2019, United, its Subsidiaries and its or any of their respective officers, directors or employees acting in such capacity and, to the Knowledge of United, its or any of their agents and representatives acting on its or their behalf, have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such Government Official or any Governmental Entity to obtain or retain business, or direct business to any person, or to secure any other improper benefit or advantage, in each case in violation of the FCPA or any Laws described in clause (ii) of the preceding sentence, except as would be material to United and its Subsidiaries, taken as a whole. United and its Subsidiaries maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption, anti-money laundering and sanctions Laws in each jurisdiction in which United and its Subsidiaries operate. None of United or any of its Subsidiaries, or, to the Knowledge of United, any of their respective directors, officers or employees acting in such capacity, or any of their respective agents or representatives acting on their behalf, has been or is designated on the list of Specifically Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (OFAC). As of the date of this Agreement, neither United nor any of its Subsidiaries are subject to any actual pending Proceeding involving United or any of its Subsidiaries relating to the FCPA or any other anti-bribery, anti-corruption, anti-money laundering or sanctions Laws.

(b)         United or one or more of its Subsidiaries, as the case may be, are the holders of all of the FCC Licenses material to the operation of the United Stations (the “United FCC Licenses”). The United FCC Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired.

(c)          Except as would not have a United Material Adverse Effect, United or one or more of its Subsidiaries, as the case may be, (i) operate, and since January 1, 2019 have operated, the United Stations in compliance with the U.S. Communications Laws and the applicable United FCC Licenses, (ii) have timely filed all registrations and reports required to have been filed with the FCC relating to the United FCC Licenses (including any required updates or amendments to such registrations and reports), (iii) have paid or caused to be paid all FCC regulatory fees due in respect of the United Stations and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by the United FCC Licenses or any construction permit issued to modify any of the United FCC Licenses to the extent required to be completed as of the date hereof.

(d)         As of the date of this Agreement, there are no, and have not since January 1, 2019 been, any material Proceedings pending or, to the Knowledge of United, threatened before the FCC relating to the United Stations, other than Proceedings affecting broadcast stations generally, and neither United nor any of its Subsidiaries, nor any of the United Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the United Stations during which the FCC may assess any material fine or forfeiture or take any other action that would have a United Material Adverse Effect, or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled, or the time period so extended, remains open as of the date of this Agreement.

(e)          As of the date of this Agreement, except as would not have a United Material Adverse Effect, there is not (i) pending, or, to the Knowledge of United, threatened, any Proceeding before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the United FCC Licenses (other than proceedings to amend the U.S. Communications Laws of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability or (D) order of forfeiture, in each case, against any of the United Stations, United or any of its Subsidiaries with respect to any of the United Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to the United FCC Licenses.

Section 3.9.          Tax Matters. Except as would not have a United Material Adverse Effect:

(a)          all Tax Returns required to be filed by or with respect to United or any of its Subsidiaries, have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete;

(b)         all Taxes required to be paid by or with respect to United or any of its Subsidiaries (whether or not shown to be due on any Tax Return) have been paid or will be timely paid by the due date thereof;

(c)          as of the date of this Agreement, there is no pending, or, to the Knowledge of United, threatened in writing, Tax Proceeding (or deficiency asserted or assessed) by any Taxing Authority with respect to, and no statute of limitations or any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions to file Tax Returns) has been agreed to, in each case, with respect to any Taxes of United or any of its Subsidiaries;

(d)         United and each of its Subsidiaries has complied with all applicable Laws relating to the withholding of Taxes;

(e)          none of United or its Subsidiaries are parties to any written Tax sharing, Tax allocation or Tax indemnification agreement (other than (x) agreements solely among United and its Subsidiaries and (y) commercial agreements the primary purpose of which does not relate to Taxes);

(f)          there are no Liens for Taxes upon any of the material assets or properties of United or any of its Subsidiaries, other than Permitted Liens;

(g)         neither United nor any of its Subsidiaries has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); and

(h)         in the past six (6) years, (i) no Tax Returns have been filed by United or any of its Subsidiaries outside such entity’s country of formation, and (ii) no Taxing Authority has asserted in writing that any Tax Return not currently being filed by, or with respect to, United or any of its Subsidiaries, is required to be filed by or with respect thereto.

Section 3.10.        Employee Plans.

(a)          None of United or any of its ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding this Agreement contributed to or was obligated to contribute to, (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a Multiemployer Plan, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No United Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any United Benefit Plan are, or at any time in the past six (6) years have been, provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code). With respect to any Multiemployer Plan to which United or any of its ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding the date of this Agreement contributed to or was obligated to contribute to, (A) neither United nor any of its ERISA Affiliates has incurred (x) any withdrawal liability under Title IV of ERISA which remains unsatisfied or (y) any contingent liability under Section 4204 of ERISA, (B) to the Knowledge of United, no condition exists that would reasonably be expected to give rise to a partial or complete withdrawal (within the meaning of Subtitle E of Title IV of ERISA) by United or any of its Subsidiaries from any Multiemployer Plan, (C) United has made available to Torch all statements, communications and estimates from such plan, sponsor, labor union or any Governmental Entity regarding actual or contingent withdrawal liabilities and (D) such Multiemployer Plan is not in “endangered status” or “critical status” within the meaning of Section 432 of the Code, and is not in “reorganization” or “insolvent.” The satisfaction of any aggregate withdrawal liability of United and its Subsidiaries, computed as if a complete withdrawal by each of United and its Subsidiaries had occurred under each Multiemployer Plan on the date hereof and withdrawal liability was imposed as a result of such complete withdrawal, would not, if actually incurred, have a United Material Adverse Effect.

(b)         With respect to each United Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan has received a favorable determination letter as to its qualification and that its related trust is exempt from Tax under Section 501(a) of the Code, or is the subject of a favorable opinion letter from the IRS on the form of such plan, and nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(c)          There are no pending or, to the Knowledge of United, threatened actions, claims or lawsuits against or relating to any United Benefit Plan or the trusts related thereto with respect to the operation of such plan (other than routine benefits claims), except where such claims would not have a United Material Adverse Effect. To the Knowledge of United, none of the plan sponsor, the plan administrator or any third-party fiduciary of any United Benefit Plan has engaged in any prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) or any breach of fiduciary duty (as determined under ERISA) with respect to such plan, except where such claims would have a United Material Adverse Effect. No United Benefit Plan is presently under audit, investigation or examination (nor has written notice been received of a potential audit, investigation or examination) by any Governmental Entity.

(d)         Except as would not have a United Material Adverse Effect, each United Benefit Plan has been established, maintained, administered and funded in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Except as would not have a United Material Adverse Effect, all contributions, premium payments or other amounts required to have been made under any United Benefit Plan or Multiemployer Plan to any funds or trusts established thereunder or in connection therewith have, in all material respects, been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been, in all material respects, accrued and reported on United’s financial statements.

(e)          None of the United Benefit Plans provide, and neither United nor any of its Subsidiaries has any obligation to provide, retiree health or retiree life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable healthcare continuation coverage Law or at the expense of the participant or the participant’s beneficiary.

(f)          Except as expressly provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) (i) result in any payment or benefit becoming due to any current or former director, employee or consultant of United or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other obligation pursuant to, any of the United Benefit Plans or (iii) limit or restrict the right of United to merge, amend or terminate any United Benefit Plan.

(g)         Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code. No United Benefit Plan provides for the gross-up or reimbursement of Taxes, including under Section 409A or 4999 of the Code or other similar Laws.

(h)         No condition exists that would reasonably be expected to subject United or any of its Subsidiaries to any material liability under Title IV of ERISA or to a civil penalty under Section 502(i) or 502(l) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980B, 4980D or 4980H of the Code.

Section 3.11.        Labor Matters. Except as would not have a United Material Adverse Effect, (a) neither United nor any of its Subsidiaries is the subject of any Proceeding as of the date hereof asserting that United or any of its Subsidiaries has committed any unfair labor practice or is seeking to compel United to bargain with any labor union or labor organization, (b) there is no pending or, to the Knowledge of United, threatened in writing, nor has there been since January 1, 2019 any, labor strike, walkout, work stoppage, slow-down or lockout affecting any employees of United or any of its Subsidiaries, other than as a result of Pandemic Measures, (c) each of United and its Subsidiaries is, and has been since January 1, 2019, in compliance with all applicable Collective Bargaining Agreements to which United or any of its Subsidiaries is party as an employer and all Laws regarding labor, employment and employment practices, (d) neither United nor any of its Subsidiaries is delinquent in payment to any of its current or former directors, officers, employees, consultants or other service providers for any wages, fees, salaries, commissions or bonuses or in payments owed upon termination of any such person’s employment or service, (e) since January 1, 2019, none of United or any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” (as defined in the WARN Act or any similar Law) or taken any other action that would trigger notice or liability under any United States state, local or non-United States plant closing notice Law, and (f) each of United and its Subsidiaries is, and since January 1, 2019, has been, in compliance with the WARN Act and each similar state or local Law.

Section 3.12.        Environmental Matters. Except as would not have a United Material Adverse Effect:

(a)          United and each of its Subsidiaries is, and has been since January 1, 2019, in compliance with all applicable Environmental Laws, and United has not received any written notice, demand, claim or request for information since January 1, 2019 or that otherwise remains unresolved alleging that United or any of its Subsidiaries is in violation of or has any liability under any Environmental Law.

(b)         United and its Subsidiaries possess and are in compliance with all United Permits required under Environmental Laws for the operation of their respective businesses (such United Permits, the “United Environmental Permits”). None of United or any of its Subsidiaries has, since January 1, 2016, received any written notice alleging noncompliance with any United Environmental Permit or threatening to terminate any United Environmental Permit.

(c)          There is no, and there has not been since January 1, 2016, any, Proceeding under or pursuant to any Environmental Law that is pending or, to the Knowledge of United, threatened in writing against United or any of its Subsidiaries.

(d)         Since January 1, 2016, neither United nor any of its Subsidiaries has been or is subject to any Order arising under Environmental Laws.

(e)          Since January 1, 2016, there has been no disposal, discharge, spill, handling or release of any Hazardous Material on or at any real property currently or formerly owned, leased or operated, or any third-party real property used for disposal or recycling, by United or any of its Subsidiaries, nor has there been any exposure to any Hazardous Materials, in each case, that would reasonably be expected to result in a Proceeding or Order pursuant to Environmental Law against United or any of its Subsidiaries.

(f)          Since January 1, 2016, neither United nor any of its Subsidiaries has provided an indemnity for, or otherwise retained or assumed by contract or by operation of Law, any liabilities, in each case, that would reasonably be expected to form the basis of any Proceeding or Order against United or any of its Subsidiaries pursuant to any Environmental Law.

Section 3.13.        Intellectual Property.

(a)          Except as would not be material to United and its Subsidiaries, taken as a whole, the Intellectual Property owned by United or any of its Subsidiaries (“United Owned IP”), and the Intellectual Property to which United and its Subsidiaries have a valid and enforceable license or otherwise sufficient rights to use and practice, together constitutes all of the Intellectual Property used or held for use in or necessary for United’s and its Subsidiaries’ businesses in a manner substantially similar to the manner in which such businesses were operating as of the date of this Agreement. Except as would not be material to United and its Subsidiaries, taken as a whole, United and its Subsidiaries own all of the rights, title and interest in and to all United Owned IP, free and clear of all Liens (other than Permitted Liens). Since January 1, 2019, there are, and have been, no pending or, to the Knowledge of United, threatened Proceedings against United or any of its Subsidiaries challenging the validity, enforceability, ownership, right to use, sell, distribute, license or sublicense any United Owned IP, which Proceedings would be material to United and its Subsidiaries, taken as a whole. All United Registered IP is subsisting, and is, to the Knowledge of United, valid and enforceable.

(b)         Except as would not be material to United and its Subsidiaries, taken as a whole, and subject to renewals, updates of rights and payments of royalties and licenses fees in the ordinary course of business, (i) United and its Subsidiaries own and have a valid and enforceable right to use, distribute, display and otherwise exploit all Audio-Visual Content owned by United or its Subsidiaries, in each case as of the date of this Agreement (“United Owned Media Properties”) as used, distributed, displayed and otherwise exploited in the conduct of the business and as of the date of this Agreement, and (ii) United and its Subsidiaries have a valid and enforceable right to use, distribute, display and otherwise exploit all Audio-Visual Content licensed to United and its Subsidiaries with rights available (“United Licensed Media Properties”) as used, distributed, displayed and otherwise exploited in the conduct of the business as of the date of this Agreement.

(c)          Except as would not be material to United and its Subsidiaries, taken as a whole, United and its Subsidiaries are not currently infringing, misappropriating or otherwise violating the Intellectual Property rights of any third party, nor have they, since January 1, 2019, infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party, nor since January 1, 2019, other than routine enforcement actions, has United or any of its Subsidiaries sent any written notice to any third party regarding any actual or potential infringement, misappropriation or other unauthorized use of any material United Owned IP (including United Owned Media Properties) or any material United Licensed Programming.

(d)         As of the date of this Agreement, except as would not be material to United and its Subsidiaries, taken as a whole, to the Knowledge of United, no third party is infringing, misappropriating or otherwise violating any United Owned IP.

(e)          Except as would not be material to United and its Subsidiaries, taken as a whole, United and its Subsidiaries take and have taken commercially reasonable measures designed to maintain, preserve and protect the confidentiality of and their respective proprietary interests in all confidential United Owned IP and other Trade Secrets used by United and its Subsidiaries (including having entered into nondisclosure agreements with contractors, where applicable, having made available to employees United’s and its Subsidiaries’ confidentiality policies, having all newly hired employees since July 1, 2019 acknowledge such confidentiality policies, and taking commercially reasonable measures to otherwise ensure that all employees adhere to United’s and its Subsidiaries’ confidentiality policies), and to the Knowledge of United, since January 1, 2019, there have been no material unauthorized disclosures or uses of any such Intellectual Property. Except as would not be material to United and its Subsidiaries, taken as a whole, to the Knowledge of United, no present or former employee, officer, director, agent, consultant or contractor of United or its Subsidiaries has materially misappropriated or misused any Trade Secrets or other confidential information of any other Person in the course of the performance of responsibilities to United and its Subsidiaries.

(f)          Except as would not be material to United and its Subsidiaries, taken as a whole, (i) the Information Technology used by United and its Subsidiaries, whether owned or controlled by United and its Subsidiaries (“United IT Systems”), operates and performs in all material respects as required to permit United and its Subsidiaries to conduct their business as currently conducted, (ii) to the Knowledge of United, since January 1, 2019, no Person has gained unauthorized access to the United IT Systems, and (iii) since January 1, 2019, there have been no failures, crashes, security breaches or other adverse events affecting the United IT Systems which have caused disruption to United or its Subsidiaries’ business. United and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures with respect to the United IT Systems. United and its Subsidiaries have taken commercially reasonable actions to protect the integrity and security of the United IT Systems and the information stored therein from unauthorized use, access or modification by third parties. To the Knowledge of United, and except as would not be material to United and its Subsidiaries, taken as a whole, the United IT Systems do not contain any malicious code, viruses, worms, trojan horses, bugs, faults, errors or contaminants that (i) disrupt, disable, erase or harm in any way such software’s operation, or cause such software to damage or corrupt any data, hardware, storage media, programs, equipment or communications or (ii) permit any Person to access such software or any data, hardware, storage media, programs, equipment or communications without authorization.

(g)         Except as would not be material to United and its Subsidiaries, taken as a whole, (i) United and its Subsidiaries take commercially reasonable measures to comply with applicable Laws and Orders regarding privacy, Personal Data protection and collection, retention, use and disclosure of personal information, (ii) United and its Subsidiaries are compliant in all material respects with their respective published privacy policies, and (iii) to the Knowledge of United, as of the date hereof, there have not been any material incidents of, or written third-party claims related to, any loss, theft, unauthorized access to, unauthorized use of, or unauthorized acquisition, modification, disclosure, corruption or other misuse of any Personal Data in United’s or any of its Subsidiaries’ possession. Except as would not be material to United and its Subsidiaries, taken as a whole, since January 1, 2019, (i) neither United nor any of its Subsidiaries has been legally required to provide any notices to Governmental Entities, data owners or individuals in connection with a material loss or material disclosure of, or material unauthorized access to, Personal Data and (ii) neither United nor any of its Subsidiaries has provided any such notice. Except as would not be material to United and its Subsidiaries, taken as a whole, since January 1, 2019 and prior to the date of this Agreement, neither United nor any of its Subsidiaries has received any written notice of any material claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by United or any of its Subsidiaries.

(h)         Notwithstanding any other provisions of this Agreement, no representation or warranty is made by United or its Subsidiaries in this Agreement in respect of infringement of Intellectual Property, other than the representations and warranties contained in this Section 3.13.

Section 3.14.        Anti-Takeover Provisions. No “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to United by reason of this Agreement or the Transactions.

Section 3.15.        Property.

(a)          Except as would not be material to United and its Subsidiaries, taken as a whole, United or one of its Subsidiaries has good and valid title to all of the property purported to be owned by United or any of its Subsidiaries (the “United Owned Real Property”), free and clear of all Liens except for Permitted Liens. The United Owned Real Property, together with all real property that United or any Subsidiary, as lessee or sublessee, leases, subleases or occupies that is owned by any third Person (such real property, the “United Leased Real Property” and, collectively with the United Owned Real Property, the “United Real Property”) comprise all of the material real property interests used in the conduct of the business and operations of United and its Subsidiaries as now conducted. Except as would not be material to United and its Subsidiaries, taken as a whole, each lease, sublease or similar contract or agreement, including amendments, extension notices and assignment agreements (each, a “United Real Property Lease”) is valid, binding and in full force and effect in accordance with its terms except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception. United and its Subsidiaries performed, in all material respects, all obligations required under the United Real Property Leases, and there are no material defaults (or events that would become material defaults with the passage of time) under the United Real Property Leases on the part of United or any of its Subsidiaries, or, to the Knowledge of United, on the part of the other party thereto. Except as would not be material to United and its Subsidiaries, taken as a whole, United and its Subsidiaries have valid leasehold interests in, sub-leasehold interests in, or other occupancy rights with respect to, the leased or occupied premises under the United Real Property Leases in effect as of the date hereof.

(b)         No third party is a party to any contract to purchase, or has a purchase option, right of first refusal, right of first offer or other right to acquire any material United Owned Real Property except as provided by applicable Law. Other than Permitted Liens, none of United or any of its Subsidiaries has sold, assigned, transferred, mortgaged, pledged or otherwise encumbered all or any part of its fee interests (with respect to material United Owned Real Property) or its leasehold interests (with respect to material United Leased real Property), nor agreed to do any of the foregoing. United or one of its Subsidiaries owns, leases or otherwise has the right to use all real property that is being used to operate the business of United and its Subsidiaries as currently conducted, except as would not be material to United and its Subsidiaries, taken as a whole. United or one of its Subsidiaries has exclusive possession of each parcel of United Real Property except as would not have a United Material Adverse Effect.

(c)          There are no physical defects at any United Real Property that interfere with or impede the current use by United or its Subsidiaries of such United Real Property in the ordinary course of business that would have a United Material Adverse Effect.

(d)         Except as would not be material to United and its Subsidiaries, taken as a whole, there are no pending, or, to the Knowledge of United, threatened (i) condemnation or eminent domain proceedings of any part of any United Real Property by any Governmental Entity or (ii) Proceedings for revocation of any certificate of occupancy relating to a United Owned Real Property from any Governmental Entity.

(e)          To the Knowledge of United, (i) there is no existing breach or default by any party under any easements, restrictive covenants or similar obligations or agreements affecting the United Owned Real Property which breach or default has not yet been cured, (ii) neither United nor any of its Subsidiaries have received written notice of any default under any easements, restrictive covenants or similar obligations or agreements affecting the United Owned Real Property which default has not yet been cured, and (iii) there does not exist any condition or event that with the lapse of time or the giving of notice, or both, would constitute such a breach or default under any easements, restrictive covenants or similar obligations or agreements affecting the United Owned Real Property, except, in each of clauses (i) through (iii), as would not reasonably be expected to have a United Material Adverse Effect.

Section 3.16.        Material Contracts.

(a)         For purposes of this Agreement, “United Material Contract” shall mean any Contract to which United or any of its Subsidiaries is a party or is otherwise bound, other than any United Benefit Plan or any Carriage Agreement (except as expressly referenced in Section 3.16(a)(iv) below), which:

(i)           is an agreement or indenture creating, evidencing or relating to Indebtedness in an aggregate principal amount in excess of $50,000,000;

(ii)         provides that any of them will not compete with any other Person in a manner that is material to United and its Subsidiaries, taken as a whole;

(iii)        purports to limit in any respect that is material to United and its Subsidiaries, taken as a whole, either the type of business in which United or its Subsidiaries may engage or the manner or locations in which any of them may so engage;

(iv)        is a Carriage Agreement with any Major U.S. Distributor;

(v)         is with any Governmental Entity and is material to United and its Subsidiaries, taken as a whole, which, for clarity, includes any agreement with any U.S. Security Agency;

(vi)        contains a put, call or similar right pursuant to which United or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests or other securities of any person or assets (excluding Intellectual Property) at a purchase price which would reasonably be expected to exceed, or the fair market value of the equity interests or other securities or assets (excluding Intellectual Property) of which would reasonably be likely to exceed, $50,000,000; and

(vii)       requires United or any of its Subsidiaries to have potential continuing material indemnification obligations to any Person, or material outstanding liabilities or obligations (excluding confidentiality obligations and indemnification obligations in respect of representations and warranties), whether or not contingent, in connection with any acquisitions or dispositions (in each case, whether completed by merger, sale or purchase of stock, sale or purchase of assets or otherwise) completed since January 1, 2019.

(b)         Each of the United Material Contracts, and each Contract entered into after the date hereof that would have been a United Material Contract if entered into prior to the date hereof (each, a “United Additional Contract”), is (or if entered into after the date hereof, will be) valid and binding on United or its Subsidiaries, as the case may be and, to the Knowledge of United, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not be material to United and its Subsidiaries, taken as a whole, or except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception. Except with respect to any Carriage Agreement (which shall be governed instead by Section 3.17), neither United nor any of its Subsidiaries nor, to the Knowledge of United, any other party is in breach of or in default under any United Material Contract or United Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by United or any of its Subsidiaries, in each case, except for such breaches and defaults that would not have a United Material Adverse Effect. Except with respect to any Carriage Agreement (which shall be governed instead by Section 3.17), as of the date of this Agreement, neither United nor any of its Subsidiaries has received written notice alleging a breach of or default under any United Material Contract, which notice has not been resolved as of the date of this Agreement, where such breach or default would have a United Material Adverse Effect.

(c)          A true and complete copy of each Contract, as amended as of the date of this Agreement, to which United or any of its Subsidiaries is a party or is otherwise bound (other than any Contracts that were previously approved by the board of directors of United prior to the date hereof), which, to the Knowledge of United, provides for the grant of exclusivity with respect to specified lines of business, rights of first refusal, rights of first negotiation or similar rights that imposes constraints that are material to United and its Subsidiaries, taken as a whole, has been made available to Torch.

Section 3.17.        Carriage Agreement Matters. Since January 1, 2019, neither United nor any of its Subsidiaries has received any written notice pursuant to a Carriage Agreement, which notice has not been resolved as of the date of this Agreement, from any of United and its Subsidiaries’ Major U.S. Distributors, of: (a) any material breach or other material non-compliance by United or its Subsidiaries of such Major U.S. Distributor’s Carriage Agreement or (b) any such Major U.S. Distributor’s intention to discontinue or materially modify carriage of, or materially alter rates applicable to, a United Station or any United-owned or -represented linear cable programming network (including via termination of such Major U.S. Distributor’s Carriage Agreement).

Section 3.18.        Insurance. Except as would not have a United Material Adverse Effect, United and its Subsidiaries are covered by valid and currently effective insurance policies and all premiums payable under such policies have been duly paid to date and, as of the date of this Agreement, none of United or any of its Subsidiaries has received any written notice of default or cancellation of any such policy. Except as would not have a United Material Adverse Effect, as of the date hereof, there are no pending Proceedings under the Insurance Policies with respect to United or any of its Subsidiaries as to which the insurers have denied or disputed (in writing) coverage or cancelled any Insurance Policy maintained by or on behalf of United or any of its Subsidiaries, or, to the Knowledge of United, have threatened to deny or dispute coverage or cancel any Insurance Policy maintained by or on behalf of United or any of its Subsidiaries (other than reservation of rights letters issued in the ordinary course of business).

Section 3.19.        Related Party Transactions. Neither United nor any of its Subsidiaries is a party or is otherwise bound to a Contract with any Related Party of United, other than (a) Contracts that will be terminated at or prior to the Closing, (b) Contracts that are on arms’ length terms, (c) Contracts that, prior to the date hereof, were previously approved by the board of directors of United (or the members of the board of directors of United who are not affiliated with the applicable Related Party) and (d) this Agreement and the Ancillary Agreements.

Section 3.20.        Financing. As of the date hereof, United has delivered to Torch true and correct copies of (i) a fully executed debt commitment letter, dated as of even date herewith (as may be amended or modified in accordance with the terms hereof, the “Debt Commitment Letter”), from the Debt Financing Sources party thereto, reflecting each such person’s commitment to provide to United at the Closing (or, at the option of United, prior to the Closing) the cash amount set forth therein subject to the terms and conditions thereof (the “Debt Financing”), (ii) any fee letters related to the Debt Commitment Letter, (iii) the fully executed Investment Agreement between United and the persons identified therein (together with any persons that become a party thereto after the date of this Agreement in accordance with the terms thereof, the “Equity Financing Sources”), reflecting each such person’s commitment to subscribe for shares of Series C Preferred Stock in exchange for the cash amount set forth therein subject to the terms and conditions thereof (the “Equity Financing”), and (iv) any other Contract (or form thereof) between or among United or any of its Subsidiaries, on the one hand, and any Equity Financing Source or any Affiliate thereof, on the other hand, entered into or proposed to be entered into in connection with or relating to the Equity Financing or the Transactions, whether of a financing, commercial or other nature. As of the date hereof, each of the Debt Commitment Letter and the Investment Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of United and, to the Knowledge of United, the other parties thereto, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles. As of the date hereof, none of the Debt Commitment Letter and the Investment Agreement has been amended, supplemented or otherwise modified in any respect, no amendment, supplement or modification is contemplated (other than to add or replace lenders, financial institutions, lead arrangers, bookrunners, syndication agents or other similar entities in a manner contemplated by the Debt Commitment Letter), and the financing and subscription commitments thereunder have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of United or, to the Knowledge of United, any other parties thereto under any term or condition of the Debt Commitment Letter or the Investment Agreement, and, assuming the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2, United has no reason to believe that it will be unable to satisfy on a timely basis any term or condition precedent to the funding of any portion of the Debt Financing and/or Equity Financing to be satisfied by it set forth in the Debt Commitment Letter and the Investment Agreement, respectively, or that any portion of the Debt Financing or Equity Financing to be made thereunder will otherwise not be available to United on or prior to the Closing Date to consummate the Transactions. Except for the fee letters (true and correct copies of which have been provided to Torch) and customary engagement letters and fee credit letters with respect to the Debt Financing (none of which reduces the amount of the Debt Financing below the Required Amount (after taking into account the amount of the Equity Financing) or adversely affects the conditionality, enforceability, termination or availability of the Debt Financing), as of the date hereof, there are no side letters or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter or the Investment Agreement to which United is a party that impose conditions to, affect the availability or enforceability of or modify, amend or expand the conditions to the funding of the Debt Financing or Equity Financing other than as expressly set forth in the Debt Commitment Letter or the Investment Agreement. The Debt Financing and Equity Financing, when funded in accordance with the Debt Commitment Letter and the Investment Agreement, respectively, and after giving effect to any “flex” provision in the Debt Commitment Letter or the related fee letters (including with respect to fees and original issue discount) will provide United with funds sufficient to satisfy all of United’s and its Subsidiaries’ (including its Subsidiaries following the Closing) payment obligations under Article I, pay any other amounts required to be paid by United and its Subsidiaries (including its Subsidiaries following the Closing) in connection with the consummation of the Transactions and pay all related fees and expenses as they are required to be paid by United and its Subsidiaries (including its Subsidiaries following the Closing), in each case, on or prior to the Closing Date, in accordance with the terms and subject to the conditions set forth herein (such amounts, collectively, the “Required Amount”). The obligations to make the Debt Financing and Equity Financing available to United pursuant to the terms of the Debt Commitment Letter and the Investment Agreement, respectively, are not subject to any conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing and Equity Financing, other than as expressly set forth in the Debt Commitment Letter and the Investment Agreement, respectively (including any “flex” provisions in or related to the Debt Commitment Letter or the related fee letters). In no event shall the receipt or availability of any funds or financing (including the Debt Financing and the Equity Financing) by United or any of its Affiliates or any other financing or other transactions be a condition to any of United’s obligations under this Agreement.

Section 3.21.        Solvency. Immediately following the Closing, after giving effect to the Transactions, the Debt Financing and the Equity Financing, the payment of the consideration and other amounts required to be paid by United and its Subsidiaries (including its Subsidiaries following the Closing) hereunder in connection with the consummation of the Transactions and all related fees and expenses, assuming (i) the accuracy of the representations and warranties set forth in Article II (subject to the qualifications and limitations set forth therein), (ii) the compliance by Torch and its Subsidiaries of their respective obligations hereunder in all material respects and (iii) the satisfaction of the conditions to the obligation of United to effect the Closing set forth in Article VIII, (a) the amount of the “fair saleable value” of the assets of United and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay the probable liabilities (including contingent liabilities) of United and its Subsidiaries, taken as a whole, as such liabilities become absolute and matured; (b) the assets of United and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their liabilities (including the probable amount of all contingent liabilities); (c) United and its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and (d) United and its Subsidiaries, taken as a whole, will not have incurred liabilities, including contingent and other liabilities, beyond their ability to pay such liabilities as they mature or become due.

Section 3.22.        Brokers and Other Advisors. Except for Guggenheim Securities, LLC and J.P. Morgan Securities LLC, the fees and expenses of which will be paid by United, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of United or any of its Subsidiaries.

Section 3.23.        No Other Representations or Warranties. Except for the representations and warranties made by United in this Article III or in any certificates delivered by United in connection with the Transactions, none of United or any other Person makes any other express or implied representation or warranty with respect to United or any of its Subsidiaries or businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts or other forward-looking information or business and strategic plan information regarding United and its Subsidiaries, notwithstanding the delivery or disclosure to Torch or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, none of United or any other Person makes or has made any express or implied representation or warranty to Torch or any of its respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to United, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by United in this Article III or in any certificates delivered by United in connection with the Transactions, any oral, written, video, electronic or other information presented to Torch or any of its Representatives in the course of their due diligence investigation of United, the negotiation of this Agreement or the course of the Transactions.

Article IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1.          Conduct of Business of ContentCo Before the Closing.

(a)          Torch covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms or the Closing (except (w) as otherwise specifically required or permitted by the terms of this Agreement and the other Transaction Documents (including Section 5.13 (including the Pre-Closing Restructuring) and, to the extent permitted by Section 4.1(b)(v) and Section 5.19, any dividends or distributions of cash), (x) as may be required by Law or Order or as otherwise set forth in Section 4.1(a) of the Torch Disclosure Letter, (y) as reasonably required in response to a Pandemic or any Pandemic Measures, or (z) unless United shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed)), Torch shall use its commercially reasonable efforts (i) to conduct the business of the ContentCo Group, in all material respects, in the ordinary course of business consistent with past practice, (ii) to preserve substantially intact the business organization of the ContentCo Group, (iii) to preserve, in all material respects, their respective assets and properties in good repair and condition and the present relationships of the ContentCo Group with Governmental Entities, material customers, suppliers, licensors, licensees, distributors, lessors and other persons with which ContentCo Group has significant business relations and (iv) to maintain the Broadcasting Rights in effect and free and clear of any Liens (other than Permitted Liens) and in compliance with all their obligations, in each case in all material respects. Notwithstanding the foregoing, no action by Torch or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.1(b) shall be deemed a breach of this Section 4.1(a) unless such action would constitute a breach of such provision of Section 4.1(b).

(b)         Without limiting the generality of Section 4.1(a), Torch shall not, with respect to the ContentCo Business, and shall cause each ContentCo Entity not to (except (w) as specifically required or permitted by the terms of this Agreement and the other Transaction Documents (including Section 5.13 (including the Pre-Closing Restructuring) and, to the extent permitted by Section 4.1(b)(v) and Section 5.19, any dividends or distributions of cash), (x) as may be required by Law or Order or as set forth in Section 4.1(b) of the Torch Disclosure Letter, (y) as reasonably required in response to a Pandemic or any Pandemic Measures, or (z) unless United shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed)), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Closing, directly or indirectly, do any of the following:

(i)           make any change in any of the organizational documents of any ContentCo (whether by merger, consolidation, operation of law or otherwise);

(ii)          issue, deliver, sell, pledge, grant, transfer, encumber or subject to any Lien any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities, in each case of any ContentCo or any of its Subsidiaries, except, in each case, for any such issuances of, or grants of options, warrants or rights to acquire, or issuances of any securities convertible or exchangeable into, shares of capital stock, membership interests or partnership interests or other equity interests of wholly-owned Subsidiaries of any ContentCo to any ContentCo or to other wholly-owned Subsidiaries of any ContentCo;

(iii)         redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of any ContentCo or any of its Subsidiaries or any other securities convertible into or exercisable or exchangeable for, or warrants, options or other rights to acquire, any such shares or other ownership interests, other than in connection with redemptions, purchases or other acquisitions of shares or interests of any wholly-owned Subsidiary of any ContentCo by any ContentCo or any other wholly-owned Subsidiary of any ContentCo;

(iv)        except for acquisitions made in the ordinary course of business (including media for equity transactions), acquire, by purchasing the assets or equity of, any Person or division thereof, with an aggregate fair market value in excess of $100,000,000;

(v)         except as undertaken in the ordinary course of business, transfer, lease, sell, assign, mortgage, pledge, place a Lien (other than a Permitted Lien) upon or otherwise dispose of any tangible properties or assets (including capital stock of any ContentCo Entity), except for any transfer, lease, sale or assignment of any properties or assets with an aggregate fair market value not in excess of $20,000,000; provided that this clause (v) shall not apply with respect to obsolete assets; and provided, further that any consideration that is received in connection with any such sale (“Asset Sale Consideration”), other than Asset Sale Consideration that does not exceed $500,000 for any individual asset or property and $4,000,000 in the aggregate, shall be retained by the applicable ContentCo Entity (or its applicable Subsidiary) and may not be distributed out of the ContentCo Group pursuant to Section 5.19 or otherwise prior to the Closing;

(vi)        merge with or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate, except for mergers among, or the restructuring, reorganization or liquidation of, solely among Torch and its Subsidiaries that (A) individually or in the aggregate, would not or would not reasonably be expected to prevent, delay or materially impair the consummation of any of the Transactions or (B) would otherwise be permitted to be undertaken without the prior written consent of United under Section 5.13;

(vii)       make any material change in any financial or financial accounting policy, principle, procedure, method, estimate or practice, except for any such change required by changes in IFRS (or any interpretation thereof) or applicable Law, in each case, occurring after the date of this Agreement;

(viii)      (A) make, change or revoke any Tax election, (B) adopt or change any Tax accounting method or Tax accounting period, (C) file any amended Tax Return, (D) settle any Tax Proceeding, (E) surrender any right to claim a Tax refund, or (F) enter into any voluntary disclosure or closing agreement with respect to Taxes, in each case, if such action would reasonably be expected to result in a material increase in a Tax liability of United or its Subsidiaries, including any ContentCo Entity, in any Post-Closing Tax Period;

(ix)         settle any Proceeding (or related Proceedings relating to the same underlying event or loss) or enter into any consent decree or settlement agreement with any Governmental Entity involving an amount in controversy in excess of $50,000,000 (with respect to any such Proceeding);

(x)          without limiting Section 4.1(b)(ix), settle or resolve any claim against any ContentCo Entity on terms that require the ContentCo Group to materially alter its existing business practices, in each case other than any claim with respect to Taxes, which shall be governed by Section 4.1(b)(viii);

(xi)         incur, assume, endorse, guarantee or otherwise become liable for, or modify the terms of, any Indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), in each case of any ContentCo or any of its Subsidiaries, except, in the ordinary course of business, (A) any guarantees of Torch’s or any of its Subsidiaries’ revolving credit facilities, (B) intercompany Indebtedness solely between or among Torch and/or its wholly-owned Subsidiaries, (C) any Indebtedness that will be repaid or discharged by Torch or any of its Subsidiaries at or prior to Closing, (D) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (E) overdraft facilities or cash management programs, in the case of each of clauses (D) and (E), issued, made or entered into in the ordinary course of business consistent with past practice; provided that, in the case of each of clauses (A) and (C), Torch shall, and shall cause is Subsidiaries to, deliver to United at least three (3) Business Days prior to the Closing a payoff letter or other evidence of termination or release from each holder of such Indebtedness to be paid (and/or guarantee to be released) at or prior to the Closing (together, in each case, with any applicable Lien release documentation in connection therewith), in form and substance reasonably acceptable to United;

(xii)        materially amend, waive any material right under or voluntarily terminate any material ContentCo Real Property Lease, or enter into, extend or fail to exercise any renewal option under any material ContentCo Real Property Lease;

(xiii)       except as required by Law or by Contracts in effect as of the date of this Agreement, increase the compensation, bonus or pension, welfare, severance or other benefits of current officers and employees of any ContentCo Entity if such increase would result in an increase in the aggregate compensation and benefits expense of the ContentCo Group, taken as a whole, that is material as compared to such expense for the last twelve (12) months prior to the date of this Agreement;

(xiv)       enter into or amend any material Contract with any Related Party of any ContentCo or any of its Subsidiaries (other than (a) Contracts solely between or among any ContentCo and/or wholly-owned Subsidiaries of any ContentCo, (b) Contracts that will be terminated at or prior to the Closing, (c) Contracts that are on arms’ length terms and (d) the Ancillary Agreements);

(xv)        enter into, materially amend or terminate any Contract to which a ContentCo Entity is a party that (A) provides for payments to or from the ContentCo Group in excess of $25,000,000 in any twelve (12)-month period, (B) provides for network programming of more than five (5) hours per week on a majority of the owned and operated stations of the ContentCo Group or (C) is a Carriage Agreement that is material to ContentCo Group, taken as a whole; or

(xvi)       commit, resolve or agree to do or authorize any of the foregoing.

Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prohibit or restrict Torch or its Subsidiaries from engaging in any activity with respect to any of their respective businesses or operations other than the ContentCo Business, subject to Section 4.1(a)(iv).

(c)          Prior to the Closing Date, Torch shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 4.2.          Conduct of Business of United Before the Closing.

(a)         United covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Closing (except (w) as otherwise specifically required or permitted by the terms of this Agreement and the other Transaction Documents, (x) as may be required by Law or Order or as otherwise set forth in Section 4.2(a) of the United Disclosure Letter, (y) as reasonably required in response to a Pandemic or any Pandemic Measures, or (z) unless Torch shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed)), United shall use its commercially reasonable efforts (i) to conduct the businesses of United and its Subsidiaries, in all material respects, in the ordinary course of business consistent with past practice, (ii) to preserve substantially intact the business organization of United and its Subsidiaries, (iii) to keep available the services of the present executive officers and the key employees of United and its Subsidiaries, and (iv) to preserve, in all material respects, their respective assets and properties in good repair and condition and the present relationships of United and its Subsidiaries with Governmental Entities, material customers, suppliers, licensors, licensees, distributors, lessors and other persons with which United or any of its Subsidiaries has significant business relations, in each case, consistent with past practice. Notwithstanding the foregoing, no action by United or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.2(b) shall be deemed a breach of this Section 4.2(a) unless such action would constitute a breach of such provision of Section 4.2(b).

(b)         Without limiting the generality of Section 4.2(a), United shall not and shall cause each of its Subsidiaries not to (except (w) as specifically required by the terms of this Agreement and the other Transaction Documents, (x) as may be required by Law or Order or as set forth in Section 4.2(b) of the United Disclosure Letter, (y) as reasonably required in response to a Pandemic or any Pandemic Measures, or (z) unless Torch shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Closing, directly or indirectly, do any of the following:

(i)           make any change in any of the United Existing Organizational Documents (whether by merger, consolidation, operation of law or otherwise);

(ii)          issue, deliver, sell, pledge, grant, transfer, encumber or subject to any Lien any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities, except, in each case, for (A) issuances or grants made in the ordinary course of business consistent with past practice under the United Stock Plan in effect on the date of this Agreement, (B) shares of United Common Stock issuable upon settlement or exercise, as applicable, of outstanding United Equity Awards in accordance with their terms, (C) shares of United Common Stock issuable upon conversion of outstanding United Common Stock of a different class, (D) any such issuances of, or grants of options, warrants or rights to acquire, or issuances of any securities convertible or exchangeable into, shares of capital stock, membership interests or partnership interests or other equity interests of wholly-owned Subsidiaries of United to United or to other wholly-owned Subsidiaries of United or (E) pledges, encumbrances and Liens on the stock of United’s Subsidiaries required by the terms of any senior secured debt to which such Subsidiary is a party as of the date hereof and as required by the Debt Financing;

(iii)        redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of United or any of its Subsidiaries or any other securities convertible into or exercisable or exchangeable for, or warrants, options or other rights to acquire, any such shares or other ownership interests, other than in connection with (A) Tax withholding in connection with the vesting, settlement and/or exercise of United Equity Awards, (B) forfeitures of United Equity Awards pursuant to their terms as in effect on the date of this Agreement, (C) redemptions, purchases or other acquisitions of shares or interests of any wholly-owned Subsidiary of United by United or any other wholly-owned Subsidiary of United or (D) repurchases of United Equity Awards in accordance with the terms of the applicable award agreement, United Stock Plan or other Contract existing on the date hereof previously made available to Torch and at a repurchase price that does not exceed fair market value;

(iv)        declare, set aside or pay any dividends or other distributions in respect of any shares of the capital stock, membership interests or partnership interests or other ownership interests of United or any of its Subsidiaries or any other securities convertible into or exercisable or exchangeable for, or warrants, options or other rights to acquire, any such shares or other ownership interests, other than dividends or distributions payable solely to United or any wholly-owned Subsidiary of United;

(v)         merge with or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate, except for mergers among, or the restructuring, reorganization or liquidation of, solely among United and its Subsidiaries that, individually or in the aggregate, would not or would not reasonably be expected to prevent, delay or materially impair the consummation of any of the Transactions;

(vi)        make any material change in any financial or financial accounting policy, principle, procedure, method, estimate or practice, except for any such change required by changes in GAAP (or any interpretation thereof) or applicable Law;

(vii)       settle or resolve any claim (including in connection with a Tax Proceeding) against United or any of its Subsidiaries on terms that require United or any of its Subsidiaries to materially alter its existing business practices;

(viii)      enter into, waive any provision of or amend any Contract (including any management or similar agreement) with, or make any payments or contributions to, any Related Party of United (other than (A) Contracts solely between or among United and/or its wholly-owned Subsidiaries, (B) the Ancillary Agreements, (C) payments or contributions that are made in accordance with any such Contract in effect as of the date of this Agreement that (I) is set forth on Section 3.19 of the United Disclosure Letter or (II) was previously approved by the board of directors of United (or the members of the board of directors of United who are not affiliated with the applicable Related Party) and (D) ordinary course payments of annual compensation, provision of employee benefits or reimbursement of ordinary course expenses in respect of Persons who are employees, officers or directors of United or any of its Subsidiaries in their capacity as an employee, officer or director), or incur, assume, endorse, guarantee or otherwise become liable for, or modify the terms of, or waive, forgive or discharge, any obligations or liabilities of any Related Party of United;

(ix)        modify any of the United FCC Licenses if doing so is reasonably likely to be materially adverse to the interests of Torch or United or any of its Subsidiaries after giving effect to the Transactions in the operation of television broadcast stations except as required by Law or as required in connection with the broadcast incentive auction reassignment and repack conducted by the FCC pursuant to Section 4603 of the Middle Class Tax Relief and Job Creation Act (Pub. L. No. 12 - 96, § 6403, 126 Stat. 156, 225-230 (2012); and

(x)          commit, resolve or agree to do or authorize any of the foregoing.

(c)    At all times prior to the Closing, United shall, and shall cause its Subsidiaries to, maintain, collectively, in immediately available funds, cash and cash equivalents of no less than $300,000,000; provided, that in the event that at any time United and its Subsidiaries fail to maintain such amount of cash and cash equivalents, United shall not be in breach of this Section 4.2(c) if such failure is cured prior to the earlier of (i) five (5) Business Days following the date of such failure and (ii) the Termination Date.

(d)          Prior to the Closing Date, United and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

(e)          Notwithstanding anything to the contrary herein, following the consummation of the transactions contemplated by the Reorganization Agreement, references to United set forth in this Section 4.2, Article V, Article VI and Article VII shall, except to the extent the context otherwise requires, also apply to New HoldCo.

Article V

ADDITIONAL AGREEMENTS

Section 5.1.          Access to Information.

(a)          Upon reasonable notice to Torch, Torch shall (and shall cause its Subsidiaries to) afford to United and its Representatives access during normal business hours upon reasonable notice and without undue disruption of Torch’s operations, during the period prior to the Closing, to the ContentCo Group’s officers, employees, properties, offices and other facilities and to all books and records of the ContentCo Business, as coordinated through Torch’s executive officers and their designees and, during such period, Torch shall (and shall cause its Subsidiaries to) furnish promptly to United and its Representatives all other information concerning the business, properties and personnel of the ContentCo Group as such Person may reasonably request for purposes of integration planning; provided, that Torch may restrict the foregoing access to the extent that, in its reasonable judgment (after consultation with legal counsel), (i) providing such access would result in the loss or waiver of any attorney-client privilege (provided that Torch shall use reasonable best efforts to allow for such access to the maximum extent that does not result in a waiver of attorney-client privilege) or (ii) any Law or Order of any Governmental Entity applicable to Torch or its Subsidiaries (including the ContentCo Group) requires Torch or its Subsidiaries to preclude United or its Representatives from gaining access to any properties or information; provided, further, that Torch will inform the requesting party of the general nature of the document or information being withheld and reasonably cooperate with the requesting party to provide such document or information in a manner that would not result in violation of such Law or Order or the loss or waiver of such privilege. No investigation by United or its Representatives shall affect or be deemed to modify or waive the representations and warranties of Torch set forth in this Agreement.

(b)          Upon reasonable notice to United, United shall (and shall cause its Subsidiaries to) afford to Torch and its Representatives access during normal business hours upon reasonable notice and without undue disruption of United’s operations, during the period prior to the Closing, to its officers, employees, properties, offices and other facilities and to all books and records, as coordinated through United’s Chief Executive Officer, Chief Financial Officer, General Counsel and other executive officers and their designees and, during such period, United shall (and shall cause its Subsidiaries to) furnish promptly to Torch and its Representatives all other information concerning the business, properties and personnel of United or any of its Subsidiaries as such Person may reasonably request for purposes of integration planning; provided, that United may restrict the foregoing access to the extent that (x) providing such access would require prior notice to the U.S. Department of Justice pursuant to the Letter of Agreement between United and the U.S. Department of Justice, in its capacity as chair of the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, United has promptly provided such notice (or Torch has withdrawn its request for access), and where Torch has not withdrawn its request for access, the Department of Justice has either objected to such access or United’s request remains pending at the Department of Justice (in which event United shall continue to prosecute such request); or (y) in United’s reasonable judgment (after consultation with legal counsel), (i) providing such access would result in the loss or waiver of any attorney-client privilege (provided that United shall use reasonable best efforts to allow for such access to the maximum extent that does not result in a waiver of attorney-client privilege) or (ii) any Law or Order of any Governmental Entity applicable to United or its Subsidiaries requires United or its Subsidiaries to preclude Torch or its Representatives from gaining access to any properties or information; provided, further, that United will inform the requesting party of the general nature of the document or information being withheld and reasonably cooperate with the requesting party to provide such document or information in a manner that would not result in violation of such Law or Order or the loss or waiver of such privilege. No investigation by Torch or its Representatives shall affect or be deemed to modify or waive the representations and warranties of United set forth in this Agreement.

(c)          Each of Torch and United will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 5.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 5.2.          Reasonable Best Efforts; Required Consents.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use, and to cause their respective Affiliates to use, their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date hereof, the Transactions, including using reasonable best efforts in (i) the obtaining of all necessary actions, non-actions, waivers, waiting period expirations or terminations, consents and approvals from Governmental Entities, including (A) the expiration or early termination of the waiting period pursuant to the HSR Act and the Ley de Competencia (Ley 1340 de 2009) of Colombia, (B) the authorization (or non-objection) of COFECE and IFT under Mexico’s Antitrust Law, (C) the FCC Consent (if required), (D) the IFT Approval under the Mexican Telecommunications Law, (E) the approval (or non-objection) of the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector (if required) and (F) the authorization of the Mexican Foreign Investment Commission under the Mexican Foreign Investment Law (collectively, the “Required Consents”) prior to Closing, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, including in accordance with Section 5.17 (it being understood that, notwithstanding anything to the contrary in this Agreement (including this Section 5.2 and Section 5.17), no Party shall be required to make any payment or incur any liability or offer or grant any accommodation (financial or otherwise) to obtain any such consent, approval or waiver), (iii) in the case of Torch, the obtaining of the Torch Shareholder Approval, (iv) the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, and (vi) refraining from taking any action that would reasonably be expected to impede, prevent or materially interfere with or materially delay the consummation of the Transactions.

(b)         Without limiting the foregoing, each Party shall promptly take any and all steps necessary to avoid or eliminate each and every impediment to obtain the Required Consents that may be required by any antitrust, competition or telecommunications Governmental Entity, in each case with competent jurisdiction, so as to enable the Parties to close the Transactions as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the Regulatory Restriction (as defined below) of such assets or businesses as are required to be divested in order to obtain the Required Consents, or to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order that would otherwise have the effect of preventing or materially delaying the consummation of the Transaction. For purposes of this Agreement, a “Regulatory Restriction” of any asset or business shall mean any sale, transfer, separate holding, divestiture or other disposition, or any prohibition of, or any limitation on, the acquisition, ownership, operation or effective control or exercise of full rights of ownership, of such asset. Further, and for the avoidance of doubt, each Party will take any and all actions necessary as promptly as reasonably practicable to ensure that (i) no requirement for any non-action, consent or approval of any authority enforcing applicable antitrust or competition Law or telecommunications Laws, including U.S. Communications Laws and the Mexican Telecommunications Law, or other Governmental Entity; (ii) no Order; and (iii) no other matter relating to any antitrust or competition Law or telecommunications laws, including the U.S. Communications Laws or the Mexican Telecommunications Law, would preclude consummation of the Transaction. Notwithstanding the foregoing, in no event shall (A) any Party be required to make, agree or commit to any Regulatory Restriction that would have, individually or in the aggregate with all other such Regulatory Restrictions, a material adverse effect on United and its Subsidiaries, taken as a whole, after giving effect to the transactions contemplated by this Agreement, (B) except as set forth on Section 5.2(b) of the Torch Disclosure Letter, Torch or any of its Subsidiaries be required to make or undertake any Regulatory Restriction of or on or agree or commit to any restriction on Torch or any of its Subsidiaries other than the ContentCo Group, or of or on any business of Torch or its Subsidiaries other than the ContentCo Business, or (C) any of Torch, Smoke or Flame be required to agree to any termination or amendment of any existing or contemplated governance structure or other contractual or governance rights with respect to United and its Affiliates.

(c)          Torch shall direct, in consultation and cooperation with United, the strategy for obtaining any Required Consent in Mexico (provided, however, that Torch and United shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any Required Consent in Mexico that would reasonably be expected to have a material impact on the ability of the Parties, or the terms and conditions upon which the Parties would reasonably expect, to obtain any other Required Consents) and Torch and United shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any other Required Consent, including in each case by determining the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals, filings, agreements or other documents made or submitted by or on behalf of either party in connection with the obtaining of any Required Consents. Subject to applicable Law, each Party shall, and shall cause its Affiliates to, (i) promptly notify the other Parties of any communication, inquiry or investigation received by that Party from, or given by it to, any Governmental Entity and permit the other Parties to review in advance any proposed written communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (ii) not agree to participate in any meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate therein (other than in the case of participation by Torch in meetings or discussions with Governmental Entities in Mexico, which shall be permitted without giving other Parties the opportunity to attend and participate but with respect to which Torch shall keep United reasonably and promptly informed) and (iii) promptly furnish the other Parties with copies of all correspondence, filings and written communications between it and its Representatives, on the one hand, and any such Governmental Entity or its staff, on the other hand, with respect to this Agreement and the Transactions, in order for such other Parties to meaningfully consult and participate in accordance with the preceding clauses (i) and (ii); provided, that the materials furnished pursuant to this Section 5.2(c) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d)          In furtherance and not in limitation of the foregoing, each of Torch and United shall, and shall cause its Affiliates to (A) file the FCC Applications with respect to the Transactions, if any FCC Application is required with respect to the Transactions, and (B) make any applicable filings pursuant to the Mexican Antitrust Law, the HSR Act, the Ley de Competencia (Ley 1340 de 2009) of Colombia, the Mexican Foreign Investment Law and the Mexican Telecommunications Law, in each case within thirty (30) days of the date of this Agreement, unless a later date is agreed to in writing by Torch and United.

(e)          Torch acknowledges that, to the extent reasonably necessary to expedite the grant by the FCC of any application for renewal of any FCC License with respect to any United Station and thereby to facilitate the grant of the FCC Consent with respect to such United Station, United and its Subsidiaries shall be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such United Station in connection with (i) any pending complaints that such United Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such United Station with respect to which the FCC may permit United (or any of its Subsidiaries) to enter into a tolling agreement. If, at any point prior to the Closing, an application for the renewal of any FCC License (“Renewal Application”) must be filed pursuant to the U.S. Communications Laws, United (or the applicable United Subsidiary) shall execute, timely file and prosecute with the FCC such Renewal Application and comply with all FCC requests related thereto. To avoid disruption or delay in the processing of the FCC Applications, each of Torch and United agree, as part of the FCC Applications, to request that the FCC apply its policy permitting the transfer of control of FCC Licenses in transactions involving multiple stations to proceed, notwithstanding the pendency of one or more Renewal Applications. In the event that, as part of the FCC Applications, the parties file applications to transfer control of the United Stations, Torch agrees to such representations and undertakings as are necessary or appropriate to invoke such policy, including post-Closing undertakings of United to assume, as between the parties and the FCC, the position of United pre-Closing before the FCC with respect to any pending Renewal Application and to the post-Closing assumption by United of the corresponding regulatory risks relating to any such Renewal Application post-transfer.

(f)          Upon receipt of the FCC Consent, Torch and United shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to maintain in effect the FCC Consent to permit consummation of the Transactions. If the Closing shall not have occurred for any reason within the original effective periods of the FCC Consent, and neither party shall have terminated this Agreement pursuant to the terms of this Agreement, Torch and United shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC Consent to permit consummation of the Transactions. No extension of the FCC Consent shall limit the right of Torch and United to terminate this Agreement pursuant to the terms of this Agreement.

Section 5.3.          Public Announcements. The Parties agree that no public release or announcement concerning the Transactions shall be issued by any Party without the prior written consent of Torch and United (which consent shall not be unreasonably withheld, conditioned or delayed once the Transaction has been publicly announced), except as such release or announcement may be required by Law or the rules or regulations of any applicable securities exchange or interdealer quotation service, in which case the Party required to make the release or announcement shall use its commercially reasonable efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing Party; provided, that the Parties shall not be required by this Section 5.3 to provide any such review or comment to the other Party relating to any dispute between the Parties relating to this Agreement; provided, further, that the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the Transactions are substantially similar to previous releases or announcements made by the applicable Party with respect to which such Party has complied with the provisions of this paragraph.

Section 5.4.          Resignations. Torch shall use reasonable best efforts to cause each person who is a director of any ContentCo Entity, and who United reasonably requests in writing no later than fifteen (15) days prior to the Closing Date, to deliver a letter of resignation to the board of directors of Torch at or prior to the Closing, in each case, effective as of the Closing, resigning from such directorship positions at any such ContentCo Entity.

Section 5.5.          Indemnification Continuation.

(a)          For purposes of this Section 5.5, “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Closing, (x) an officer or director of any ContentCo Entity, (y) serving at the request of any ContentCo Entity as an officer or director of or in any similar capacity with another corporation, limited liability company, joint venture or other enterprise (which term shall include employee benefit plans) or general partner of any partnership or a trustee of any trust or a member of any committee of the board of directors of any ContentCo Entity with oversight over the employee benefit plans of any ContentCo Entity and their participants or beneficiaries or (z) solely for purposes of Section 5.5(d), the indemnified parties under the provisions referenced therein.

(b)          From and after the Closing, United shall and shall cause its Subsidiaries to, to the fullest extent permitted by applicable Law, indemnify each Indemnified Person in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of any ContentCo Entity, or is or was serving at the request of any ContentCo Entity as an officer or director of or in any similar capacity with another corporation, joint venture or other enterprise (which term shall include employee benefit plans) or general partner of any partnership or a trustee of any trust, pertaining to any matter arising prior to the Closing, whether asserted or claimed prior to, at or after the Closing. In the event of any such Proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such Proceeding from the ContentCo Group to the same extent that such Indemnified Persons would be entitled to advancement of expenses pursuant to the organizational documents of Torch or any ContentCo Entity (or separate indemnification agreements, if any, to the extent copies of any such indemnification agreements have been made available to United prior to the date hereof) of Torch or its Subsidiaries as in effect prior to the date of this Agreement. For ten years from the Closing, United shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of United or any of its Subsidiaries’ certificates of incorporation or bylaws or similar organizational documents as in effect immediately prior to the Closing in any manner that would adversely affect the rights thereunder of any Indemnified Person. In the event that United or OpCo (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, United or OpCo, as applicable, shall cause proper provision to be made so that the successors and assigns of United or OpCo, as applicable, assumes the obligations set forth in this Section 5.5, unless such assumption occurs by operation of Law.

(c)          Prior to the Closing, a ContentCo shall purchase a ten-year prepaid “tail policy” from the Closing for its current directors’ and officers’ liability policies and current fiduciary policies covering such directors and officers covering the insureds under such current policies for acts or omissions occurring (or alleged to occur) with respect to the insureds under such current policies prior to or at the Closing; provided, that if the aggregate annual premium for such policy exceeds 300% of the annual premium for the current applicable insurance policies as of the date hereof (the “Premium Cap”), such ContentCo shall cause to be provided a policy covering such individuals with the best coverage as is then available at a cost up to but not exceeding such Premium Cap.

(d)          The provisions of this Section 5.5 (i) shall survive the consummation of the Transactions for a period of ten years and (ii) are expressly intended to benefit, and will be enforceable by, each of the Indemnified Persons, who shall be third-party beneficiaries thereof; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such ten-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

Section 5.6.          Financing.

(a)         United shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing and the Equity Financing on the terms (including the market “flex” provisions) and subject only to the conditions set forth in the Debt Commitment Letter and the Investment Agreement, respectively, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, the Investment Agreement and, to the extent entered into prior to the Closing, the definitive agreements relating to the Debt Financing in accordance with the terms and subject to the conditions thereof, (ii) satisfy or cause to be satisfied (or, if deemed advisable by United, to obtain the waiver of) on a timely basis all conditions applicable to United and its Affiliates in the Debt Commitment Letter and the Investment Agreement, respectively, that are within its control, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing or Equity Financing, as applicable, (iii) consummate the Debt Financing and the Equity Financing, respectively, at or prior to the Closing, including using its reasonable best efforts to cause the Debt Financing Sources and the Equity Financing Sources and the other persons committing to fund the Debt Financing and the Equity Financing to fund the Debt Financing and the Equity Financing, respectively, at the Closing, and (iv) comply with its covenants and other obligations under the Debt Commitment Letter and the Investment Agreement. In furtherance of and not in limitation of the foregoing, (A) United shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to enforce its rights and remedies (including by commencing and prosecuting lawsuits or other appropriate legal proceedings, including seeking specific performance, against the counterparties thereto) under the Debt Commitment Letter and the Investment Agreement in order to consummate the Debt Financing and the Equity Financing, respectively, at or prior to the Closing, and (B) in the event that (1) any portion of the Debt Financing structured as high yield financing is unavailable, regardless of the reason therefor, (2) all conditions contained in Section 8.1 and Section 8.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing and (y) those conditions the failure of which to be satisfied is attributable to a breach by United of its representations, warranties, covenants or agreements contained in this Agreement) and (3) the bridge facility contemplated by the Debt Commitment Letter is available on the terms and conditions described in the Debt Commitment Letter, then United shall cause the proceeds of such bridge financing to be used immediately in lieu of such affected portion of the high yield financing. United shall not, without the prior written consent of Torch, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter or the Investment Agreement, other than amendments, modifications or waivers that would not (and would not be reasonably expected to) (I) reduce the aggregate amount of the Debt Financing to an amount below the Required Amount (after taking into account the amount of the Equity Financing) unless the Equity Financing is increased by a corresponding amount, (II) impose new or additional conditions or otherwise amend, modify or expand any conditions to the receipt of the Debt Financing or the Equity Financing in a manner adverse to United, (III) materially delay or prevent the Closing or (IV) make the funding of the Debt Financing (or the satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or otherwise adversely affect the ability of United to enforce its rights under the Debt Commitment Letter. United will fully pay, or cause to be paid, all commitment, engagement, placement and other fees payable by it under or arising pursuant to the Debt Commitment Letter and the Investment Agreement as and when they become due.

(b)          United shall keep Torch informed on a reasonably current basis and in reasonable detail of the status of the Debt Financing and the Equity Financing and shall give Torch prompt written notice of, and keep Torch informed on a current basis and in reasonable detail of, (i) any actual or potential breach, default, termination or repudiation by any party to any Debt Commitment Letter or the Investment Agreement of which United becomes aware, (ii) the receipt of any written notice or other written communication from any Debt Financing Source or Equity Financing Source with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any portion of the Debt Commitment Letter or the Investment Agreement or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any parties to the Investment Agreement (in each case, other than ordinary course negotiations) and (iii) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of United to obtain all or any portion of the Debt Financing and/or Equity Financing contemplated by the Debt Commitment Letter and the Investment Agreement, respectively, on the terms and conditions contemplated by the Debt Commitment Letter and the Investment Agreement, respectively.

(c)          If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter and such portion is necessary to fund the Required Amount (after taking into account the amount of the Equity Financing and any cash on hand available to United or its Subsidiaries that is segregated to be used solely for such purpose), United shall promptly notify Torch in writing and United shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from the same or alternative sources in an amount sufficient to fund the Required Amount (after taking into account the amount of the Equity Financing and any cash on hand available to United or its Subsidiaries that is segregated to be used solely for such purpose) (“Alternative Debt Financing”), which Alternative Debt Financing would not (i) include any conditions to funding the Debt Financing that are not contained in the Debt Commitment Letter and (ii) be reasonably expected to prevent, impede or materially delay the consummation of the Debt Financing or such Alternative Debt Financing or the transactions contemplated by this Agreement. United shall deliver to Torch true and complete copies of any commitment letters (including related fee letters) with respect to any Alternative Debt Financing. For purposes of this Agreement, references to (A) the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.6 and any Alternative Debt Financing, (B) the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.6 and any commitment letter or other binding documentation with respect to any Alternative Debt Financing, (C) the “Equity Financing” shall include the financing contemplated by the Investment Agreement, as permitted to be amended, modified, supplemented or replaced by this Section 5.6 and any Replacement Financing (as defined below) and (D) the “Investment Agreement” shall include such document as permitted to be amended, modified, supplemented or replaced by this Section 5.6 and any commitment letter or other binding documentation with respect to any Acceptable Replacement Financing.

(d)          If any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated by the Investment Agreement which portion is necessary to fund the Required Amount (after taking into account the amount of the Debt Financing and any cash on hand available to United or its Subsidiaries that is segregated to be used solely for such purpose) (the “Unavailable Equity Financing”), United shall promptly notify Torch in writing and United shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative equity or debt financing (“Replacement Financing”) in an amount equal to the Unavailable Equity Financing. If Replacement Financing is available to United, United shall, and shall cause its Subsidiaries to, use reasonable best efforts to, (i) negotiate and enter into definitive agreements with respect to such Replacement Financing that are reasonably acceptable to United, and to offer customary fees, discounts and other incentives to potential financing sources, (ii) satisfy on a timely basis all conditions applicable to such Replacement Financing in such definitive agreements, and (iii) use reasonable best efforts to consummate the Replacement Financing at or prior to the Closing. In no event shall the availability of Equity Financing or any such Replacement Financing be a condition to the Closing.

(e)         Prior to the Closing, Torch shall use its reasonable best efforts to provide, and shall cause its Subsidiaries to use their reasonable best efforts to provide, to United, in each case at United’s sole cost and expense, such reasonable cooperation that is customary for financings of the type contemplated by the Debt Commitment Letter (including, for the avoidance of doubt, for purposes of this section, any offering or private placement of non-convertible debt securities pursuant to Rule 144A under the Securities Act that are intended to be 144A-for-life (“144A Debt Securities”) in lieu of all or any portion of the Debt Financing contemplated by the Debt Commitment Letter) and is reasonably requested by United in connection with United’s arrangement of the Debt Financing (including, for the avoidance of doubt, any such offering or private placement of such 144A Debt Securities), including to use reasonable best efforts to: (i) cause the management of Torch and the ContentCo Group, as applicable, to participate in a reasonable number of meetings, conference calls, presentations, roadshows, sessions with rating agencies, sessions with the Debt Financing Sources and/or other prospective lenders/or investors and due diligence sessions (including accounting due diligence sessions), in each case, at reasonable times and locations mutually agreed and with appropriate seniority and expertise; (ii) provide reasonable and customary assistance with the preparation of materials for rating agency presentations, marketing materials, bank information memoranda, offering memoranda, lender presentations, investor presentations, offering documents and similar materials required in connection with the Debt Financing, including the delivery of customary authorization letters authorizing the distribution of information to prospective lenders or investors and containing a customary representation to the Debt Financing Sources as contemplated by the Debt Commitment Letter (including customary accuracy and material non-public information representations); (iii) provide reasonable cooperation with due diligence efforts of the Debt Financing Sources, to the extent customary and reasonably requested; (iv) provide at least four (4) Business Days prior to the Closing Date all documentation and other information about Torch and its Subsidiaries as is required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and, as applicable, any beneficial ownership regulations, to the extent requested in writing by United at least eight (8) Business Days prior to the Closing Date; (v) furnish to United (I) the Required Information and (II) such other pertinent and customary information regarding the ContentCo Group and the ContentCo Business as is reasonably requested in writing by United in connection with the consummation of the Debt Financing, but solely to the extent necessary or customary for the preparation of or inclusion in marketing materials for the Debt Financing (provided, that nothing will require Torch to provide (or be deemed to require Torch to prepare): (I) any pro forma financial statements, any information regarding post-Closing pro forma cost savings, synergies, adjustments, capitalization or ownership or projections, (II) any description of all or any portion of the Debt Financing or any securities issued in lieu thereof, including any “description of notes”, (III) risk factors relating to all or any component of the Debt Financing or any securities issued in lieu thereof, (IV) any other information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act or any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302 and IC-27444A, (V) financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year ended December 31, 2019 with respect to Torch’s income statements and December 31, 2020 with respect to the Torch’s balance sheet, or (VI) any other information customarily excluded from an offering memorandum for private placements of 144A Debt Securities (clauses (I) through (VI), the “Excluded Information”); (vi) facilitate the execution and delivery by the ContentCo Entities as of the Closing (but not prior to the Closing) of any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by United or the Debt Financing Sources (provided, that no obligation of any ContentCo Entity under any such document or agreement shall be effective until the Closing) and otherwise reasonably cooperate to facilitate the identification, pledging and granting of security interests in, and obtaining perfection of any liens on, collateral owned by the ContentCo Group in connection with the Debt Financing, effective as of the Closing (but not prior to the Closing); (vii) provide reasonable and customary assistance in the preparation by United of (but not prepare) pro forma financial information and pro forma financial statements (it being understood that United shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein); and (viii) request and facilitate its independent auditors to (A) provide, consistent with customary practice, customary auditors consents and customary comfort letters (including customary “negative assurance” comfort) with respect to financial information relating to the ContentCo Group and the ContentCo Business as reasonably requested by United and necessary or customary for financings similar to the Debt Financing (including any offering or private placement of 144A Debt Securities) and (B) attend accounting due diligence sessions and drafting sessions required pursuant to clause (e)(i) of this Section 5.6; provided, that nothing in this Agreement shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the conduct of the business or ongoing operations of Torch or any of its Subsidiaries, (B)(i) require Torch or any of its Subsidiaries (other than the ContentCo Entities) to agree to pay any commitment or other fees, reimburse any expenses, provide any security, or otherwise incur any liability or obligation or give any indemnities (to the extent not otherwise covered under clause (h) below) or (ii) require the ContentCo Entities to agree to pay any commitment or other fees, reimburse any expenses, provide any security, or otherwise incur any liability or obligation or give any indemnities prior to the Closing (to the extent not otherwise covered under clause (h) below), (C) require delivery of any opinion of internal or external counsel, (D) require Torch or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any material (with respect to Contracts) violation or breach of, or default (with or without notice or lapse of time, or both) under, any organizational document of Torch or any of its Subsidiaries, any applicable Law or any Contract to which Torch or its Subsidiaries is a party, (E) require Torch or any of its Subsidiaries to disclose or provide any information that is subject to attorney-client privilege or could reasonably be expected to result in the disclosure of any trade secrets or the violation of any confidentiality obligation, (F) require Torch or any of its Subsidiaries to take any action that would cause the breach of any representation, warranty, covenant or agreement in this Agreement or (G) require Torch or any of its Subsidiaries to take any action that would cause any director, officer or employee or stockholder of Torch or any of its Subsidiaries to incur personal liability (as opposed to liability in his or her capacity as an officer of such Person); and provided, further, that none of Torch or its Subsidiaries, including the ContentCo Entities, nor any Persons who are employees, directors or officers thereof shall be required to (I) in the case of Torch and its Subsidiaries (other than the ContentCo Entities), pass resolutions or consents to approve or authorize the Debt Financing, or deliver any certificates in connection with the Debt Financing, (II) in the case of the ContentCo Entities, pass resolutions or consents to approve or authorize the Debt Financing or deliver any certificates in connection with the Debt Financing at or prior to Closing, in each case, except those which are effective as of and not prior to and subject to the occurrence of the Closing Date (other than customary representation letters and authorization letters referred to above and customary representation letters required by Torch’s auditors in connection with the delivery of the “comfort letters” referred to herein), (III) in the case of the ContentCo Entities, pass resolutions or consents, or execute any agreement or certificates (other than customary representation letters and authorization letters referred to above and customary representation letters required by Torch’s auditors in connection with the delivery of the “comfort letters” referred to herein), unless the relevant employees, directors or officers passing or executing such resolutions, consents, agreements or certificates will continue in such positions (or similar positions) after Closing or (IV) prepare any Excluded Information.

(f)          Torch will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to update any Required Information provided to United and the Debt Financing Sources as may be necessary so that such Required Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period.” For the avoidance of doubt, United may, to most effectively access the financing markets, require the cooperation of Torch and its Subsidiaries under this Section 5.6 at any time, and from time to time on multiple occasions, between the date hereof and the Closing Date; provided, that, for the avoidance of doubt, the Marketing Period shall not be applicable as to more than one attempt to access the markets.

(g)          United shall, promptly upon request by Torch, reimburse Torch for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees of one outside counsel and any necessary additional counsel to the extent local or regulatory counsel are required, or to the extent necessary to address a conflict or potential conflict) incurred by Torch or any of its Subsidiaries (including the ContentCo Group) or their respective Representatives in connection with the cooperation contemplated in respect of the Debt Financing by this Section 5.6, and shall indemnify and hold harmless Torch, their Subsidiaries and their respective Representatives from and against any and all Liabilities suffered or incurred by any of them in connection with the Debt Financing, including the cooperation contemplated in respect of the Debt Financing by this Section 5.6, and any information used in connection therewith, in each case, except for any such all losses and other Liabilities which are determined by a final non-appealable judgment of a court of competent jurisdiction to arise from the bad faith, gross negligence, fraud or willful misconduct of, or willful breach of this Agreement by, Torch, its Affiliates and its and their directors, officers, employees, agents and Representatives.

(h)          If, in connection with a marketing effort contemplated by the Debt Commitment Letter, United reasonably requests (reasonably in advance of any requested filing) that Torch file a report on Form 6-K pursuant to the Exchange Act that contains material non-public information regarding the ContentCo Group and/or the ContentCo Business, which information is necessary or customary to include in such an offering memorandum or other marketing materials for the Debt Financing and United reasonably determines (and Torch does not unreasonably object) to include in an offering memorandum or other marketing materials for the Debt Financing, unless Torch reasonably objects (including because Torch determines, in good faith, that the disclosure of such information would be detrimental to Torch and its Subsidiaries), then Torch shall file such report on Form 6-K.

(i)           All non-public or otherwise confidential information regarding Torch or any of its Affiliates obtained by United or any of its Affiliates or its or their respective Representatives pursuant to Section 5.6(e) shall be kept confidential in accordance with the Confidentiality Agreement; provided, that United or its Subsidiaries shall be permitted to disclose such information as necessary and consistent with customary practices in connection with the Debt Financing subject to customary confidentiality arrangements.

(j)           Torch hereby consents to the use of its and its Subsidiary’s logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage Torch or its Subsidiaries.

(k)          Notwithstanding anything to the contrary in this Agreement, the Parties affirm that it is not a condition to the Closing or to any of United’s obligations under this Agreement that United or any of its Affiliates obtain the Debt Financing, the Equity Financing or any other financing for or related to any of the Transactions.

(l)           To the extent necessary to satisfy the condition in paragraph 8 of Exhibit E (including as a result of the operation of the final paragraph of Exhibit E) of the Debt Commitment Letter (as in effect on the date hereof) to fund the Transactions, solely and to the extent such condition is not waived in whole or in part by the lenders thereunder, Torch shall, and shall cause its Subsidiaries to, provide to United, in each case at United’s sole cost and expense, the Required Financial Statements.

Section 5.7.          New Litigation. Other than in respect of any adverse claim by any Party or any of its Affiliates against another Party and/or its Affiliates, in the event and for so long as any Party or its respective Affiliates is prosecuting, contesting or defending any Proceeding against or by a third party in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the ContentCo Business, the ContentCo Group or the Purchased Rights, each Party shall, and shall cause its Subsidiaries and its and their respective Representatives to, reasonably cooperate with the other Party and its Affiliates and its agents in such prosecution, contest or defense, including making available its personnel and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense; provided, that if a Party reasonably believes upon advice of counsel that such cooperation, testimony or access would breach attorney-client, work product or similar privilege or any confidentiality obligations set forth in written agreements with third parties, the Parties shall cooperate in seeking a reasonable alternative means whereby the requesting Party and its Affiliates and its agents are provided such cooperation, testimony or access in a manner that does not jeopardize such privilege or protection or breach such obligation.

Section 5.8.          State Takeover Statutes. In connection with and without limiting the foregoing, each Party shall take all reasonable action necessary to ensure that no Takeover Law is or becomes applicable to this Agreement or any of the Transactions. If any Takeover Law becomes applicable to this Agreement or any of the Transactions, each Party shall take all reasonable action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms required by, or provided for in, this Agreement and otherwise to minimize the effect of such Law on the Transactions.

Section 5.9.          Preservation of Pre-Closing Business Records.

(a)          Until the tenth anniversary of the Closing, each of Torch and United shall not, and shall cause its Subsidiaries not to, dispose of or destroy any of the data and records of the ContentCo Group or the ContentCo Business or any of the other assets and liabilities transferred pursuant to the Transactions on whatever media and wherever located relating to periods prior to the Closing (the “Pre-Closing Business Records”) without first offering to turn over possession thereof to the other Party by written notice to such other Party at least thirty (30) days prior to the proposed date of such disposition or destruction.

(b)          From and after the Closing, each Party shall, and shall cause its Subsidiaries to, (i) provide the other Party and its agents with reasonable electronic access upon reasonable advance notice to any portions of the Pre-Closing Business Records that are available in electronic format, (ii) allow the other Party and its agents reasonable access to all other Pre-Closing Business Records on reasonable advance notice and at reasonable times at such first Party’s principal place of business or at any location where any Pre-Closing Business Records are stored, and permit the other Party and its agents, at their own expense, to make reasonable copies of any Pre-Closing Business Records, (iii) make reasonably available such first Party’s or its Subsidiaries’ personnel to assist in locating such Pre-Closing Business Records and (iv) make reasonably available such first Party’s or its Subsidiaries’ personnel whose assistance or participation is reasonably required by the other Party or its agents in anticipation of, or preparation for, any existing or future Proceeding from or with a Governmental Entity, in each case only (A) to the extent necessary for the other Party or its Affiliates to comply with applicable Law or comply with an audit or investigation from a Governmental Entity, or (B) in connection with a Proceeding brought by a third party against the other Party or any of its Affiliates; provided, that (x) the other Party and its agents shall conduct any such activities in a manner that does not unreasonably interfere with the business or operations of such first Party and its Affiliates and (y) such first Party and its Affiliates shall not be required to disclose any information (1) if the other Party or any of its Affiliates, on the one hand, and such first Party and any of its Affiliates, on the other hand, are adverse parties in an Proceeding and such information is reasonably pertinent thereto or (2) if such first Party or any of its Affiliates believe disclosure of such information may breach attorney-client, work product or similar privilege; provided, further, that, in the case of clause (2) above, the Parties shall cooperate in seeking an alternative means whereby the other Party and its agents are provided access to such information in a manner that does not jeopardize such privilege or protection.

(c)          Notwithstanding anything to the contrary in this Section 5.9, access to and the retention of all Tax Returns, work papers and other documents and records relating to, and cooperation and procedures with respect to, Tax matters shall be governed exclusively by Article VI.

Section 5.10.      Credit Supports. Prior to the Closing, each of Torch and United shall use reasonable best efforts to cause United or its Subsidiaries to be substituted in all respects for Torch and each of its Subsidiaries (other than the ContentCo Entities), and for Torch and such Subsidiaries of Torch to be released, effective as of the Closing, in respect of all obligations under or arising out of any guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation of any ContentCo Entity (for the sake of clarity, including any of the foregoing in respect of a World Cup Contract) (“ContentCo Credit Supports”). For any ContentCo Credit Support for which such substitution and release is not effected as of the Closing, United shall and shall cause its Subsidiaries to, indemnify and hold harmless Torch and its subsidiaries against any losses arising out such ContentCo Credit Supports.

Section 5.11.      State Securities Laws. As promptly as practicable after the date hereof and in any event prior to the Closing Date, United and its Subsidiaries shall prepare and make such filings, if any, as are required under applicable state securities or “blue sky” laws in connection with the Transactions.

Section 5.12.      Representations and Warranties Insurance Policy. United shall use its reasonable best efforts to obtain a representations and warranties insurance policy substantially on the terms and subject to the conditions set forth in the policy binder provided by United to Torch on or prior to the date hereof, which policy shall include coverage, subject to customary limitations, for Taxes imposed on any ContentCo Entity for Pre-Closing Tax Periods (the “R&W Insurance Policy”), and Torch shall execute and deliver such documents and take such other actions as are customary for a transaction of this nature and as United may reasonably request in order to assist United in fulfilling such obligation.

Section 5.13.      Pre-Closing Restructuring. Notwithstanding anything in this Agreement to the contrary, (a) nothing in this Agreement shall prohibit or restrict the transfer (by distribution or otherwise) by any ContentCo Entity of any cash or cash equivalents prior to Closing, in each case to the extent such transfer does not, and would not reasonably be expected to, materially interfere with or prevent the Pre-Closing Restructuring or the implementation of the Closing Structure (as each such term is defined below) pursuant to the terms hereof, (b) nothing in this Agreement shall prohibit or restrict the transfer (by contribution or otherwise) by Torch or any of its Subsidiaries to any ContentCo Entity of assets or liabilities of the ContentCo Business, or the transfer (by distribution or otherwise) by any ContentCo Entity to Torch or any of its subsidiaries of any assets or liabilities other than assets and liabilities of the ContentCo Business, in each case to the extent such transfer does not, and would not reasonably be expected to, materially interfere with or prevent the Pre-Closing Restructuring or the implementation of the Closing Structure pursuant to the terms hereof, (c) prior to the Closing, Torch and its Subsidiaries shall take the actions set forth on Section 5.13 of the Torch Disclosure Letter to implement the structure set forth on Section 5.13 of the Torch Disclosure Letter (such structure, the “Closing Structure” and such actions set forth on Section 5.13 of the Torch Disclosure Letter, the “Pre-Closing Restructuring”), and (d) Torch shall be permitted to modify or amend the Pre-Closing Restructuring and the Closing Structure from time to time on one or more occasions, except that if such modification or amendment is reasonably expected to (i) (A) materially reduce the aggregate tax basis step-up, for U.S. federal income Tax purposes, in the assets acquired by United (or any of its Subsidiaries) from Torch (or any of its Subsidiaries) pursuant to the Transactions), (B) cause the acquisition of the Purchased Rights pursuant to this Agreement not to qualify for the Agreed Tax Reporting or (C) except to the extent required by Section 6.2, change the entity classification, for U.S. federal income Tax purposes, of any ContentCo Entity, (ii) impose on United or its Subsidiaries (including any ContentCo Entity) any material and unreimbursed costs (including material and unreimbursed Taxes imposed on any ContentCo Entity but excluding Taxes imposed on United or its other Subsidiaries) or (iii) result in a material delay of the then-anticipated Closing Date, Torch shall not be permitted to effect such modification or amendment unless it shall have provided United written notice thereof reasonably in advance of effecting such modification or amendment and United shall have provided its prior written consent (not to be unreasonably withheld, delayed or conditioned). Torch shall keep United reasonably and promptly informed regarding the status of the implementation of the Pre-Closing Restructuring and the Closing Structure and shall, reasonably promptly following United’s written request therefor, provide copies of all material definitive documentation effecting or otherwise governing the Pre-Closing Restructuring, the Closing Structure and any transactions relating thereto, in each case to the extent such documentation or transactions are specifically identified on Section 5.13 of the Torch Disclosure Letter.

Section 5.14.      Special Indemnification.

(a)       Torch Scope. From and after the Closing, notwithstanding anything in this Agreement to the contrary but subject to the terms and limitations of this Section 5.14, Torch shall indemnify, defend and hold harmless United and its Subsidiaries (including the ContentCo Entities) (each, a “United Indemnitee”) from and in respect of any Damages actually suffered or incurred by any United Indemnitee as a result of (i) any Willful Breach of any covenant or agreement of Torch contained in this Agreement that by its terms is required to be performed or fulfilled prior to the consummation of the Closing, (ii) any assets and liabilities of Torch or any of its Affiliates that are not transferred (unless contemplated hereby to be so transferred) to United or any of its Subsidiaries in the Transactions (excluding (1) in the case of assets, any broadcast concessions, (2) in the case of liabilities, any liabilities arising from the broadcasting operations of United and its Subsidiaries using assets of Torch and its Affiliates, (3) any assets and liabilities that are not transferred and for which alternative arrangements are provided in accordance with Section 5.17, (4) any assets and liabilities that are not transferred (unless contemplated hereby to be so transferred) and for which the allocation of liability between, and the indemnification obligations (if any), of Torch and its Affiliates, on the one hand, and United and its Affiliates, on the other hand is governed by an Ancillary Agreement, in which case the provisions of such Ancillary Agreement shall control and (5) subject to clause (iii) of this Section 5.14(a), any Damages as a result of any Proceeding or Order relating to such assets or liabilities that is brought by a Governmental Entity), (iii) the items identified Section 5.14 of the Torch Disclosure Letter, and (iv) without duplication, (1) subject to Section 5.14(b)(iv), any Taxes imposed on any ContentCo Entity for any Pre-Closing Tax Period, (2) any Taxes of Torch or any of its Subsidiaries (other than a ContentCo Entity) for which a ContentCo Entity is liable as a result of having been a member of, prior to the Closing, a group for Tax purposes that includes Torch (or any of its Subsidiaries), (3) any Taxes imposed on any ContentCo Entity for any Pre-Closing Tax Period arising with respect to, or resulting from, (A) the Pre-Closing Restructuring or any of the Pre-Closing Transactions (including the Torch CLA Transactions, the Prior Capital Reduction (and the payment of all amounts in connection therewith), the Capital Reduction, the payment of the Capital Reduction Amount, and any transactions contemplated in connection therewith), (B) the Closing Structure or (C) any actions of Torch or any of its Affiliates in connection therewith, and (4) any income Taxes imposed on Torch or any of its Subsidiaries (other than a ContentCo Entity) that are required to be withheld under any applicable Tax Laws from payments of any consideration pursuant to this Agreement, (x) including any withholding Taxes that United or its Subsidiaries fail to withhold to the extent such failure is due to United’s (or its applicable Subsidiary’s) reasonable compliance with Section 1.8 but (y) excluding any penalties and interest thereon imposed on United or its Subsidiaries for failing to comply with applicable Law with respect to any withholding Tax other than a withholding Tax described in the preceding clause (x); provided, that, Torch shall not be required to indemnify, defend or hold harmless any United Indemnitee from or in respect of, or reimburse any United Indemnitee for, (x) any Taxes imposed on any ContentCo Entity for a Pre-Closing Tax Period (I) to the extent a liability in respect thereof was reflected in, reserved for or taken into account in the determination of ContentCo Indebtedness or ContentCo Working Capital (in each case, as finally determined pursuant to Section 1.7), (II) to the extent such Taxes would constitute a “Loss” covered by the R&W Insurance Policy (disregarding any retention and assuming compliance by United and its Subsidiaries with the terms of such policy); it being understood that any portion of a “Loss” for which the insurers are not liable by reason of an exclusion set forth in Section III of the R&W Insurance Policy shall not be deemed to constitute a “Loss” covered by the R&W Insurance Policy, or (III) to the extent such Taxes are attributable to or arise from any action taken by United or any of its Subsidiaries on the Closing Date after the Closing or (y) any Taxes attributable to or arising from any breach by United or any of its Subsidiaries of any covenant contained in this Agreement.

(b)         United Scope. From and after the Closing, notwithstanding anything in this Agreement to the contrary but subject to the terms and limitations of this Section 5.14, United shall indemnify, defend and hold harmless Torch and its Affiliates (each, a “Torch Indemnitee” and, together with a United Indemnitee, an “Indemnitee”) from and in respect of any Damages actually suffered or incurred by any Torch Indemnitee as a result of (i) any Willful Breach of any covenant or agreement of United contained in this Agreement that by its terms are required to be performed or fulfilled prior to the consummation of the Closing, (ii) any assets and liabilities of United and its Subsidiaries, including any assets and liabilities that are transferred to United or any of its Subsidiaries in the Transactions (unless not contemplated hereby to be so transferred) (excluding (1) any assets and liabilities that transferred to United or any of its Subsidiaries in the Transactions (unless not contemplated hereby to be so transferred) and for which the allocation of liability between, and the indemnification obligations (if any), of United and its Affiliates, on the one hand, and Torch and its Affiliates, on the other hand is governed by an Ancillary Agreement, in which case the provisions of such Ancillary Agreement shall control and (2) any Damages as a result of any Proceeding or Order relating to such assets or liabilities that is brought by a Governmental Entity), (iii) Item 2 identified on Section 5.14 of the Torch Disclosure Letter (the “Specified Matter”) and (iv) without duplication, (1) any Taxes imposed on any ContentCo Entity for any Post-Closing Tax Period, (2) any Taxes imposed on any ContentCo Entity for any Pre-Closing Tax Period (x) to the extent a liability in respect thereof was reflected in, reserved for or taken into account in the determination of ContentCo Indebtedness or ContentCo Working Capital (in each case, as finally determined pursuant to Section 1.7) or (y) if United fails to obtain and maintain in effect the R&W Insurance Policy described in Section 5.12, and (3) any Taxes attributable to or arising from any breach by United or any of its Subsidiaries of any covenant contained in this Agreement.

(c)         Limitations. Except to the extent any special, consequential, indirect, multiple, punitive or other similar damages (including diminution in value, lost profits, lost revenues, business interruptions or loss of business opportunity or reputation) are paid in respect of Third Party Claims, any liability under this Section 5.14 shall be limited to direct Damages and shall not include such other damages. Any Indemnitee seeking indemnification under this Section 5.14 shall use commercially reasonable efforts to mitigate any Damages which form the basis of an indemnification claim hereunder. Notwithstanding anything to the contrary herein, (i) the cumulative indemnification obligations of Torch under clause (i) of Section 5.14(a) shall in no event exceed, in aggregate, three billion dollars ($3,000,000,000) (the “Overall Cap”), (ii) the cumulative indemnification obligations of United under clause (i) of Section 5.14(b) shall in no event exceed, in aggregate, the Overall Cap, (iii) with respect to any Damages as a result of or relating to the Specified Matter, United shall bear (and indemnify the Torch Indemnitees for) Damages up to, in aggregate, ten million dollars ($10,000,000) (the “Specified Deductible”), and Torch shall have no obligation to indemnify the United Indemnitees from or in respect of any Damages as a result of or relating to the Specified Matter unless and until the aggregate amount of such Damages for which indemnification would otherwise be available under this Section 5.14 exceeds the Specified Deductible, in which event Torch shall be required to indemnify the United Indemnitees for, and only for, Damages in excess of the Specified Deductible (subject to the other provisions of this Section 5.14).

(d)          Procedures.

(i)           If an Indemnitee intends to seek indemnification pursuant to Section 5.14(a) or (b) (“Special Indemnification”), such Indemnitee shall promptly, but in no event more than twenty (20) calendar days following such Indemnitee’s knowledge of such claim, notify the applicable indemnitor (the “Indemnitor”) in writing of such claim for Special Indemnification, describing (A) the basis for such claim in reasonable detail and (B) the amount or estimated amount of such Damages or such other indemnifiable amount (if known and quantifiable) (a “Special Claim Notice”); provided, that any delay or failure to so notify the Indemnitor shall only relieve the Indemnitor of its obligations hereunder to the extent, if at all, that the Indemnitor is prejudiced by reason of such delay or failure.

(ii)          Any Indemnitee seeking Special Indemnification shall reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by such Indemnitee and in otherwise resolving such matters (including any assistance and cooperation as may be reasonably required in respect of the Indemnitor’s assumption or prosecution of any Third Party Claim pursuant to Section 5.14(e)). Such assistance and cooperation shall include providing reasonable access to and copies of information, properties, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing reasonable legal and business assistance with respect to such matters.

(iii)        With respect to any indemnification claim other than a Third Party Claim, the Indemnitor shall have twenty (20) Business Days from receipt of the Special Claim Notice from the relevant Indemnitee within which to respond thereto. If the Indemnitor does not respond within such twenty (20) Business Day period, it shall be deemed to have accepted responsibility to make payment and shall make payment by the expiration of the twenty (20) Business Day period and shall have no further right to contest the validity of such indemnification claim. If the Indemnitor notifies such Indemnitee within such twenty (20) Business Day period that does not accept responsibility for such indemnification claim in whole or in part, such Indemnitee shall be free to pursue such remedies in respect of such indemnification claim as may be available to such Indemnitee under applicable Law and in accordance with the other applicable terms and provisions of this Agreement, and payment with respect to such indemnification claim shall be made within ten (10) Business Days following the day such dispute is finally resolved.

(e)          Third Party Claims.

(i)           Other than a Third Party Claim that relates to Taxes (such Third Party Claim being governed exclusively by Section 5.14(e)(iii)), the Indemnitor shall be entitled, by written notice to an Indemnitee, to inform such Indemnitee that the Indemnitor desires to assume the defense or prosecution of any Third Party Claim and any litigation resulting therefrom with counsel reasonably acceptable to the Indemnitee and at the Indemnitor’s expense; provided, that the Indemnitor will not be entitled to assume the defense of such claim if (i) the claim for indemnification relates to or arises in connection with any action in respect of a criminal charge against such Indemnitee; (ii) the claim seeks an injunction or equitable relief against such Indemnitee; (iii) the Indemnitor fails to assume the defense of such claim reasonably promptly following notice thereof; or (iv) the Indemnitor does not confirm, assuming the facts asserted in the notice of such claim are true, its obligation to indemnify and pay Damages for such claim; provided, further, that notwithstanding the foregoing, Torch shall be entitled to assume and control the defense or prosecution of any Third Party Claim and any litigation resulting therefrom with respect to the matters set forth on Section 5.14 of the Torch Disclosure Letter. An Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of such Third Party Claim; provided, however, that such Indemnitee shall be entitled, at the Indemnitor’s expense, to retain one firm of separate counsel of its own choosing (along with any one required local counsel) if (A) the Indemnitor and the Indemnitee so mutually agree in writing; (B) the Indemnitor fails within a reasonable time to retain counsel reasonably satisfactory to such Indemnitee (whose acceptance shall not be unreasonably withheld, conditioned, or delayed); (C) such Indemnitee shall have reasonably concluded based on the written advice of outside legal counsel that there may be legal defenses available to it that are different from or in addition to those available to the Indemnitor; or (D) the named parties in any such proceeding (including any impleaded parties) include both the Indemnitee and the Indemnitor and representation of both sets of parties by the same counsel would be inappropriate due to actual or reasonably foreseeable conflicts of interest based on the written advice of outside legal counsel.

(ii)          Other than a Third Party Claim that relates to Taxes (such Third Party Claim being governed exclusively by Section 5.14(e)(iii)), whether or not the Indemnitee has assumed the defense of any Third Party Claim, an Indemnitee shall not be entitled to indemnification hereunder with respect to any settlement entered into or any judgment consented to with respect to a Third Party Claim without the prior written consent of the Indemnitor (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything in this Agreement to the contrary, the Indemnitor shall not agree to any settlement of or consent to the entry of any judgment with respect to any Third Party Claim without the prior written consent of the applicable Indemnitee (such consent not to be unreasonably withheld, conditioned or delayed), unless such settlement or judgment would (x) include a complete and unconditional release of such Indemnitee from all liabilities or obligations with respect thereto, (y) not impose any liability or obligation (other than confidentiality and other customary de minimis obligations, but including any equitable remedies) on the Indemnitee or its Affiliates in respect of such Third Party Claim and (z) not involve a finding or admission of any wrongdoing on the part of any of the Indemnitee or its Affiliates.

(iii)        Notwithstanding the foregoing provisions of this Section 5.14(e): If a Third Party Claim includes or could reasonably be expected to include both a claim for Taxes of any ContentCo Entity for which Torch is responsible pursuant to Section 5.14(a) (“Torch Taxes”) and a claim for Taxes of any ContentCo Entity for which United is responsible pursuant to Section 5.14(b) (“United Taxes,” and such a Third Party Claim, a “Mixed Tax Claim”), Torch and United shall cooperate in good faith to sever such Third Party Claim into separate Tax Proceedings relating to Torch Taxes and United Taxes, respectively. If such Third Party Claim is not so severable, Torch (if the claim(s) for Torch Taxes exceeds or reasonably could be expected to exceed in amount the claim(s) for United Taxes) or otherwise United (Torch or United, as the case may be, the “Tax Controlling Party”), shall be entitled to control the defense of such Third-Party Claim (such Third-Party Claim, a “Tax Claim”). In such case, (i) the other party (the “Tax Non-Controlling Party”) shall be entitled to participate fully (at the Tax Non-Controlling Party’s sole cost and expense) in the conduct of such Tax Claim, (ii) the Tax Controlling Party shall provide the Tax Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Claim, (iii) the Tax Controlling Party shall consult with the Tax Non-Controlling Party before taking any significant action in connection with such Tax Claim, (iv) the Tax Controlling Party shall consult with the Tax Non-Controlling Party and offer the Tax Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (v) the Tax Controlling Party shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, and (vi) the Tax Controlling Party shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of the Tax Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. The reasonable costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the claim for Torch Taxes and United Taxes. Torch shall be entitled to control any Third Party Claim (and any portion of a severable Mixed Tax Claim) that includes or would reasonably be expected to include solely Torch Taxes; provided that Torch shall not settle such Third Party Claim (or portion thereof) without the prior written consent of United (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement would have an adverse effect on United that is material. With respect to any Third Party Claim against United for Taxes described in Section 5.14(a)(iv)(4), Torch shall be the Tax Controlling Party and United shall be the Tax-Non Controlling Party. Notwithstanding any of the foregoing, Torch shall have the exclusive right to control in all respects, and neither United nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return that includes Torch or any of its Affiliates (other than any ContentCo Entity).

(f)          Tax Treatment. For purposes of this Agreement and, unless otherwise required by applicable Law, for applicable income Tax purposes, any payment made pursuant to Section 1.2(e) or Section 1.7(f) and any indemnification payment made pursuant to this Section 5.14 are intended to, and shall in accordance with the subsequent sentence, be treated as an adjustment to the applicable consideration paid or delivered under this Agreement, for all income Tax purposes, unless otherwise required by applicable Law. In connection therewith, the parties shall reasonably cooperate in the documentation and structure of any such adjustment, to the extent such would not be materially adverse to the other party. If any such indemnification payment made pursuant to this Section 5.14 is subject to Tax to the recipient of such payment (or an Affiliate of such recipient), such indemnification payment shall not be increased to take into account the Tax incurred by the recipient on the receipt of such payment nor shall such payment be reduced by any tax benefit realized by the recipient as a result of the Damages that gave rise to such payment. Each Party shall notify the other Party if it receives notice that any Taxing Authority proposes to treat any indemnification payment made pursuant to this Section 5.14 as other than an adjustment to the applicable consideration paid or delivered under this Agreement for income Tax purposes, or if it otherwise determines that any such indemnification payment is required by applicable Law to be treated as other than an adjustment to such amounts for income Tax purposes.

Section 5.15.        Torch Shareholder Approval.

(a)         As promptly as reasonably practicable following the date of this Agreement, (i) Torch shall prepare a folleto informativo describing the Transactions (the “Folleto Informativo”), (ii) each other Party shall furnish all information concerning itself and its Affiliates that is required or reasonably requested by Torch to be included in the Folleto Informativo, and (iii) after providing United with a reasonable opportunity to review and comment upon the Folleto Informativo, Torch shall publicly file the Folleto Informativo with the Comision Nacional Bancaria y de Valores and the Bolsa Mexicana de Valores, S.A.B. de C.V.

(b)          Torch shall call a meeting of its shareholders for the purpose of obtaining the Torch Shareholder Approval and, promptly following such call notice, publish the Folleto Informativo. Torch shall use its reasonable best efforts to take all action necessary in accordance with applicable Law and its organizational documents to convene and hold such meeting of its shareholders for the purpose of obtaining the Torch Shareholder Approval.

Section 5.16.      Intercompany Arrangements. Except as expressly required by Article I or the Pre-Closing Restructuring, with respect to all Torch Intercompany Contracts, whether or not the receivables and payables thereunder are reflected in Section 5.16 of the Torch Disclosure Letter, all receivables or payables existing prior to Closing from or to, as applicable, Torch or any of its Subsidiaries (other than any ContentCo Entity), on the one hand, and any of the ContentCo Entity, on the other hand, shall be paid off or settled or otherwise terminated not later than the close of business on the day before the Closing Date, and neither United nor any of its Subsidiaries shall have any liability or obligation for such receivables and payables from and after such time. From time to time prior to the Closing and during the twelve (12)-month period thereafter, each of United and Torch may identify by written notice (in such capacity, the “Notifying Party”) to any Torch Intercompany Contracts (for the avoidance of doubt, excluding any Ancillary Agreement or any other agreement contemplated thereby) that the Notifying Party believes in good faith are not on arms’ length terms. For the thirty (30)-day period following delivery of any such notice, Torch and United shall engage in good faith negotiations to agree to the amendment, assignment, replacement or termination of any such Torch Intercompany Contract (effective upon the Closing, in the event of any such negotiations prior to the Closing). In the event the parties are unable to reach such an agreement by the end of such thirty (30)-day period, Torch and United shall jointly retain a mutually agreeable independent expert (the “Third Party Expert”) to determine whether such Torch Intercompany Contract is on arms’ length terms and, to the extent it is not, prescribe such amendments and modifications that would be necessary to cause such Torch Intercompany Contract to be on arms’ length terms (the “Required Amendments”). The Third Party Expert shall be instructed by Torch and United to make its determination within 30 days following its engagement. Torch and United shall cooperate and timely respond to any reasonable requests for information from the Third Party Expert. If the Third Party Expert determines that such Torch Intercompany Contract is not on arms’ length terms, the Notifying Party may in its sole discretion require the other party to (and to cause its Subsidiaries to) either (i) amend such Torch Intercompany Contract to reflect the Required Amendments or (ii) terminate such Torch Intercompany Contract, in each case effective upon the later of the Closing and thirty (30) days of the determination of the Third Party Expert (provided, that, in the event of any such termination, United and Torch shall cooperate reasonably and in good faith to identify and transition in an orderly manner to any replacement or alternative arrangements as may be reasonably necessary). The expenses of the Third Party Expert (or the portion thereof allocable to any Torch Intercompany Contract, if two or more Torch Intercompany Contracts are submitted to the Third Party Expert) shall be paid by (A) the Notifying Party, if the Third Party Expert determines that such Torch Intercompany Contract is on arms’ length terms in all material respects, or (B) the other Party, if the Third Party Expert determines that such Torch Intercompany Contract is not on arms’ length terms in all material respects, in each case as determined by the Third Party Expert.

Section 5.17.      Non-Transferrable Rights; Third-Party Consents.

(a)        Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, transfer, convey, assign or deliver any Intellectual Property (including the Purchased Rights), equipment, furniture, fixture, right and other tangible and intangible personal property, Contract or asset of the ContentCo Business if an attempted sale, transfer, conveyance, assignment or delivery thereof without the consent, approval or other action of any Person that is not a Party would constitute a breach of any applicable restriction upon such sale, transfer, conveyance, assignment or delivery, trigger or accelerate rights of any Person, or constitute a violation of or be ineffective under applicable Law, and such consent or approval has not been obtained from such Person on or prior to the Closing Date (collectively, the “Non-Transferrable ContentCo Assets”); provided, that, subject to Article VIII, the Closing shall proceed in accordance with this Agreement without the sale, assignment, conveyance, transfer or delivery of the Non-Transferrable ContentCo Assets.

(b)          If any consents or approvals required from any Person that is not a Party to assign, convey or transfer the Intellectual Property (including the Purchased Rights), equipment, furniture, fixture, right and other tangible and intangible personal property, Contract (including the Material Content Contracts) or asset of the ContentCo Business (including, after the Closing, the Non-Transferrable ContentCo Assets) in connection with the consummation of the Transactions (such required consents, the “Third-Party Consents”) are not obtained prior to Closing, until the earlier of such time as such Third-Party Consent is obtained and twelve (12) months following the Closing Date, Torch and United shall cooperate and use their respective reasonable best efforts to implement as promptly as reasonably practicable any arrangement reasonably acceptable to United and Torch intended to (i) provide the applicable ContentCo Entities designated by United, to the fullest extent practicable, the rights and benefits of any applicable Non-Transferrable ContentCo Assets from and after the Closing (including by means of any subcontracting, sublicensing or subleasing arrangement, if permissible under applicable Law or Contract) and (ii) cause United, or such designated Affiliates of United, to bear all obligations, costs and liabilities thereunder from and after the Closing.  In furtherance of the foregoing, United shall, or shall cause its applicable Affiliates to, promptly pay, perform or discharge when due any related liability (including any liability for Taxes) arising under such Non-Transferrable ContentCo Assets after the Closing Date. United and its Affiliates shall indemnify and hold harmless Torch and each of its Subsidiaries from and against obligations, liabilities and costs assumed by United or its Affiliates pursuant to any arrangement established to this Section 5.17(a).

(c)         When the requisite Third-Party Consent is obtained, the applicable Non-Transferrable ContentCo Asset shall be deemed to have been automatically assigned and transferred to United on the terms set forth in this Agreement for no additional consideration without the requirement of any further action of any other Person, as of the Closing, except to the extent the date of such Third-Party Consent is deemed by applicable Law to have occurred on another date, in which case, as of such date.

(d)          Notwithstanding anything to the contrary in this Agreement, with respect to each Material Content Contract pursuant to which Torch or any of its Subsidiaries license or sublicense rights to broadcast any future World Cup (each, a “World Cup Contract”), each of Torch and United agree to use their respective reasonable best efforts, from and after the date hereof, to obtain any and all consents of the Fédération Internationale de Football Association and its affiliates (collectively, “FIFA”) that may be required (i) to permit the assignment and delegation of such World Cup Contract to OpCo and/or as a result of any change of control pursuant to such World Cup Contract of any Subsidiary of Torch as a result of the Transactions or, (ii) solely in the event FIFA does not grant the consents referred to in clause (i) above, to permit the sublicense and delegation to OpCo of all rights (including the right to broadcast World Cup Audio-Visual Content) and obligations pursuant to each World Cup Contract such that, to the fullest extent practicable, OpCo shall receive all rights and benefits of the World Cup Contracts and bear all obligations, costs and liabilities thereunder (and any guarantee relating thereto) (for which United and its Subsidiaries shall indemnify Torch and its Subsidiaries), in each case from and after the Closing. In the event that FIFA requires any consideration, change of terms and conditions, indemnity or other obligation of Torch, United and/or their respective Subsidiaries in connection with any such consents, Torch and United shall negotiate in good faith and on a commercially reasonable basis with respect thereto (and with respect to such mutually acceptable amendments to Attachment L hereto as may be appropriate as a result thereof); provided, that neither Torch nor United (or their respective Subsidiaries) shall be obligated to accept any such requirement that would be material relative to the value of the World Cup Contracts and the rights thereunder.

(e)         In the event FIFA provides all consents required to allow the assignment of the World Cup Contracts to OpCo in accordance with Section 5.17(d)(i), OpCo shall sublicense to Torch or one or more of its Subsidiaries as designated by Torch (the “Licensees”), pursuant to sublicense agreements in the form of Attachment L hereto, the respective rights set forth on Schedule 2, 3 and 4 thereto (the “Torch FIFA Rights”) for the consideration set forth on Schedule 6 thereto (the “Torch FIFA Fees”). In the event FIFA does not provide all required consents referred to in Section 5.17(d)(i) but does provide the consents required to allow the sublicense and delegation of all rights (including the right to broadcast World Cup Audio-Visual Content) and obligations pursuant to the World Cup Contracts in accordance with Section 5.17(d)(ii), OpCo shall sublicense to the Licensees, pursuant to sublicense agreements in the form of Attachment L hereto (with appropriate modifications to reflect the fact that the rights sublicensed to the Licensees thereunder are sublicensed to OpCo and any other modifications required by FIFA consistent with the provisions of this Section 5.17), the Torch FIFA Rights in consideration of the Torch FIFA Fees.

(f)         If FIFA does not provide all required consents referred to in Section 5.17(d)(i) or Section 5.17(d)(ii), Torch and United shall use their respective reasonable best efforts to implement alternative arrangements that comply with Section 5.17(b) to cause, to the fullest extent practicable, OpCo to be provided all rights and benefits of the World Cup Contracts and bear all obligations, costs and liabilities thereunder (and any guarantee relating thereto) (which United and its Subsidiaries shall pay, perform or discharge when due and for which United and its Subsidiaries shall indemnify Torch and its Subsidiaries); provided, that neither Torch nor United (or their respective Subsidiaries) shall be obligated to accept any arrangement with requirements that would be material relative to the value of the World Cup Contracts and rights thereunder.

(g)        In no event shall the obtaining of any Third-Party Consents (including any consents from FIFA) be a condition of Torch’s or United’s obligations to effect the Closing.

Section 5.18.      Wrong Pockets; Misdirected Payments.

(a)         If, within three (3) years following the Closing (or prior to the Closing as a result of investigation of the Interim Committee pursuant to Section 5.18(a)), either United or Torch determines that it or any of its Subsidiaries possesses any right or other asset, or is liable for any liability, or employs any employee, that, in the case of Torch, relates primarily to the ContentCo Business or constitutes any right, asset, liability or employee allocable to United or its Subsidiaries upon consummation of the transactions contemplated by and pursuant to Article I (in each case, other than any Excluded Assets and Liabilities and the rights, assets, liabilities and employees contemplated to be retained by Torch and its Subsidiaries after the Closing pursuant to the Ancillary Agreements (or other agreements entered into by Torch and its Subsidiaries, on the one hand, and United and its Subsidiaries, on the other hand, after the date hereof), including to provide the rights and services contemplated thereby), or, in the case of United, relates primarily to the Excluded Business or constitutes any right, asset, liability or employee not allocable to United or its Subsidiaries upon consummation of the transactions contemplated by and pursuant to Article I (in each case, other than any Included Assets and Liabilities), then, subject to Section 5.17 and applicable Law, the Parties shall, and shall cause their Subsidiaries to, transfer or cause to be transferred such right, asset, liability or employee (or, subject to applicable Law and obligations under Contracts with third parties, otherwise implement any arrangement to equitably allocate the benefits and obligations (including costs and expenses, on a pro rata basis based on the sharing reflected by the arrangement) of any right, asset or liability (for the sake of clarity, excluding any Excluded Assets and Liabilities, the rights, assets and liabilities and employees contemplated to be retained by Torch and its Subsidiaries after the Closing pursuant to the Ancillary Agreements (or other agreements entered into by Torch and its Subsidiaries, on the one hand, and United and its Subsidiaries, on the other hand, after the date hereof), including to provide the rights and services contemplated thereby, and the services of any employee) that may be shared between the ContentCo Business and the Excluded Business (but not primarily related to either)), as applicable, to such other Party or its Subsidiary, and such Party or its Subsidiary shall accept, assume or employ any such right, asset, liability or employee, for no additional consideration other than as previously paid as provided in this Agreement (but subject to the obligation to bear the obligations (including costs and expenses) contemplated by any shared services arrangement contemplated by the preceding parenthetical); provided, that no request or demand for any transfer shall be permitted to be made, nor any dispute for any transfer commenced, pursuant to this Section 5.18 following the end of such three (3)-year period; and provided, further, that in the event that United or Torch requests such a transfer and the other Party disputes whether such right, asset, liability or employee is required to be transferred, accepted, assumed or employed pursuant to this Section 5.18, then such dispute shall be resolved in accordance with the procedures set forth on Section 5.18 of the Torch Disclosure Letter.

(b)          In furtherance of the Parties’ mutual intention to deliver to United the ContentCo Business upon the Closing, promptly following the date hereof, United and Torch shall establish an ad hoc committee (the “Interim Committee”) which shall consist of four (4) executive officers designated by each of United and Torch. During the period prior to Closing, the Interim Committee shall, and United and Torch shall cause their respective designees to such committee to, use reasonable good faith efforts to periodically convene for purposes of overseeing the activities contemplated by this Section 5.18(b). From and after the date that is three (3) months after the date of this Agreement, at the request of United, the Interim Committee may engage (i) one of the consultants named on Section 5.18(b) of the United Disclosure Letter or (ii) one or more additional third-party Representatives reasonably acceptable to Torch, as may be reasonably necessary to assist the Interim Committee in conducting a reasonable examination of the business, properties and personnel of the ContentCo Group for the sole purpose of determining whether there are any non-de-minimis rights, assets, liabilities or employees of Torch and its Subsidiaries that relate primarily to the ContentCo Business but are not proposed by Torch to be to be transferred to United or its Subsidiaries upon consummation of the transactions contemplated by Article I (for the sake of clarity, excluding any Excluded Assets and Liabilities and the rights, assets, liabilities and employees contemplated to be retained by Torch and its Subsidiaries after the Closing pursuant to the Ancillary Agreements (or other agreements entered into by Torch and its Subsidiaries, on the one hand, and United and its Subsidiaries, on the other hand, after the date hereof), including to provide the rights and services contemplated thereby) (any such rights, assets, liabilities or employees, the “Disputed Assets”); provided, that United shall bear all costs and expenses of any such Representatives and such Representatives shall be required to agree to customary confidentiality obligations to Torch in connection with such engagement; provided, further, that the provisions of Section 5.1(a) and Section 5.1(c) shall apply to the activities of the Interim Committee and any such Representatives (and the extent of Torch’s obligations thereto), in each case mutatis mutandis. In the event that such Representatives identify any Disputed Asset, (A) the Interim Committee shall first seek to resolve the allocation of such Disputed Asset through good faith discussions for a period of no less than fifteen (15) days and (B) if the Interim Committee is not able to resolve the allocation pursuant to the foregoing clause (A), the provisions of Section 5.18(a) shall apply to the transfer of Disputed Asset (and any dispute between United and Torch related thereto), mutatis mutandis; provided, that each of Torch and United agrees to use good faith efforts to aggregate the submission of Disputed Assets (and disputes between United and Torch related thereto) to the procedures set forth on Section 5.18 of the Torch Disclosure Letter in order to limit the number of occurrences of such dispute resolution procedures. For the avoidance of doubt, nothing in this Section 5.18(a) shall, directly or indirectly, give any Party control over any other Party's operations, business or decision-making before Closing, and control over all such matters shall remain in the hands of the relevant Party, subject to the terms and conditions of this Agreement. Effective as of the Closing, United and Torch shall dissolve the Interim Committee and all of its responsibilities and duties pursuant to this Agreement shall cease.

(c)          If, following the Closing, any Party or its Subsidiaries receives any payments due to another Party or a Subsidiary thereof in respect of the rights, assets or liabilities allocated to such other Party or Subsidiary thereof pursuant to this Agreement, then such first Party shall promptly remit (or cause to be promptly remitted), or deliver (or cause to be delivered), such payments to the appropriate Party or Subsidiary thereof.

(d)          Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement or other agreement or understanding among the Parties, in no event shall any dispute contemplated by or relating to, or any dispute resolution procedure initiated pursuant to, this Section 5.18 be deemed to give rise to a failure of any condition set forth in Article VIII or otherwise impact the obligations of the Parties to consummate the Closing in accordance with, and within the time periods specified in, Section 1.1.

Section 5.19.      ContentCo Cash. Torch shall use reasonable best efforts to ensure that ContentCo Cash shall be greater than nine hundred fifty million Mexican pesos (Mex$950,000,000) (the “Transferred Cash Floor”) but shall not exceed two billion one hundred million Mexican pesos (Mex$2,100,000,000) (the “Transferred Cash Cap”) as of immediately prior to the Closing, and three (3) Business Days prior to the Closing, Torch shall deliver to United a certificate, duly executed on behalf of Torch by an officer thereof, stating that ContentCo Cash is reasonably expected not to exceed the Transferred Cash Cap and not to be less than the Transferred Cash Floor, in each case as of immediately prior to the Closing. If and to the extent the amount of ContentCo Cash exceeds the Transferred Cash Cap, such excess shall not be considered for the purposes of the calculation of the Cash Consideration, the Closing Consideration or the Adjustment Amount. Notwithstanding anything to the contrary in this Agreement, but subject to Section 4.1(b)(v), at or prior to the Closing, Torch shall be permitted to cause one or more ContentCo Entities to declare and pay a distribution or otherwise transfer cash to Torch or one or more Subsidiaries thereof in order to ensure that the ContentCo Cash does not exceed the Transferred Cash Cap.

Section 5.20.      Lava Conversion. Prior to the Closing, subject to the satisfaction or (to the extent permitted by applicable Law) waiver of each of the conditions to Closing set forth in Article VIII of this Agreement, United and Lava shall take or cause to be taken and do or cause to be done all corporate and related actions reasonably required or advisable to cause all of the shares of United Preferred Stock held by Lava to be converted, as of immediately prior to the Closing, into shares of United Class A Common Stock in accordance with the terms of such United Preferred Stock and the United Existing Organizational Documents, in each case as in effect on the date hereof, as they may be amended from time to time following the date hereof in accordance with this Agreement and the United Existing Organizational Documents (it being acknowledged and agreed that Section 5.2 shall not apply to this Section 5.20); provided, that United may restrict the ownership, or proposed ownership, by Lava of United Class A Common Stock (other than ownership or proposed ownership by Lava of United Class A Common Stock that does not then create an “attributable interest” (as that or any successor term is then defined by the FCC), the amount of which, as of the date of this Agreement, is a five percent (5%) voting interest, for purposes of the U.S. Communications Laws) if such ownership or proposed ownership (a) is or would, as determined by United after consultation with its outside regulatory counsel, be materially inconsistent with, or in violation of, any provision of the U.S. Communications Laws, (b) limits or impairs or would, as determined by United after consultation with its outside regulatory counsel, limit or impair any business activities or proposed business activities of United under the U.S. Communications Laws, or (c) subjects or would, as determined by United after consultation with its outside regulatory counsel, subject United to any law, regulation or policy under the U.S. Communications Laws which would reasonably be expected to have an adverse effect on United and to which United would not be subject but for such ownership or proposed ownership; provided, further, that such conversion shall only be effective if in fact the Closing occurs.

Section 5.21.      IP License.

(a)         License to United. Effective as of the Closing, and subject to the provisions hereof, Torch and its Subsidiaries (other than the ContentCo Entities) (the “Torch Licensors”) hereby grant, and agree to grant, to the ContentCo Entities (the “ContentCo Licensees”) a limited, non-exclusive, worldwide, irrevocable, fully paid and royalty-free (except as provided pursuant Section 5.21(e)), non-transferable (except as provided pursuant Section 5.21(f)) license under the Torch Licensed IP to use, reproduce, distribute, disclose, make, improve, display and perform (publicly and otherwise, subject to any applicable confidentiality restrictions), create derivative works of, and otherwise exploit the ContentCo Materials, in each case, solely to the extent and in the same manner as such ContentCo Materials are used in the operation of the ContentCo Business as of the Closing.

(b)          License to Torch. Effective as of the Closing and subject to the provisions hereof, the ContentCo Entities (the “ContentCo Licensors”) hereby grant, and agree to grant, to Torch and its Subsidiaries (the “Torch Licensees”) a limited, non-exclusive, worldwide, irrevocable, fully paid and royalty-free (except as provided pursuant Section 5.21(e)), non-transferable (except as provided pursuant Section 5.21(f)) license under the ContentCo Licensed-Back IP to use, reproduce, distribute, disclose, make, improve, display and perform (publicly and otherwise, subject to any applicable confidentiality restrictions), create derivative works of, and otherwise exploit the Torch Materials, in each case, solely to the extent and in the same manner as such Torch Materials are used to operate the Excluded Business as of the Closing.

(c)         Sublicensing. Each of the ContentCo Licensees and the Torch Licensees, in each case in its capacity as the licensee pursuant to this Section 5.21 (collectively, the “Licensee Party”), may sublicense the license and rights granted to it by the Torch Licensors or the ContentCo Licensors, as applicable, in its capacity as a licensor (collectively, the “Licensor Party”) under Section 5.21(a) and Section 5.21(b), respectively, freely to a third party in connection with the operation of the Licensee Party’s business in the ordinary course or to a Divested Entity, including in connection with the sale or provision of its products or services (in each case, within the scope of the applicable license granted to the Licensee Party under Section 5.21(a) and Section 5.21(b), respectively). The Licensee Party shall treat any material Trade Secrets or confidential information of the Licensor Party with the same degree of care, that the Licensee Party treats its own like confidential information and Trade Secrets, but in no event with less than reasonable care, and the Licensee Party shall not disclose such Trade Secrets or confidential information licensed to it hereunder to a third party, except in connection with the disclosure of such Licensee Party’s own confidential information or Trade Secrets of at least comparable importance and value and on the same terms.

(d)         License Term. All licenses granted under Section 5.21(a) and Section 5.21(b) with respect to each Copyright or Trade Secret will expire upon the earlier of (i) the expiration of the term of such Copyright or (ii) the date upon which such Copyright or Trade Secret ceases to be valid and enforceable or otherwise has been revoked. All other licenses granted under Section 5.21(a) and Section 5.21(b) are perpetual.

(e)         License Fee. The licenses granted under Section 5.21(a) and Section 5.21(b) shall be subject to the same intercompany costs, fees and transfer pricing rules to the extent and in the same manner as applicable to such license as of the Closing, provided that Licensor shall notify Licensee of any such costs, fees and transfer pricing rules applicable to any element of the Torch Licensed IP in advance so that Licensee may determine whether to (i) utilize any such element of Torch Licensed IP in the operation of the ContentCo Business hereunder, subject to such costs, fees and transfer pricing rules, or (ii) forego such license.

(f)         Transfer of Licenses. Except as expressly set forth herein, the Licensee Party shall not assign or transfer the licenses granted to it pursuant to this Section 5.21 directly or indirectly, in whole or in part, whether voluntarily or involuntarily or by operation of law or otherwise, without the Licensor Party’s prior written consent (which consent shall not be unreasonably conditioned, delayed or withheld). Notwithstanding the foregoing, the Licensee Party may assign such licenses to (i) a third party, or permit a third party to assume such license, in connection with acquisition of such Licensee Party (whether by stock or asset sale or merger or otherwise) or the sale of substantially all of the consolidated assets of the Licensee Party to which this Agreement relates, to such third party or (ii) to United or a Subsidiary of United. Any assignment in violation of this Section 5.21(f) shall be null and void from the beginning. Notwithstanding the foregoing, nothing set forth herein shall limit the Licensor Party from licensing, selling or otherwise disposing of any of its Intellectual Property licensed to the Licensee Party hereunder; provided that none of the foregoing shall impact the rights and licenses with respect to such Intellectual Property hereunder.

(g)          Rights of Subsidiaries.

(i)           Subject to Section 5.21(c), any rights or licenses granted under this Section 5.21 extend to each entity that is a Subsidiary of the Licensee Party but only for so long as such entity is a Subsidiary of such Licensee Party and, accordingly, except as provided in Section 5.21(g)(ii) the license to such entity shall terminate upon such entity ceasing to be a Subsidiary of such Licensee Party.

(ii)          Notwithstanding the limitations on sublicensing set forth in Section 5.21(c), if the Licensee Party divests a Subsidiary or business unit (including in a sale to a third party or in a public offering) such that such entity is no longer a Subsidiary of such Licensee Party (a “Divested Entity”), upon providing written notice of such divestiture to the Licensor Party, the Licensee Party may grant the Divested Entity a sub-license under the licenses granted to such Licensee Party pursuant to Section 5.21(c), but only in connection with the products and services offered by such Divested Entity at the time it ceased to become a Subsidiary or business unit of the Licensee Party, and natural evolutions of such products or services that are of the same general type. Such sublicense grant to the Divested Entity in accordance with the foregoing shall not affect or limit the licenses granted to the Licensee Party or the obligations and duties of the Licensee Party hereunder.

(h)          License Limitations.

(i)           Each Licensor Party acknowledges and agrees that, upon and following the Closing, the licenses granted by it as the Licensor Party are non-terminable and irrevocable, and that the Licensor Party’s sole remedy after the Closing for breach by the Licensee Party will be for such Licensor Party to bring a claim to recover damages and to seek appropriate equitable relief but not termination of the licenses granted by the Licensor Party.

(ii)          Except as expressly set forth otherwise in this Agreement (A) all rights and licenses granted from one Party to the other hereunder are granted “AS IS” and without any representation or warranty of any kind, (B) no representations or warranties whatsoever, whether express, implied or statutory, including warranties of merchantability, fitness for a particular purpose, title, custom, trade, non-infringement, non-violation or non-misappropriation of third-party Intellectual Property, are made or given by or on behalf of the Licensor Party and (C) all such representations and warranties, whether arising by operation of Law or otherwise, are hereby expressly excluded.

(iii)        Except as expressly set forth otherwise in this Agreement, each Party reserves all rights and licenses to its Intellectual Property, and no other licenses are granted under this Agreement, including this Section 5.21, by implication, estoppel or otherwise.

(i)           Rights in Bankruptcy. All rights and licenses granted to the Licensee Party as licensee hereunder, are, for purposes of section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”), licenses of intellectual property within the scope of section 101 of the Bankruptcy Code. The Licensor acknowledges that the Licensee, as a licensee of such rights and licenses hereunder, will retain and may fully exercise all of its rights and elections under the Bankruptcy Code. Each Licensor Party irrevocably waives all arguments and defenses arising under 11 U.S.C. § 365(c)(1) or successor provisions to the effect that applicable Law excuses such Licensor Party from accepting performance from or rendering performance to an entity other than the debtor or debtor-in-possession as a basis for opposing assumption of this Agreement in a case under Chapter 11 of the Bankruptcy Code to the extent that such consent is required under 11 U.S.C. § 365(c)(1) or any successor statute.

Section 5.22.       Trademark Rights.

(a)         If either Party determines, between the date hereof and the Closing Date, that any Trademark included in the ContentCo Owned IP or the Purchased Rights would be used by the Excluded Business as of the Closing Date, then the Parties shall cooperate reasonably and in good faith to determine whether it is necessary for the ContentCo Entities to grant Torch and its Subsidiaries a non-exclusive license to use such Trademark in connection with the Excluded Business, solely to the extent and in the same manner as such Trademark is used in the Excluded Business as of the Closing.

(b)        If either Party determines, between the date hereof and the Closing Date, that any Trademark owned by Torch or its Subsidiaries (other than the ContentCo Group) as of the Closing Date and that is not included in the Excluded Assets and Liabilities would be used by the ContentCo Business as of the Closing Date, then the Parties shall cooperate reasonably and in good faith to determine whether it is necessary for the Torch and its Subsidiaries to grant the ContentCo Entities a non-exclusive license to use such Trademark in connection with the ContentCo Business, solely to the extent and in the same manner as such Trademark is used in the ContentCo Business as of the Closing.

Article VI

Tax Matters

Section 6.1.          Cooperation and Exchange of Information.

(a)          Torch shall, and shall cause its Subsidiaries to, and United shall, and shall cause its Subsidiaries to, provide to each other such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes (iii) preparing any financial statement in relation to Taxes, (iv) conducting any Tax Proceeding or (v) determining whether the other Party has complied with the covenants and obligations set forth in this Article VI. Such cooperation and information shall include, without limitation, providing, at the requesting Party’s expense, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, to the extent in the possession of any such Party. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)          United shall retain all Tax Returns, schedules and work papers, and all material records and other Tax documents relating to Pre-Closing Tax Periods of any ContentCo Entity until the later of (x) the expiration of the applicable statute of limitations for the Tax periods to which the Tax Returns and other documents relate and (y) seven (7) years following the due date (without extension) for such Tax Returns. Thereafter, United may dispose of them after offering Torch reasonable notice and opportunity to take possession of such Tax Returns and other documents (provided, that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition).

(c)          Notwithstanding anything to the contrary in this Agreement, access to and the retention of all Tax Returns, work papers and other documents and records relating to, and cooperation and procedures with respect to, Tax matters with respect to the ContentCo Group shall be governed exclusively by this Article VI.

Section 6.2.          Certain Pre-Closing Actions. Torch shall use reasonable best efforts to cause OpCo to convert to a sociedad de responsabilidad limitada de capital variable and to file an election on IRS Form 8832 for OpCo to be treated as a “disregarded entity” or partnership for U.S. federal income Tax purposes, in each case, effective prior to the Closing (collectively, the “OpCo Conversion”). At United’s expense as Transaction Expenses, Torch shall use commercially reasonable efforts to cause (a) each wholly-owned Subsidiary of a ContentCo having more than de minimis value to convert to a sociedad de responsabilidad limitada de capital variable and (b) for each entity described in clause (a), an election on IRS Form 8832 to be filed to be treated as a “disregarded entity” or partnership for U.S. federal income Tax purposes effective prior to the Closing, in each case, unless such action would reasonably be expected to (x) delay, interfere with or prevent the Closing or the Pre-Closing Restructuring or (y) result in a material adverse consequence to Torch or any of its Affiliates. Prior to Closing, Torch shall cause an election on IRS Form 8832 to be filed for each of the Purchased Entities listed on Section 6.2 of the Torch Disclosure Letter hereto to be treated as a “disregarded entity” for U.S. federal income Tax purposes.

Section 6.3.          Certain Post-Closing Covenants.

(a)          In connection with the Merger, United shall cause OpCo to comply with the following requirements established in the Código Fiscal de la Federación, Reglamento del Código Fiscal de la Federación, Resolución Miscelánea Fiscal and in any other applicable Mexican Tax regulation: (i) OpCo shall timely file a merger notice with the Mexican Taxing Authorities (which shall be deemed to have been completed when OpCo files (1) its register in the Registro Federal de Contribuyentes and (2) the cancellation of the Registro Federal de Contribuyentes of each other ContentCo and Merger Sub), (ii) after the Merger, OpCo shall continue to engage in the activities in which each other ContentCo and Merger Sub engaged in before the Merger for a minimum period of one year following the effectiveness of the Merger, (iii) OpCo shall timely file on behalf each other ContentCo and Merger Sub with the Mexican Taxing Authorities (x) the Tax Returns and (y) the information statements required by the Mexican Tax Laws for the taxable period (or portion thereof) ending on the date of the Merger (or, if earlier, the date on which the Merger is deemed to occur for Mexican Federal income Tax purposes), which Tax Returns and information statements shall be true, correct and complete in all material respects, and (iv) OpCo shall pay the Taxes of each other ContentCo and Merger Sub for such taxable period; provided, that United’s obligations in clauses (iii) and (iv) shall be subject to paragraph (d) hereof. Torch shall, and shall cause its Subsidiaries to, provide United with such cooperation, documentation and information as may reasonably be requested by United in connection with the filing requirements described in the preceding sentence, and United shall be entitled to rely on the accuracy of any such documentation or information provided by Torch or its Subsidiaries.

(b)          In connection with the Capital Reduction and Prior Capital Reduction, United shall cause OpCo to prepare and maintain the information listed below, provided that any such information, to the extent depending on information of (or related to) the ContentCo Group or Torch (or its applicable Subsidiary) for any Pre-Closing Tax Period, shall be prepared by OpCo relying on the information and documentation provided by Torch (or its applicable Subsidiary): (i) workpapers with the calculation of the CUCA (Cuenta de Capital de Aportación), (ii) all supporting documentation required under Mexican Tax Law for the calculation of the CUCA (including: (v) documentation of shareholders meetings in which the shareholders approved capital reductions or capital increases, (w) if any capital increases were effected by a capitalization of liabilities, supporting documentation for such liabilities, (x) if the capital increases were paid in cash, bank statements showing the wire transfers, (y) if the capital increases were paid in kind, documentation establishing title to the assets contributed and (z) all accounting records reflecting any capital reductions and increases), (iii) workpapers showing the calculation of the CUFIN (Cuenta de Utilidad Fiscal Neta), and (iv) all supporting documentation required under Mexican Tax Law for the calculation of the CUFIN (including: (w) documentation of shareholders meetings in which the shareholders approved the payment of dividends, (x) any documentation showing dividends received from any Subsidiary, (y) accounting records showing any dividends paid or received and (z) bank statements showing the wire transfer of any dividends paid or received).

(c)          United shall not, and shall not cause or permit any of its Subsidiaries (including the ContentCo Entities) to, (i) make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3) with respect to any ContentCo Entity that has retroactive effect to any Pre-Closing Tax Period (other than any entity classification election contemplated by Section 6.2), (ii) amend any material Tax Return of any ContentCo Entity that was filed prior to the Closing or (iii) except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any comparable provision of state, local or foreign Tax Law) or a change in applicable Law, take any material position on any material Tax Return of any ContentCo Entity for or in respect of any Pre-Closing Tax Period (or in any Tax Proceeding relating thereto) that is inconsistent with a material position taken by Torch or any of its Subsidiaries (including the ContentCo Group prior to the Closing) and of which position Torch has informed United in writing prior to taking such position, including any material position in respect of the Pre-Closing Restructuring, in the case of each of clauses (i) through (iii), if such election, amendment or position, as applicable, could, individually or in the aggregate, reasonably be expected to result in (x) a material increase in the liability of Torch or any of its Affiliates in respect of Taxes (including pursuant to this Agreement) or (y) any increase in a liability (or any decrease in an asset) taken into account in the determination of ContentCo Indebtedness or ContentCo Working Capital (as finally determined pursuant to Section 1.7).

(d)          Torch shall have the exclusive right to prepare any Tax Return of each ContentCo Entity for any taxable period (or portion thereof) of such ContentCo Entity ending on or prior to the date of the Merger (or, if earlier, the date on which the Merger is deemed to occur for Mexican Federal income Tax purposes). All such Tax Returns shall be prepared in a manner consistent with the past practices of Torch and its Subsidiaries, except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any comparable provision of state, local or foreign Tax Law) or a change in applicable Law. Torch shall provide United with a reasonable opportunity to review and comment on any such Tax Returns reflecting a material Tax liability reasonably in advance of the due date for filing such Tax Returns, and Torch shall consider in good faith any comments received. Torch shall timely file any such Tax Returns required to be filed on or prior to the Closing Date and shall pay any Taxes shown as due on such Tax Returns. To the extent any such Tax Returns are required to be filed by OpCo after the Closing, United shall cause OpCo to timely file such Tax Returns (to the extent timely received from Torch) and pay any Taxes shown as due on such Tax Returns (subject to reimbursement by Torch in accordance with Section 5.14). Torch shall pay (or shall cause its applicable Subsidiary to pay) any Taxes required to be reflected on any U.S. federal, state or local Tax Return (including any U.S. consolidated, combined or unitary income Tax Return) that includes Torch or any of its Subsidiaries (other than ContentCo Entities), on the one hand, and any ContentCo Entity, on the other hand, and liabilities for any such U.S. federal, state or local Taxes shall not be taken into account in determining ContentCo Indebtedness or ContentCo Working Capital (in each case, as finally determined pursuant to Section 1.7).

(e)          In the event United elects to make an election to close the taxable year of each ContentCo Entity for which such election is available as of the end of the day on the Closing Date, in accordance with the procedures set forth in Treasury Regulations Section 1.245A-5(e)(3)(i), Torch shall provide any cooperation reasonably requested by United (provided that Torch shall not be required to incur any unreimbursed costs).

Section 6.4.          Certain Tax Matters. The Parties hereto agree to the matters set forth in Schedule 6.4 hereto.

Section 6.5.          Tax Sharing Agreements. To the extent relating to any ContentCo Entity, Torch shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any ContentCo Entity, on the one hand, and Torch or any of its Subsidiaries (other than the ContentCo Group), on the other hand, are parties, in each case, in a manner such that neither United or its Subsidiaries (including, from and after the Closing, any ContentCo Entity), Torch, OpCo nor any of their respective Subsidiaries shall have any rights or obligations thereunder after the Closing.

Section 6.6.          Tax Refunds. If (a) a United Indemnitee or a Torch Indemnitee receives a refund (or a credit in lieu of a refund) of, or is entitled to a credit against Taxes otherwise payable as a result of, any Taxes as to which it has been indemnified pursuant to Section 5.14 or (b) a United Indemnitee receives a refund (or a credit in lieu of a refund) of any Tax liability that was reflected in, reserved for or taken into account in the determination of ContentCo Indebtedness or ContentCo Working Capital (in each case, as finally determined pursuant to Section 1.7), United or Torch, as applicable, shall pay to the other party an amount equal to such refund or credit, determined on a “with and without” basis and net of any reasonable, out-of-pocket expenses (including Taxes) of the United Indemnitee or Torch Indemnitee, as applicable, incurred in connection with the receipt of such refund or credit and without interest (other than any interest paid by the relevant Governmental Entity with respect to such refund). At the reasonable request of the indemnifying party, United or Torch shall file (and shall cause its applicable Subsidiaries to file) Tax Returns to obtain a refund of, or credit in respect of, Taxes to which the other party is entitled pursuant to this Section 6.6 (including, for the avoidance of doubt, a refund of or reduction in income Taxes otherwise payable by OpCo as a result of any indemnity payment made by Torch or any of its Subsidiaries pursuant to Section 5.14(a) in respect of income Taxes payable by OpCo; provided, that a party shall be required to file an amended Tax Return only at the expense of the indemnifying party and only if the filing of such Tax Return would not reasonably be expected to have an adverse effect that is material.

Article VII

Employee Matters

Section 7.1.          ContentCo Benefit Plans. United shall, and shall cause the ContentCo Entities to, comply with all applicable Law and honor all collective bargaining and employment agreements and ContentCo Benefit Plans with respect to compensation and employee benefits of continuing employees of any ContentCo Entity (it being understood that this Section 7.1 shall not be deemed to prohibit United from amending, modifying, replacing or terminating such arrangements in accordance with their terms and applicable Law).

Article VIII

CONDITIONS TO CLOSING

Section 8.1.          Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a)          Legal Prohibition. No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent Order issued by a court or other Governmental Entity of competent jurisdiction in the United States, Mexico or in a jurisdiction set forth in Section 8.1(a) of the Torch Disclosure Letter shall be in effect, in each case having the effect of preventing the consummation of the Transactions or the Closing, declare unlawful the consummation of the Transactions or the Closing or cause the consummation of the Transactions or the Closing to be rescinded.

(b)          Governmental Approvals. (i) The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, (ii) the authorization or non-objection of COFECE and IFT under Mexico’s Antitrust Law shall have been obtained, (iii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or extended by the FCC, (iv) the IFT Approval under the Mexican Telecommunications Law shall have been obtained, (v) the approval or non-objection of the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector shall have been obtained (if filings with such committee are made in connection with the Transactions), (vi) the authorization of the Mexican Foreign Investment Commission under the Mexican Foreign Investment Law shall have been obtained, and (vii) the approvals or consents of any other Governmental Entities set forth in Section 8.1(b) of the Torch Disclosure Letter shall have been received and shall be in full force and effect.

(c)          Torch Shareholder Approval. The Torch Shareholder Approval shall have been obtained.

Section 8.2.          Additional Conditions to Obligations of United. The obligations of United to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by United on or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties of Torch. (i) The representations and warranties of Torch contained in Section 2.1(a) (other than the last sentence of Section 2.1(a)), Section 2.2(a), Section 2.2(b) (other than the last sentence of Section 2.2(b)), Section 2.3(a) and Section 2.18 shall be true and correct in all respects (other than inaccuracies that are not material), in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Torch contained in Section 2.6(b) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such date, and (iii) all other representations and warranties of Torch set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “ContentCo Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a ContentCo Material Adverse Effect.

(b)          Performance of Obligations. Torch shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date (it being understood that to the extent Torch has failed to (or to cause its Subsidiaries to) provide to United the Required Financial Statements as contemplated by Section 5.6(l) as of the Closing Date then such failure shall not constitute a breach of Section 5.6(l), but this condition shall not be satisfied until such date upon which Torch provides such Required Financial Statements that would be due if the Closing Date were to occur at such time).

(c)          No Torch Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Torch Material Adverse Effect that is continuing.

(d)          Closing Deliveries. United shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.3(c), Section 1.3(d) and Section 1.3(e)

(e)          OpCo Conversion. The OpCo Conversion shall have been completed.

Section 8.3.          Additional Conditions to Obligations of Torch. The obligations of Torch to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by Torch on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties of United. (i) The representations and warranties of United contained in Section 3.1(a) (other than the last sentence of Section 3.1(a)), Section 3.2(a), Section 3.2(b) (other than the last sentence of Section 3.2(b)), Section 3.3(a) and Section 3.22 shall be true and correct in all respects (other than inaccuracies that are not material), in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of United contained in Section 3.6(b) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such date, and (iii) all other representations and warranties of United set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “United Material Adverse Effect” set forth therein) has not had, individually or in the aggregate, a United Material Adverse Effect.

(b)          Performance of Obligations of United. United shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)          No United Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any United Material Adverse Effect that is continuing.

(d)         Closing Deliveries. Torch shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.3(b), Section 1.3(d) and Section 1.3(e).

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1.          Termination. This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of Torch and United;

(b)          by either Torch or United, by written notice to the other:

(i)           if the Closing shall not have occurred on or before the date that is the one (1)-year anniversary of the date of this Agreement (the “Termination Date”); provided, however, that if on the date that is the one-year anniversary of the date of this Agreement, the conditions to Closing set forth in any or all of Section 8.1(a), Section 8.1(b) or, solely with respect to the covenants and agreements set forth in Section 5.6(l), Section 8.2(b) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the Termination Date shall be automatically extended to the date that is the fifteen (15)-month anniversary of the date of this Agreement; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to (A) Torch, in the event that any breach by Torch of any obligation under this Agreement shall have been the primary cause of the failure of the Closing to occur on or before the Termination Date, or (B) United, in the event that any breach by United of any obligation under this Agreement shall have been the primary cause of the failure of the Closing to occur on or before the Termination Date; provided, further, in the event the Marketing Period has commenced but has not completed as of the time of the Termination Date, the Termination Date may be extended (or further extended following the initial Termination Date, but not more than the then remaining number of calendar days of the Marketing Period that have not yet been completed) by United in its sole discretion by providing written notice thereof to Torch at least one (1) Business Day prior to the Termination Date until four (4) Business Days after the then-scheduled expiration date of the Marketing Period; or

(ii)          if any Governmental Entity of competent jurisdiction has issued an Order permanently enjoining, restraining or otherwise preventing the consummation of the Transactions and such Order shall have become final and nonappealable; or

(c)          by United, if Torch shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.2(a), Section 8.2(b) or Section 8.2(c) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, Torch shall not have cured the breach or failure to perform within thirty (30) days following receipt by Torch of written notice of such breach or failure to perform from United (provided, that notwithstanding the foregoing, in the case the covenants and agreements set forth in Section 5.6(l), Torch shall be entitled to cure any breach or failure to perform at any time prior to the Termination Date); provided that United shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if United is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d)         by Torch, if United shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.3(a), Section 8.3(b) or Section 8.3(c) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, United shall not have cured the breach or failure to perform within thirty (30) days following receipt by United of written notice of such breach or failure to perform from Torch; provided that Torch shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Torch is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e)         by Torch, if the Torch Shareholder Approval shall not have been obtained at the meeting of shareholders (or any adjournment or postponement thereof, for purposes of ensuring a quorum) at which the Transactions were submitted for the approval by the shareholders of Torch; or

(f)          by Torch, if (i) the Marketing Period has ended and the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), (ii) Torch has irrevocably confirmed by notice to United that all conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 8.3 and (iii) the Closing shall not have been consummated on the third (3rd) Business Day following the delivery of such notice.

The Party seeking to terminate this Agreement pursuant to this Section 9.1 shall give written notice of such termination to the other Parties, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

Section 9.2.          Effect of Termination. In the event of termination of this Agreement by either Torch or United as provided in Section 9.1, then this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party (or any Related Party of Torch or United), other than (a) this Section 9.2 and Article X and the Confidentiality Agreement, all of which shall survive such termination, and (b) to the extent that such termination results from (i) an action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement (“Willful Breach”) or (ii) fraud.

Section 9.3.          Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of (a) United, (b) Torch, (c) to the extent amending any rights or obligations of Smoke or increasing any obligations or liabilities of Smoke, Smoke, (d) and, to the extent amending any rights or obligations of Flame or increasing any obligations or liabilities of Flame, Flame, and (e) and, to the extent amending any rights or obligations of Lava or increasing any obligations or liabilities of Lava, Lava. Notwithstanding anything to the contrary in this Agreement, (x) the provisions relating to the Debt Financing Source Related Parties set forth in this Section 9.3, Section 10.3, Section 10.4(b), Section 10.4(d), Section 10.9 and Section 10.14 may not be amended, waived or otherwise modified in a manner adverse to the Debt Financing Source Related Parties in any material respect without the prior written consent of the Debt Financing Sources that are party to the Debt Commitment Letter (to the extent the Debt Commitment Letter is then in effect) and (y) the provisions relating to the Equity Financing Sources Related Parties set forth in this Section 9.3, Section 10.4(b), Section 10.9 and Section 10.14 may not be amended, waived or otherwise modified in a manner adverse to the Equity Financing Source Related Parties in any material respect without the prior written consent of the Equity Financing Sources that are party to the Investment Agreement (to the extent the Investment Agreement is then in effect).

Section 9.4.          Extension; Waiver. At any time prior to the Closing Date, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Article X

MISCELLANEOUS

Section 10.1.      Survival. The Parties, intending to modify any applicable statute of limitations, agree that (1) other than with respect to Willful Breach or fraud, none of the covenants or other agreements and (2) none of the representations or warranties, in each case in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except to the extent those covenants and agreements contained herein and therein by their terms contemplate performance in whole or in part at or after the Closing, which shall survive in accordance with their respective terms.

Section 10.2.      Disclosure Letters. The inclusion of any information in the Torch Disclosure Letter or United Disclosure Letter will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Torch Disclosure Letter or United Disclosure Letter, as applicable, that such information or any similar information is required to be listed in such Torch Disclosure Letter or United Disclosure Letter, as applicable, or that such information or any similar information is material to any party or the conduct of the business of any Party. Disclosure in any section of the Torch Disclosure Letter or United Disclosure Letter, as applicable, shall be deemed to be disclosed with respect to any other section of this Agreement only to the extent that it is reasonably apparent on its face that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto.

Section 10.3.      Successors and Assigns. Except after the Closing as expressly provided in Section 5.21(f), no party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that United may collaterally assign, without Torch’s or any other Parties’ consent, any or all of United’s rights and obligations hereunder to any Debt Financing Source in connection with the Debt Financing, and any such Debt Financing Source may exercise all of the rights and remedies of United hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Commitment Letter, provided that no such assignment shall relieve United of its obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto; provided, further, that if all of the holders of capital stock of United exchange their shares of such capital stock for equivalent capital stock of another entity of which United becomes a wholly-owned Subsidiary, then all references to “United” herein shall thereafter be deemed to refer to such other entity.

Section 10.4.      Governing Law; Jurisdiction; Specific Performance.

(a)    This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably submits to, and agrees that, except with respect to any alterative arrangement provided by Section 5.18, any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any of the other parties hereto or their respective successors or assigns shall be brought and determined exclusively in, the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, any state or federal court within the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the courts set forth in this paragraph and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than such courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Torch and United agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 10.7; provided that nothing herein shall affect the right of any party to serve legal process in any other matter permitted by Law.

(b)          EACH PARTY HEREBY ON BEHALF OF ITSELF AND ITS SUBSIDIARIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING WITH RESPECT TO THE DEBT FINANCING AND THE EQUITY FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(B).

(c)    The parties agree that irreparable damage would occur if this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that, subject to this Section 10.4(c), the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 10.4(a), this being in addition to any other remedy to which any party is entitled at Law or in equity, subject to the terms, limitations and conditions in this Agreement. The right to specific enforcement shall include the right of Torch to cause (i) the other Parties to cause the Transactions to be consummated on the terms and subject to the conditions and limitations set forth in this Agreement and (ii) United to enforce the terms of the Investment Agreement (including by taking enforcement action, including seeking specific performance, to cause the Equity Financing Sources to fund the Equity Financing) and the Debt Commitment Letter. The parties hereto further agree (A) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy and (B) not to assert that a remedy of specific enforcement pursuant to this Section 10.4(c) is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy. The parties acknowledge and agree that this Section 10.4(c) is an integral part of the Transactions and without that right, the parties hereto would not have entered into this Agreement.

(d)          Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any legal proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Source Related Parties arising out of, or relating to, the Merger, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto will be brought in and subject to the exclusive jurisdiction of the Supreme Court of the State of New York, county of New York sitting in the Borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such legal proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court; and (v) any such legal proceeding will be governed by, construed in accordance with and enforced under the laws of the State of New York (except as otherwise specified in the Debt Commitment Letter).

Section 10.5.      Expenses. All fees and expenses incurred in connection with the Transactions, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions, shall be the obligation of the respective party incurring such fees and expenses; provided, that solely in the event the Closing occurs, (a) United shall bear and pay all Transaction Expenses, and to the extent that any Transaction Expenses are paid by Torch or any of its Subsidiaries, shall reimburse Torch promptly upon submission of invoices therefor, and (b) notwithstanding the foregoing, to the extent not paid prior to the Closing, Torch shall bear and pay any bonuses or similar forms of compensation payable in connection with the Transactions pursuant to any change in control or similar obligation pursuant to any ContentCo Benefit Plan in effect prior to the Closing (for the avoidance of doubt, excluding any amounts contemplated by clause (b) of the definition of Transaction Expenses that are, in part or in whole, conditioned on continued service with United or any ContentCo Entity after the Closing and entered into in consultation with United) and, to the extent that any such amount is paid by United or any of its Subsidiaries after the Closing, Torch shall reimburse United promptly upon submission of invoices therefor.

Section 10.6.      Severability; Construction.

(a)          In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, all of the other provisions of this Agreement shall remain in full force and effect, with no effect on the validity or enforceability of such other provisions. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

(b)          The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.

Section 10.7.      Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to each of the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the Party for whom it is intended, (b) by an internationally recognized overnight courier service upon the Party for whom it is intended or (c) sent by e-mail, provided that a hard copy is also sent in accordance with the delivery methods set forth in clause (a) or (b) of this Section 10.7:

If to Torch:

Av. Vasco de Quiroga 2000
Edificio “A” Cuarto Piso
Colonia Santa Fe
Mexico City, Mexico
01210

E-mail:            labustoso@televisa.com.mx

cferreiro@televisa.com.mx
amartinezb@televisa.com.mx

Attention:     Alejandro Bustos Olivares

        Carlos Ferreiro Rivas

Armando J. Martinez-Benitez

Copy to (such copy not to constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

E-mail:          jrcammaker@wlrk.com

mastagliano@wlrk.com

Attention:     Joshua R. Cammaker

Mark A. Stagliano

If to United:

Univision Holdings, Inc.
8551 NW 30th Terrace
Miami, FL 33122
E-mail:          wdavis@univision.net

atenbrink@univision.net

gdryfoos@univision.net

Attention:     Wade Davis

Amy Tenbrink

Glenn Dryfoos

Copy to (such copy not to constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Sixth Avenue
New York, NY 10019
E-mail:          tzeitzer@paulweiss.com

jrosenberg@paulweiss.com

Attention:     Taurie Zeitzer

Justin Rosenberg

If to Smoke:

Searchlight III UTD GP, LLC
c/o Searchlight Capital Partners, LP
745 Fifth Avenue – 27th Floor
New York, NY 10151
E-mail:          afrey@searchlightcap.com

areiss@searchlightcap.com

nnurmohamed@searchlightcap.com

Attention:     Andrew Frey

Adam Reiss

Nadir Nurmohamed

If to Flame:

ForgeLight Univision Holdings LLC
8551 NW 30th Terrace
Miami, FL 33122
E-mail:                wdavis@forgelight.com

Attention:            Wade Davis

If to Lava:

Liberty Global Ventures Limited
Griffin House
161 Hammersmith Road
London W6 8BS, United Kingdom
E-mail:                asalvato@libertyglobal.com

      LegalUS@libertyglobal.com

Attention:            Andrea Salvato

Any party may change its address for the purpose of this Section 10.7 by giving the other party written notice of its new address in the manner set forth above. Any notice, request, instruction or other communication or document given as provided above shall be deemed given to the receiving party (i) upon actual receipt, if delivered personally, (ii) on the second (2nd) Business Day after deposit with an overnight courier, if sent by an overnight courier, or (iii) upon confirmation of successful transmission if sent by email. Copies to outside counsel are for convenience only.

Section 10.8.      Entire Agreement. This Agreement, the other Transaction Documents, and the Confidentiality Agreement (which Confidentiality Agreement, for the avoidance of doubt, shall survive the Closing or any termination of this Agreement), and the annexes, attachments, exhibits and schedules hereto (including, for clarity, the Torch Disclosure Letter and United Disclosure Letter) and thereto contain the entire understanding among the parties hereto with respect to the matters contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such matters.

Section 10.9.      Third-Party Beneficiaries. Except for Section 5.5, this Section 10.9, Section 10.12 and Section 10.13, nothing in this Agreement is intended to confer, or does confer, any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto, it being understood that (a) the persons released pursuant to Section 10.13 shall have the right to enforce their respective rights under Section 10.13, (b) from and after the Closing, the Indemnified Persons shall be third-party beneficiaries of the provisions of Section 5.5 and shall have the right to enforce their respective rights thereunder, (c) each Debt Financing Source Related Party shall be an express third-party beneficiary with respect to Section 9.2, Section 9.3, Section 10.3, Section 10.4(b), Section 10.4(d), this Section 10.9 and Section 10.14, and (d) each Equity Financing Source Related Party shall be an express third-party beneficiary with respect to Section 9.2, Section 9.3, Section 10.4(b), this Section 10.9 and Section 10.15.

Section 10.10.  Section and Paragraph Headings; Interpretation. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. A reference in this Agreement to “$” or “dollars” is to U.S. dollars and a reference in this Agreement to “Mex$” is to Mexican pesos. For purposes of determining the U.S. dollar equivalent of any amounts in Mexican pesos, the parties shall use the applicable foreign exchange rate as published by the Bank of Mexico (Banco de México) in the Federal Official Gazette (Diario Oficial de la Federación) on the day before payment is made. For purposes of determining the U.S. dollar equivalent of any amounts in another currency, the parties shall use the applicable foreign exchange rate as published by The Wall Street Journal on the date of payment. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). All references herein as to any time of day shall be the time of day in New York, New York unless otherwise specified. Unless the context of this Agreement clearly requires otherwise, words imparting the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation”. The words “hereof”, “hereby”, “herein”, “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. The word “or” is not exclusive, unless the context otherwise requires. Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof. Each reference to a “wholly-owned Subsidiary” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person. Each reference to “made available” (or words of similar import), with respect to any document or item, shall mean such document or item provided directly to a Party or made available to (and viewable by) a Party in an electronic data room to which such Party was provided access on or before the day immediately prior to the date of this Agreement.

Section 10.11.  Counterparts. This Agreement may be executed in counterparts (including by facsimile, “.pdf” files or other electronic transmission), each of which shall be deemed an original, but all of which when taken together shall constitute the same instrument.

Section 10.12.  Legal Representation.

(a)          Each of the Parties acknowledges and agrees that Existing Counsel may have acted as counsel for Torch, each ContentCo Entity and/or their respective Affiliates in connection with this Agreement and the Transactions (the “Transactions Engagement”).

(b)          Each of the Parties acknowledges and agrees that all confidential communications between Torch, each ContentCo Entity and/or their respective Affiliates, on the one hand, and Existing Counsel, on the other hand, in the course of the Transactions Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to Torch and their Affiliates (excluding the ContentCo Group), and not United or any of its Subsidiaries, and shall not pass to or be claimed, held, or used by United or any of its Subsidiaries upon or after the Closing. Accordingly, United shall not have access to any such communications, or to the files of Existing Counsel relating to the Transactions Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Existing Counsel in respect of the Transactions Engagement constitute property of the client, only Torch and their Affiliates (excluding the ContentCo Group) shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to United or any of its Subsidiaries by reason of any attorney-client relationship between Existing Counsel and United or any of its Subsidiaries or otherwise. If and to the extent that, at any time subsequent to Closing, United or any of its Affiliates (including after the Closing, the ContentCo Group) shall have the right to assert or waive any attorney-client privilege with respect to any communication between any ContentCo Entity or their respective Affiliates and Existing Counsel that occurred at any time prior to the Closing, United, on behalf of itself and its Affiliates (including after the Closing, the ContentCo Group) shall be entitled to waive such privilege only with the prior written consent of Torch (not to be unreasonably withheld, delayed or conditioned).

(c)          Each of the Parties acknowledges and agrees that Existing Counsel may continue to represent Torch or its respective Affiliates in future matters. Accordingly, United, on behalf of itself and its Affiliates (including after the Closing, the ContentCo Group), expressly: (i) consents to Existing Counsel’s representation of Torch and its Affiliates in any matter, including any post-Closing matter in which the interests of United or its Affiliates (including after the Closing, the ContentCo Group), on the one hand, and Torch or its Affiliates, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised Torch or its Affiliates; and (ii) consents to the disclosure by Existing Counsel to Torch or its Affiliates of any information learned by Existing Counsel in the course of its representation of Torch, the ContentCo Entities and/or their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Existing Counsel’s duty of confidentiality.

(d)          United, on behalf of itself and its Affiliates (including after the Closing, the ContentCo Group) further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against Existing Counsel in respect of legal services provided to Torch or any of its Subsidiaries by Existing Counsel in connection with the Transactions Engagement.

(e)          Upon and after the Closing, each ContentCo Entity shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by United or a ContentCo Entity to represent such company after the Closing. Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(f)          The Parties consent to the arrangements in this Section 10.12 and agree to take, and to cause their Affiliates to take, all steps necessary to implement the intent of this Section 10.12 and not to take or cause their Affiliates to take positions contrary to the intent of this Section 10.12. Each Party further agrees that each Existing Counsel is a third-party beneficiary of this Section 10.12.

Section 10.13.  Non-Recourse. Subject to the penultimate sentence of this Section 10.13, each Party agrees, on behalf of itself and its Related Parties, that all Proceedings, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to: (A) this Agreement or any Transaction Document or the transactions contemplated hereby or thereby, (B) the negotiation, execution or performance of this Agreement or any Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or such Transaction Document), (C) any breach or violation of this Agreement or any Transaction Document, and (D) any failure of the transactions contemplated hereunder or under any Transaction Document to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement or, in the case of a Transaction Document, the Persons that are expressly named as parties thereof, and, in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Document, as applicable. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement or any Transaction Document or otherwise to the contrary, but subject to the penultimate sentence of this Section 10.13, each Party covenants, agrees and acknowledges, on behalf of itself and its respective Related Parties, that no recourse under this Agreement or any Transaction Document or in connection with any Transactions (or transactions contemplated by the Transaction Documents) shall be sought or had against any other Person, and no other Person shall have any liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D), in each case, except for claims that the a Party may assert (i) against any Person that is party to, and solely pursuant to the terms and conditions of, an applicable Transaction Document or (ii) against a Party solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding the foregoing, nothing in this Section 10.13, shall be deemed to relieve any Subsidiary of Torch or United of any obligations it may have pursuant to the express terms of any Transaction Document and nothing in this Section 10.13 shall be deemed to relieve Torch or United of any obligations it may have in respect of any of its respective Subsidiaries pursuant to the express terms of this Agreement or any Transaction Document. Notwithstanding anything to the contrary herein, in any Transaction Document or otherwise, with respect to each Party, no Related Party of such Person shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement or any Transaction Document or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.

Section 10.14.  No Recourse Against Debt Financing Source Related Parties. Notwithstanding anything in this Agreement to the contrary, neither Torch nor any of its Affiliates will have any rights or claims (whether in tort, contract or otherwise) against any of the Debt Financing Source Related Parties in connection with this Agreement or the Debt Financing and no Debt Financing Source Related Parties shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or by the Debt Financing. For the avoidance of doubt, nothing in this Section 10.14 shall in any way limit or qualify the rights and obligations of the Debt Financing Sources and the other parties to the Debt Commitment Letter (or the definitive documents entered into pursuant thereto) to each other thereunder or in connection therewith.

Section 10.15.  No Recourse Against Equity Financing Source Related Parties. Notwithstanding anything in this Agreement to the contrary, but subject to the last sentence of this Section 10.15 neither Torch, Smoke nor any of their respective Affiliates will have any rights or claims (whether in tort, contract or otherwise) against any of the Equity Financing Source Related Parties in connection with this Agreement or the Equity Financing and no Equity Financing Source Related Parties shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or by the Equity Financing. Notwithstanding the foregoing, nothing in this Section 10.15 shall in any way limit or qualify the rights and obligations of the Equity Financing Sources, the Equity Financing Source Related Parties and the other parties to the Investment Agreement (or the definitive documents entered into pursuant thereto) or the equity commitment letters and any related guarantees contemplated thereby to each other thereunder or in connection therewith.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

GRUPO TELEVISA, S.A.B.

By:	/s/ Alfonso de Angoitia Noriega
Name: Alfonso de Angoitia Noriega
Title: Co-Chief Executive Officer

By:	/s/ Bernardo Gomez Martinez
Name: Bernardo Gomez Martinez
Title: Co-Chief Executive Officer

[Signature Page to Transaction Agreement]

UNIVISION HOLDINGS, INC.

By:	/s/ Wade Davis
Name: Wade Davis
Title: Chief Executive Officer

[Signature Page to Transaction Agreement]

SEARCHLIGHT III UTD GP, LLC

By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer
Title: Authorized Person

[Signature Page to Transaction Agreement]

FORGELIGHT UNIVISION HOLDINGS LLC

By:	ForgeLight (United) Investors, LLC, its member

By:	ForgeLight (United) Investors MM, LLC, its managing member

By:	/s/ Wade Davis
	Name:	Wade C. Davis
	Title:	Chief Executive Officer

[Signature Page to Transaction Agreement]

LIBERTY GLOBAL VENTURES LIMITED

By:	/s/ Andrea Salvato
Name: Andrea Salvato
Title: Director

[Signature Page to Transaction Agreement]

Annex A

Certain Definitions

For the purposes of this Agreement, the term:

“Adjustment Amount” means an amount (which may be positive or negative) equal to the Cash Consideration less the Closing Consideration.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, however, that with respect to (a) United, “Affiliate” means any Person that is controlled, directly or indirectly, by United and (b) Torch, “Affiliate” means any Person that is controlled, directly or indirectly, by Torch, and expressly excludes United and its Affiliates. As used herein, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.

“Allied and Ancillary Rights” means all merchandising rights, publishing rights (print and electronic, but excluding Torch’s current magazine publishing business), novelization rights, subsequent production rights, remake rights, sequel rights, serialization rights, commercial tie-ins, co-promotions, soundtrack rights, game rights, music publishing rights, grand and dramatic rights, interactive media rights, multi-media rights, ice show rights, podcast rights, radio rights, and theme park (or other “themed” or location-based attraction) rights, in each case (a) to the extent acquired or obtained by Torch or its Subsidiaries together with the Audio-Visual Content to which such rights relate, (b) if such rights are not primarily related to or primarily used by the Excluded Business and not included in the Excluded Assets and Liabilities (provided, for the avoidance of doubt, that any rights otherwise included in this definition relating to the Club América soccer team are expressly excluded from the Allied and Ancillary Rights), and (c) subject to the limitations, expirations, obligations, and restrictions applicable to such rights pursuant to their terms or the terms upon which they were acquired or obtained.

“Audio-Visual Content” means all forms of moving images with accompanying sound, including without limitation soap-operas, novelas, musicals, variety shows, situation comedies, game shows, children’s shows, news shows, cultural and educational programs, sports programs, sporting events, reality shows, movies, political conventions, election coverage, parades, pageants, fashion shows, “how-to” and other informational programs, interviews, animation and demonstrative content.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the United Mexican States or the State of Delaware or is a day on which banking institutions located in the United Mexican States or the State of Delaware are authorized or required by applicable Law or other governmental action to close.

“Carriage Agreement” means each retransmission, distribution or other Contract consenting to the retransmission of, granting rights with respect to or otherwise licensing any content (e.g., any local broadcast television stations, any linear networks or services, any video-on-demand or other content), including all amendments (including, without limitation, any accepted most-favored nations offers or settlements), side letters or other Contracts relating thereto or associated therewith (including, without limitation, any Contracts with respect to the provision of marketing, purchasing of advertising, provision of advertising credit, provision or purchasing of data, or expenditures on content acquisition).

“Cash Consideration” means the sum of (a) ContentCo Working Capital, less (b) the ContentCo Target Working Capital, plus (c) ContentCo Cash, less (d) the absolute value of ContentCo Indebtedness. For the avoidance of doubt, the result of the sum of the foregoing clauses (a) and (b) shall be the sum of the ContentCo Working Capital plus the absolute value of the ContentCo Target Working Capital. Illustrative Adjustment Amount and Working Capital calculations are attached as Annex C hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“COFECE” means the Federal Economic Competition Commission (Comisión Federal de Competencia Económica) of Mexico or any Governmental Authority that is its successor.

“Collective Bargaining Agreement” means any written Contract between an employer and any labor union, trade union agreement or foreign works council contract or arrangement.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact regarding the ContentCo Group and the ContentCo Business or omit to state any material fact regarding the ContentCo Group and the ContentCo Business necessary in order to make such Required Information not misleading in light of the circumstances under which such statements were made, and (b) the financial statements included in such Required Information would not be deemed stale under customary practices for offerings and private placements of 144A Debt Securities and are sufficient to permit Torch’s independent accountants to issue customary comfort letters to the Debt Financing Sources to the extent required as part of the Debt Financing, including as to customary negative assurances, in order to consummate any offering of such debt on any day during the Marketing Period.

“Confidentiality Agreement” means the non-disclosure agreement, dated as of November 11, 2020, between Torch and Searchlight Capital Partners, L.P., as modified by that certain joinder agreement, dated February 22, 2021, between United and Searchlight Capital Partners, L.P.

“ContentCo Balance Sheet Date” means September 30, 2020.

“ContentCo Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other compensation or employee benefit plans, policies, programs, agreements or arrangements, excluding any Multiemployer Plans, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case, sponsored, maintained, contributed to or required to be contributed to by any ContentCo Entity or under which any ContentCo Entity has any current or potential liability, in all cases, excluding plans, programs or arrangements sponsored by any Governmental Entity.

“ContentCo Business Employee” means each employee or consultant of Torch or its Subsidiaries who is primarily engaged in the ContentCo Business and employed by any ContentCo Entity.

“ContentCo Cash” means, without duplication, and as determined in accordance with the Transaction Accounting Principles as of the close of business on the day before the Closing Date, the sum of the following of the ContentCo Group, on a combined basis: (a) all amounts of cash and bank deposits and all amounts of issued and uncleared checks, wire transfers, and drafts written or made for the account of the ContentCo Group; (b) all short-term securities convertible into cash with an original maturity of no more than three (3) months; (c) amounts of all receivables (other than any receivables included in ContentCo Working Capital) from Torch or any of its Subsidiaries or Affiliates, on the one hand, to any ContentCo Entity, on the other hand, to the extent not settled pursuant to Section 5.16; and (d) the World Cup Adjustment Amount (which, in the case of this clause (d), for the avoidance of doubt, may be a positive or negative number); provided, that, ContentCo Cash shall not include (i) any assets included in ContentCo Working Capital, (ii) fifty percent (50%) of any Restricted Cash, (iii) any amounts of issued and uncleared checks, wire transfers and drafts written or made from the accounts of the ContentCo Group, (iv) any Asset Sale Consideration received by any member of the ContentCo Group that has not been distributed to Torch or one or more Subsidiaries (other than a member of the ContentCo Group) in accordance with, and subject to the limitations set forth in, Section 4.1(b)(v), or (v) for the avoidance of doubt, amounts received by OpCo pursuant to Section 1.2(c) in satisfaction of the CLA Payable.

“ContentCo Financial Statements” means the unaudited carve-out combined balance sheet of the ContentCo business of the Torch group as of December 31, 2018, December 31, 2019, and September 30, 2020, and the related carve-out combined statements of income for each of the two (2) years ended December 31, 2018 and 2019 and the nine (9)-month period ended September 30, 2020, and the related notes to the consolidated financial statements.

“ContentCo Indebtedness” means, with respect to the ContentCo Group, without duplication, and as determined in accordance with the Transaction Accounting Principles as of the close of business on the day before the Closing Date: (a) all indebtedness for borrowed money from financial institutions including overdraft, obligations evidenced by a note, bond, debenture or similar instrument and the assignment of receivables for financing purposes; (b) obligations with respect to interest-rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed to any ContentCo Entity thereunder); (c) all prepayment penalties, breakage and redemption costs and costs triggered by the execution of this Agreement or consummation of the transactions contemplated hereby, and the early repayment penalties related to the repayment and termination of the banking facilities of any ContentCo Entity, if any; (d) any amounts for the deferred purchase price of goods and services which remain unpaid as of the Closing, including any unpaid earn out liabilities associated with past acquisitions; (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by any ContentCo Entity; (f) amounts of all payables (other than any payables included in ContentCo Working Capital) from any ContentCo Entity, on the one hand, to Torch or any of its Subsidiaries or Affiliates, on the other hand, to the extent not settled pursuant to Section 5.16 other than payables to be settled pursuant to the OpCo Payable Settlement; (g) any Pre-Closing Income Taxes unpaid as of the Closing Date; (h) all accrued interest related to the items listed in clauses (a) through (g) of this definition; (i) all obligations of the type referred to in clauses (a) through (e), (g) and (h) of other Persons for the payment of which any ContentCo Entity is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations; (j) any unfunded or underfunded liabilities with respect to any pension and other similar post-employment benefit obligations under any ContentCo Benefit Plan, in each case to the extent such benefit obligations are vested as of the Closing; and (k) all unpaid amounts contemplated by clause (a) of the definition of Transaction Expenses in excess of the Expense Cap to the extent liabilities of a ContentCo Entity. For the avoidance of doubt, ContentCo Indebtedness shall not include (i) any indebtedness in respect of leases or lease back arrangements (other than in respect of capital lease arrangements of any ContentCo Entity, which indebtedness shall be included in ContentCo Indebtedness, except for the leases in respect of the facilities and properties at Chapultepec and San Angel, which shall not be included in ContentCo Indebtedness), (ii) any financial obligations under letters of credit, performance bonds or other financial instruments, except in each case to the extent any ContentCo Entity has drawn or borrowed money thereunder, (iii) any liabilities included in ContentCo Working Capital, (iv) other than as otherwise set forth in clause (g), liabilities, accruals or provisions in respect of or relating to any Taxes, (v) any indebtedness from which any ContentCo Entity is released prior to or at the Closing, (vi) other than as otherwise set forth in clause (k), any Transaction Expenses and (vii) for the avoidance of doubt, amounts payable by OpCo as a dividend or capital reduction pursuant to Section 1.2(c).

“ContentCo IP Licenses” means all licenses, sublicenses and other agreements (excluding (a) Carriage Agreements with Distributors, (b) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for uncustomized or minimally configured software that is commercially available to the public, and (c) non-exclusive licenses to ContentCo Owned IP granted to customers, partners and distributors in the ordinary course of business consistent with past practice), by which a ContentCo Entity grants rights to ContentCo Owned IP or by which any ContentCo Entity is granted rights to Intellectual Property, in each case that is primarily used or primarily held for use in the ContentCo Business.

“ContentCo Licensed-Back IP” means the Trade Secrets and Copyrights included in the ContentCo Owned IP and the Purchased Rights that are practiced, used or exploited by, or absent a license thereto or ownership thereof, would be infringed by, the Excluded Business as of the Closing Date.

“ContentCo Licensed Programming” means any material Intellectual Property related to television programming that is primarily used or primarily held for use in the ContentCo Business (including the ContentCo Licensed Media Properties) to or under which a ContentCo Entity is exclusively licensed or is otherwise exclusively authorized to practice.

“ContentCo Materials” means the materials (including Audio-Visual Content and certain audio content ancillary thereto, and advertising inventory associated with such Audio-Visual Content) and know-how in the form known or used by an employee of any ContentCo Entity, in each case, to the extent used in the ContentCo Business as of the Closing Date.

“ContentCo Material Adverse Effect” means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) has had or would reasonably be expected to have a materially adverse effect on the business, results of operations or financial condition of the ContentCo Business, taken as a whole; provided, however, that a ContentCo Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts resulting from or arising out of (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States, Mexico or any other jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which the ContentCo Business operates (including Pandemic Measures), (iii) any change after the date hereof in applicable Law or IFRS (or authoritative interpretation of any of the foregoing), (iv) the announcement of this Agreement or any of the Transactions or the terms hereof or the consummation of any of the Transactions, including the impact thereof on the relationships of the ContentCo Business with customers, suppliers, distributors, partners, officers or employees, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, epidemics, Pandemics or other natural disasters, (vii) any failure, in and of itself, by any ContentCo Entity to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a ContentCo Material Adverse Effect to the extent not otherwise excluded hereunder) or (viii) any change, in and of itself, in the market price or trading volume of the securities of any ContentCo Entity (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a ContentCo Material Adverse Effect to the extent not otherwise excluded hereunder), except, in the case of the foregoing clauses (i), (ii), (iii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects the ContentCo Business in a disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries, businesses, or segments thereof, in which the ContentCo Business operates, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a ContentCo Material Adverse Effect; provided, further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to ContentCo Material Adverse Effect in the representations and warranties set forth in Section 2.3(b), and, to the extent related to Section 2.3(b), the condition set forth in Section 8.2(a); or (b) would or would reasonably be expected to prevent or materially delay or impair the ability of Torch to perform its obligations under this Agreement or to consummate the Transactions in accordance with this Agreement.

“ContentCo Owned IP” means all Intellectual Property owned by the ContentCo Group (including the ContentCo Registered IP and social media account identifiers owned by the ContentCo Group); provided, that ContentCo Owned IP shall not include the Intellectual Property set forth on Annex A-2 of the Torch Disclosure Letter.

“ContentCo Registered IP” means all U.S., Mexican and other patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and copyright registrations and applications, in each case owned by the ContentCo Group.

“ContentCo Target Working Capital” means, if ContentCo Working Capital is (i) less than negative three hundred sixty six million, nine hundred sixty seventy thousand, five hundred seventy one Mexican pesos (-Mex$366,967,571) (the “ContentCo Target Working Capital Minimum”), the ContentCo Target Working Capital Minimum, (ii) greater than negative one hundred twenty two million, three hundred twenty two thousand, five hundred twenty four Mexican pesos (-Mex$122,322,524) (the “ContentCo Target Working Capital Maximum”), the ContentCo Target Working Capital Maximum, and (iii) greater than or equal to the ContentCo Target Working Capital Minimum and less than or equal to the ContentCo Target Working Capital Maximum, an amount equal to ContentCo Working Capital.

“ContentCo Working Capital” means, without duplication, and as determined in accordance with the Transaction Accounting Principles as of the close of business on the day before the Closing Date, the sum of the line items identified as Current Assets on Annex C, less the sum of the line items identified as Current Liabilities on Annex C, in each case excluding the items identified as Excluded Balance Accounts on Annex C; provided, that, for the avoidance of doubt and notwithstanding anything elsewhere herein to the contrary, ContentCo Working Capital shall not include (a) any assets included in ContentCo Cash; (b) any liabilities included in ContentCo Indebtedness; (c) any intercompany balances solely among ContentCo Entities; (d) any (current or deferred) income Tax assets or any (current or deferred) income Tax liabilities, and which shall include all current non-income Tax assets and current non-income Tax liabilities or (e) any liabilities included in Transaction Expenses.

“Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, sublicense, binding instrument, guarantee, binding commitment, contract or other agreement (excluding any ContentCo Benefit Plans or United Benefit Plans), whether oral or written.

“Damages” means and includes any loss, damage, claim, demand, settlement, judgment, award, liability, deficiency, action, obligation, fine or penalty, fee (including reasonable and documented legal fees), charge, expense or cost and any interest thereon.

“Debt Financing Sources” means the agents, arrangers, lenders, underwriters, commitment parties, initial purchasers, managers and other entities party to the Debt Commitment Letter that have committed to provide or arrange the Debt Financing, and the parties to any joinder agreement, credit agreement, note purchase agreement or similar documentation entered into pursuant or relating to the Debt Commitment Letter (including any other definitive agreements executed in connection with the Debt Commitment Letter) and their respective successors and assigns.

“Debt Financing Source Related Parties” means the Debt Financing Sources, their Affiliates and their and their Affiliates’ respective Representatives, and their respective successors and assigns.

“Distributor” means each third party that retransmits, distributes or otherwise makes available content to subscribers or other customers, regardless of delivery method, and each of such third party’s Affiliates.

“Environmental Laws” means all Laws or administrative or judicial interpretation thereof, including any order, relating to pollution, the protection, investigation or restoration of the environment, health and safety or natural resources or the protection of human health and safety (including those relating to the use, handling, transportation, storage, disposal, discharge of, or exposure to Hazardous Materials).

“Equity Financing Source Related Parties” means the Equity Financing Sources, their Affiliates and their and their Affiliates’ respective Representatives, and their respective successors and assigns.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Assets and Liabilities” means (a) the products and services to be provided to the ContentCo Group pursuant to the Ancillary Agreements and (b) the assets and liabilities set forth on Annex B-1 of the Torch Disclosure Letter.

“Existing Counsel” means Wachtell, Lipton, Rosen & Katz; Mijares, Angoitia, Cortés y Fuentes S.C.; and Pillsbury Winthrop Shaw Pittman LLP.

“Expense Cap” means an amount equal to the aggregate fees and expenses of the accountants, bankers, financial advisors, consultants and other advisors and service providers incurred by United and its Subsidiaries in connection with the preparation, negotiation and execution of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby or thereby, including those advisors and service providers set forth on Annex A-2 of United Disclosure Letter; provided, that with respect to the service provider listed in Item 1 of Annex A-2 of United Disclosure Letter (and the specified services set forth therein), only the fees and expenses incurred by United and its Subsidiaries through the date of this Agreement (which such fees and expenses are set forth in such Annex A-2) shall count toward the Expense Cap; and provided, further that the following fees and expenses shall not be taken into account when determining the Expense Cap: (a) fees and expenses incurred by United or any of its Subsidiaries in connection with the Debt Financing and (b) fees and expenses owed to any consultants or third party Representatives engaged by the Interim Committee in connection with the processes set forth in Section 5.18(b).

“FCC” means the U.S. Federal Communications Commission.

“FCC Applications” means those applications, requests for waivers and petitions for declaratory ruling (if any) required to be filed with the FCC to obtain the approvals, waivers and declaratory rulings of the FCC pursuant to the U.S. Communications Laws necessary to consummate the Transactions, including, pursuant to 47 C.F.R. § 1.5001(i)(1), any requests for specific FCC approval of a foreign individual or entity that holds or will hold, directly and/or indirectly, an equity and/or voting interest in the Company.

“FCC Consent” means the grant by the FCC of the FCC Applications (if any FCC Applications are filed), regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court, tribunal or judicial body or arbitral body or arbitrator.

“FCC Licenses” means the FCC licenses, permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the United Stations, or otherwise granted to or held by United or any of its Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied throughout the periods involved.

“Government Official” means any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, any government-owned or -controlled entity or any public international organization.

“Governmental Entity” means any (a) supranational, national, federal, state, county, municipal or local government, any entity owned or controlled by any of the foregoing, or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to any such government, or (b) agency, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clause (a) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Materials” means any substance, material or waste that is regulated, characterized or otherwise classified as “hazardous,” “toxic,” a “pollutant,” a “contaminant” or words of similar meaning and regulatory effect pursuant to any Environmental Law, including petroleum and its by-products.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means international financial reporting standards, as in effect from time to time, consistently applied throughout the periods involved.

“IFT” means the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones) of Mexico or any Governmental Authority that is its successor.

“IFT Approval” means the approval of the Transaction from the IFT under the Mexican Telecommunications Law.

“Included Assets and Liabilities” means the assets and liabilities set forth on Annex B-2 of the Torch Disclosure Letter.

“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness or other obligations for borrowed money, whether secured or unsecured and all obligations evidenced by notes, bonds, debentures or similar instruments, (b) all obligations of under acceptance, surety bond, letter of credit or similar facilities and all obligations under any performance bond, but in each case only to the extent drawn, (c) obligations for deferred purchase price of property or services (other than current accounts payable to trade creditors and accrued expenses incurred in the ordinary course of business consistent with past practice), and (d) guaranties of or Liens on property securing indebtedness of a type referred to in clauses (a) through (c) above of other Persons.

“Information Technology” means any computers, hardware, Software, applications, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation, reference and resource materials.

“Insurance Policies” means all-risk property and casualty, general liability, business interruption and product liability insurance policies.

“Intellectual Property” means, collectively, all U.S., Mexican and other intellectual property, and all right, title and interest in such intellectual property, including: (i) trademarks, service marks, brand names, certification marks, collective marks, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications, registrations and renewals of the foregoing, and all goodwill associated therewith and symbolized with the foregoing (collectively, “Trademarks”); (ii) all patents, patent applications, and invention disclosures, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs; (iii) trade secrets and related confidential and proprietary know-how (including all confidential and proprietary ideas, concepts, research and development, plans, proposals and processes), schematics, business methods, formulae, data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists, supplier lists, inventions, discoveries and improvements thereto, whether patentable or not, in each case, to the extent confidential, and all other confidential information and proprietary information (“Trade Secrets”); (iv) published and unpublished copyrightable works of authorship in any media (including rights in Software, data, databases and other compilations of information as a work of authorship), mask works, copyrights in and to the foregoing, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof and all derivative, compilation and ancillary rights of every kind, related to copyrights (“Copyrights”); (v) Internet domain names; (vi) social media accounts; and (vii) moral rights and rights of publicity.

“Investment Agreement” means that certain Investment Agreement, dated as of the date hereof, by and among United and the other parties thereto, relating to the purchase by such parties pursuant to the terms and provisions thereof of Series C Preferred Stock to be issued by United in connection with the Transactions.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual knowledge of (a) with respect to United, the Persons set forth on Annex A-1 of United Disclosure Letter, or (b) with respect to Torch, the Persons set forth on Annex A-1 of Torch Disclosure Letter.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Lien” means any mortgage, pledge, security interest, fideicomiso, guarantee, option, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, adverse right, prior assignment or hypothecation or other similar restriction of any nature.

“Major U.S. Distributor” means a material Distributor (it being understood and agreed that, for purposes of the foregoing, “material” means any Distributor that (i) is a party to one or more Carriage Agreement(s) with United or any of its Subsidiaries, and (ii) based on information available to United as of December 2019, is one of the top seven (7) Distributors of United and its Subsidiaries measured by total aggregate distribution-related revenues with respect to the last three (3) fiscal years prior to the date of this Agreement.

“Market” means (i) in the case of a television broadcast station, the designated market area of such station as defined by Nielsen Media Research, or (ii) in the case of a radio broadcast station, the Nielsen Audio market of such station as defined by Nielsen Media Research.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement and throughout which and at the end of which United has the Required Information and the Required Information is Compliant (it being understood and agreed that if Torch in good faith and reasonably believes that it has provided the Required Information and the Required Information is Compliant, it may deliver to United a written notice to that effect (stating when it believes the Required Information was delivered), in which case Torch shall be deemed to have delivered the Required Information to United on the date specified in that notice and the Required Information shall be deemed to be Compliant (“Deemed Compliance”) unless United in good faith and reasonably believes that Torch has not completed delivery of the Required Information or the Required Information is not Compliant and, within four (4) Business Days after its receipt of such notice from Torch, United delivers a written notice to Torch to that effect (stating with specificity which Required Information United reasonably believes Torch has not delivered or the reason for which the Required Information is not Compliant)); provided, that (a) May 31, 2021, July 5, 2021 and November 26, 2021 shall not be considered Business Days for purposes of such fifteen (15) consecutive Business Day period (and shall be disregarded in determining whether such days are “consecutive”), (b) if such fifteen (15) consecutive Business Day period shall not have fully elapsed on or prior to August 20, 2021, then such period shall not commence any earlier than September 7, 2021, (c) if such fifteen (15) consecutive Business Day period shall not have fully elapsed on or prior to December 17, 2021, then such period shall not commence any earlier than January 3, 2022 and (d) such period shall not commence during the ten (10) Business Days following the date of this Agreement. Notwithstanding the foregoing, (i) the Marketing Period will end on any earlier date on which United obtains aggregate cash proceeds from the issuance of senior secured notes, as contemplated by the Debt Commitment Letter, or other debt securities in an amount sufficient to retire any committed amount outstanding under the “Secured Bridge Facility” thereunder, (ii) the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the consecutive Business Day period referenced herein, (A) Torch’s independent accountant has withdrawn its audit opinion with respect to any annual audited financial statements included in the Required Information, in which case the Marketing Period will not be deemed to commence unless and until a new audit opinion is issued with respect to the combined financial statements of the ContentCo Business for the applicable periods by the independent accountant or another “Big Four” or other nationally recognized independent public accounting firm or other public accounting firm reasonably acceptable to United, or (B) Torch issues a public statement indicating its intent to restate any historical financial statements of the ContentCo Business, in which case the Marketing Period will not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or Torch has announced that it has concluded that no restatement will be required in accordance with IFRS, or (iii) if Torch has failed to file any report on Form 6-K required to be filed with the SEC by the date required under the Exchange Act, the Marketing Period will be tolled until such report has been filed; provided, that if the failure to file such report occurs during the final five (5) Business Days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period will be no earlier than the fifth (5th) Business Day after such report has been filed. Notwithstanding the foregoing, if at any time United shall in good faith reasonably believe that the Required Information is not Compliant and United delivers a written notice to Torch to that effect (stating with specificity the reason for which the Required Information is not Compliant), then any Deemed Compliance shall be cancelled.

“Mexican Anticorruption Laws” means the General Law of the National Anti-Corruption System (Ley General del Sistema Nacional Anticorrupción), the General Law of Administrative Responsibilities (Ley General de Responsabilidades Administrativas) of Mexico, the Federal Criminal Code (Código Penal Federal) of Mexico, and the Criminal Codes of each State of Mexico.

“Mexican Anti-Money Laundering Laws” means, with respect to any Person, the Laws applicable to money laundering, including financial record keeping and reporting requirements, including the Federal Act for the Prevention and Identification of Transactions with Illegal Provenance Resources.

“Mexican Antitrust Law” means the Federal Economic Competition Law (Ley Federal de Competencia Económica) of Mexico.

“Mexican Foreign Investment Commission” means the Foreign Investment Commission (Comisión Nacional de Inversiones Extranjeras) of Mexico.

“Mexican Foreign Investment Law” means the Foreign Investment Law (Ley de Inversión Extranjera) of Mexico.

“Mexican Telecommunications Law” means the Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión) of Mexico.

“Pandemic” means any outbreak of a pandemic disease, including the outbreak of the novel coronavirus SARS-CoV-2 (also known as COVID-19) in progress as of the date hereof and any additional waves or permutations thereof.

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the U.S. Centers for Disease Control and Prevention, the Health Ministry (Secretaría de Salud) of Mexico, and the World Health Organization, in each case, in response to a Pandemic.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable, (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business consistent with past practice, (iii) non-monetary Liens that would be disclosed on title policies, title commitments and/or surveys; provided that the same do not materially interfere with the business of the ContentCo Group or United or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (iv) deposits to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (v) easements, rights of way, zoning ordinances, variances, any set of facts that would be disclosed by an accurate up-to-date survey and other similar encumbrances affecting a Person’s properties, none of which materially interfere with the business of the ContentCo Group or United or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (vi) licenses of Intellectual Property rights granted in the ordinary course of business consistent with past practice, and (vii) Liens not created by Torch, United or their respective Subsidiaries that affect the underlying fee interest of any leased real property of the ContentCo Group or United and its Subsidiaries.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any data or information that is linked to the identity of or otherwise capable of identifying a particular individual, household, browser, or device and includes any such data constituting “personal data,” “personally identifiable information” or “personal information” or analogous term under any applicable Law.

“Post-Closing Tax Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date.

“Preponderant Agent” shall have the meaning ascribed to such term in the Mexican Telecommunications Law.

“Pre-Closing Income Taxes” means the sum of any amounts that would be properly accrued as an income Tax liability of any ContentCo Entity on the financial statements of such entity as of the Closing Date in accordance with IFRS for any Pre-Closing Tax Period for which the relevant Tax Return has not yet been filed as of the Closing Date (other than any income Tax liability in respect of the Prior Capital Reduction to the extent the payment of such income Tax liability is otherwise funded by Torch); provided that, Pre-Closing Income Taxes shall (a) be net of any amounts properly accrued as an income Tax asset as of the Closing Date in accordance with IFRS for such period, (b) without duplication of items described in clause (a), take into account any transaction related Tax deductions to the extent such item is at least “more likely than not” deductible in a Pre-Closing Tax Period, (c) exclude any Tax attributable to transactions outside the ordinary course of business on the Closing Date after the Closing, (d) exclude any deferred Tax liabilities and any accrual, provision or reserve for any uncertain Tax position or any Tax Proceeding (whether such Tax Proceeding is ongoing, pending or threatened) and (e) be calculated in accordance with the past practice of Torch and its Affiliates in preparing Tax Returns for the applicable ContentCo Entity with respect to applicable jurisdictions and types of income Tax.

“Pre-Closing Tax Period” means all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date. In the case of any Straddle Period, (a) the amount of any Taxes based on or measured by income, receipts, payroll or similar Taxes shall be determined based on an interim closing of the books as of the close of business on the Closing Date and (b) the amount of Taxes that are imposed on a periodic basis with respect to business operations or assets (other than as set forth under clause (a)) or otherwise measured by the level of any item, shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. For purposes of clause (a) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

“Pre-Closing Transactions” means any transaction (whether by transfer, assignment, distribution, exchange or otherwise) taken by Torch in anticipation of, or in connection with, the transactions contemplated by this Agreement (including the Pre-Closing Restructuring, the Torch CLA Transactions, the Prior Capital Reduction and the Capital Reduction).

“Prior Capital Reduction” shall have the meaning given in Section 5.13 of the Torch Disclosure Letter.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations or other similar proceedings, in each case, by or before any Governmental Entity.

“Purchased IP Rights” means the Intellectual Property included in the Purchased Rights.

“Related Party” means with respect to any Person, collectively, (i) such Person and each of their current, former and future directors, officers, Affiliates, general or limited partners, shareholders, members, managers, incorporators, controlling persons, employees, advisors, agents, attorneys or other representatives or the respective successors and (ii) successors or assignees of any of the foregoing Persons.

“Representatives” means, with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Affiliates.

“Required Information” means:

(a) an audited carve-out combined balance sheet of ContentCo for the most recently completed fiscal year ended at least 90 days prior to the Closing Date and the related audited carve-out combined statements of operations and comprehensive income (loss) and statements of cash flows of ContentCo for the two most recently completed fiscal years ended at least 90 days prior to the Closing Date, in each case that conforms to IFRS (as adopted by the IASB as then in effect in Mexico), without the need to provide a reconciliation to GAAP;

(b) unaudited carve-out combined balance sheets and the related unaudited carve-out combined statements of operations and comprehensive income (loss) and statements of cash flows of ContentCo for each fiscal quarter ended after December 31, 2020 and at least 45 days prior to the Closing Date and for that portion of the fiscal year through the end of such quarter (other than in each case the fourth fiscal quarter of any fiscal year) and, other than in the case of the balance sheets, for the comparable period in the prior fiscal year; in each case that conforms to IFRS (as adopted by the IASB as then in effect in Mexico) with respect to interim financial reporting, without the need to provide a reconciliation to GAAP and including condensed footnotes (the financial statements referred to in paragraphs (a) and (b), the “Required Financial Statements”); and

(c) such other customary financial data, business and other information regarding the ContentCo Group and the ContentCo Business as may be reasonably requested in writing by United to the extent that such information is required in connection with the Debt Financing and is of the type and form customarily included in an offering memorandum for private placements of 144A Debt Securities and that would be necessary (including any certificate required by the auditors in connection therewith) to receive customary comfort letters (including “negative assurance” comfort) from independent accountants in connection with the offering of such securities;

provided, that “Required Information” shall not include, and nothing in this Agreement will require Torch to provide, any (i) Excluded Information, (ii) any financial information (other than the Required Financial Statements) that Torch does not maintain in the ordinary course of business, (iii) any other information not reasonably available to Torch under its current reporting systems or (iv) from and after the date upon which both (A) the Secured Notes (as defined in the Debt Commitment Letter) and/or the Secured Securities (as defined in the Arranger Fee Letter as defined in the Debt Commitment Letter) have all been issued to third-party investors and the proceeds thereof deposited into escrow and the commitments and/or loans under the Secured Bridge Facility (as defined in the Debt Commitment Letter) have been reduced to zero and (B) the Term Loan Facility (as defined in the Debt Commitment Letter) has been the subject of a Successful Syndication (as defined in the Arranger Fee Letter), then the requirement under clause (b) above to (1) deliver unaudited statements of cash flows shall cease to apply, (2) to deliver footnotes to the unaudited financial statements shall cease to apply and (3) deliver such unaudited financial statements for quarters ending at least 45 days prior to the Closing Date shall instead only apply to quarters ending at least 60 days prior to the Closing Date.

“Restricted Cash” means any cash or cash equivalent that is, subject to restrictions, limitations or imposition of any Taxes or adverse Tax consequences (or similar charge or fee) on use or distribution by Law, Contract or otherwise, including restrictions on declaration or payment of dividends or similar distributions, collateral for letters of credit or similar financial assurances or repatriations.

“SEC” means the United States Securities and Exchange Commission.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the United States Securities and Exchange Commission thereunder.

“Software” means computer software programs and applications, including all source code, object code, systems, specifications, network tools, data, databases, firmware, designs and documentation related thereto.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, (a) of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) in the case of a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” or “Taxes” means any and all taxes, imposts, levies, fees, duties, customs or other like assessments or charges, including all income, excise, gross receipts, ad valorem, value-added, sales, use, escheat, unclaimed property, social security, franchise, profits, gains, license, property, transfer, use, payroll, employment, intangibles, and all other similar taxes, assessments, charges, or assessments (whether payable directly or by withholding and including all estimated and minimum taxes), in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means any report, return, information return, filing, claim for refund or other information filed or required to be filed with a Governmental Entity in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Tax Proceeding” shall mean any audit, examination, contest, litigation, assessment, investigation, claim, administrative or judicial proceeding, or other proceeding with or against any Taxing Authority with respect to any Taxes.

“Taxing Authority” shall mean any Governmental Entity exercising any authority to impose, regulate or administer the imposition or collection of Taxes.

“Third Party Claim” means any claim or demand which is subject to indemnification pursuant to Section 5.14 and asserted by a third party.

“Torch Intercompany Contract” shall mean any obligation or agreement between Torch or any of its Affiliates (other than any ContentCo Entity), on the one hand, and any ContentCo Entity, on the other hand.

“Torch Licensed IP” means the Trade Secrets and Copyrights that are owned and controlled by Torch or its Subsidiaries (other than the ContentCo Group) as of the Closing Date, that are (a) not included in the ContentCo Owned IP or Purchased Rights, (b) not included in the Excluded Assets and Liabilities and (c) practiced, used or exploited by, or absent a license thereto or ownership thereof, would be infringed by, the ContentCo Business as of the Closing Date.

“Torch Materials” means the materials (including Audio-Visual Content and certain audio content ancillary thereto, advertising inventory associated with such Audio-Visual Content, news and news related programing, print publications, telephony, and other materials, related to internet and related telecommunications services, soccer team and soccer stadium operations, and gaming) and know-how in the form known or used by an employee of Torch or its Subsidiaries, in each case, to the extent used in the Excluded Business as of the Closing Date.

“Transaction Accounting Principles” means (a) the accounting policies, principles, practices, techniques, categorizations, evaluation rules and procedures, methods and bases adopted in the preparation of the combined balance sheet included in the ContentCo Financial Statements for the year ended December 31, 2020; and (b) to the extent not covered by preceding clause (a), IFRS as in effect on December 31, 2020.

“Transaction Expenses” means, without duplication, (a) any third party fees, expenses and disbursements of counsel, accountants, bankers, financial advisors, consultants and other advisors and service providers payable or paid by Torch or any of its Subsidiaries (including any ContentCo Entity) and incurred for or in connection with the preparation, negotiation and execution of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereby or thereby, up to an aggregate amount equal to the Expense Cap, (b) any bonuses or other forms of compensation paid or payable after the Closing to employees and consultants of any ContentCo Entity pursuant to any retention or similar plan or program (which, for the avoidance of doubt, shall mean any plan or program that relates to or requires continuing service with United or a ContentCo Entity after the Closing) adopted in consultation with United, including the employer’s portion of the applicable payroll Taxes thereon, (c) the expenses contemplated by Section 6.2 and (d) all Equity Award Expense.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“United Balance Sheet Date” means December 31, 2020.

“United Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other compensation or employee benefit plans, policies, programs, agreements or arrangements, excluding any Multiemployer Plans, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case, sponsored, maintained, contributed to or required to be contributed to by United or any of its Subsidiaries or under which United or any of its Subsidiaries has any current or potential liability, in all cases, excluding plans, programs or arrangements sponsored by any Governmental Entity.

“United Financial Statements” means the audited consolidated balance sheet of United and its Subsidiaries, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholder’s equity (deficit) and cash flows for each of the three years ended December 31, 2018, 2019 and 2020, and the related notes to the consolidated financial statements.

“United Licensed Programming” means any material Intellectual Property related to television programming (including the United Licensed Media Properties) to or under which United or its Subsidiaries is exclusively licensed or is otherwise exclusively authorized to practice.

“United Material Adverse Effect” means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) has had or would reasonably be expected to have a materially adverse effect on the business, results of operations or financial condition of United and its Subsidiaries, taken as a whole; provided, however, that a United Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts resulting from or arising out of (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any other jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which United and its Subsidiaries operate (including Pandemic Measures), (iii) any change after the date hereof in applicable Law or GAAP (or authoritative interpretation of any of the foregoing), (iv) the announcement of this Agreement or any of the Transactions or the terms hereof or the consummation of any of the Transactions, including the impact thereof on the relationships of United and its Subsidiaries with customers, suppliers, distributors, partners, officers or employees, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, epidemics, Pandemics or other natural disasters, (vii) any failure, in and of itself, by United to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a United Material Adverse Effect to the extent not otherwise excluded hereunder) or (viii) any change, in and of itself, in the market price or trading volume of the securities of United or its Subsidiaries (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a United Material Adverse Effect to the extent not otherwise excluded hereunder), except, in the case of the foregoing clauses (i), (ii), (iii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects United and its Subsidiaries in a disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries, businesses, or segments thereof, in which United and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a United Material Adverse Effect; provided, further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to United Material Adverse Effect in the representations and warranties set forth in Section 3.3(b), and, to the extent related to Section 3.3(b), the condition set forth in Section 8.3(a); or (b) would or would reasonably be expected to prevent or materially delay or impair the ability of United to perform its obligations under this Agreement or to consummate the Transactions in accordance with this Agreement.

“United Owned IP” means all United Registered IP, social media identifiers for the United Owned Media Properties, and all other Intellectual Property owned by United or any of its Subsidiaries.

“United Registered IP” means all U.S., Mexican and other patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and copyright registrations and applications, in each case owned by United and its Subsidiaries.

“United RSU Award” means a restricted stock unit award with respect to shares of United Common Stock.

“United Stations” means the television and radio broadcast stations (including stations operated as “satellites” pursuant to Title 47, Section 73.3555, Note 5, of the Code of Federal Regulations), low power television stations (including Class A stations), TV translator stations, radio translator stations or radio booster stations owned by United and its Subsidiaries.

“United Stock Option” means an option to acquire shares of United Common Stock.

“United Stock Plan” means the Univision 2010 Equity Incentive Plan, as amended or restated from time to time.

“U.S. Communications Laws” means the Communications Act of 1934, as amended, and the rules, regulations, and written policies of the FCC promulgated pursuant thereto.

“U.S. Security Agencies” means the Executive Branch agencies charged with ensuring U.S. national security and reviewing applications referred by the FCC for such concerns, including the Department of Homeland Security; the Department of Justice, including the Federal Bureau of Investigation; the Department of Defense; the Department of State; the Department of Commerce, the National Telecommunications and Information Administration; the United States Trade Representative; and the Office of Science and Technology Policy.

“World Cup Adjustment Amount” means the difference of (i) the aggregate of all payments by Torch and its Subsidiaries made to FIFA in respect of the 2022, 2026 and 2030 FIFA World Cup competitions minus (ii) the aggregate of all amounts received by Torch and its Subsidiaries in respect of the 2022, 2026 and 2030 FIFA World Cup competitions from sublicenses of media rights and sales of advertising, in the case of each of clauses (i) and (ii), prior to, on or after the date of this Agreement and through the Closing Date.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
$ or dollars	Section 10.10
144A Debt Securities	Section 5.6(e)
Aggregate Purchased Equity and Purchased Rights Consideration	Section 1.2(d)
Agreed Tax Reporting	Schedule 6.4
Agreement	Preamble
Alternative Debt Financing	Section 5.6(c)
Ancillary Agreements	Recitals
Asset Sale Consideration	Section 4.1(b)(v)
Bankruptcy and Equity Exception	Section 2.3(a)
Bankruptcy Code	Section 5.21(i)
Broadcasting Rights	Section 2.8(b)
Capital Reduction	Section 1.2(c)
Capital Reduction Amount	Section 1.2(c)
CLA	Section 1.2(c)
CLA Payable	Section 1.2(c)
Closing	Section 1.1
Closing Consideration	Section 1.2(e)
Closing Consideration Notice	Section 1.3(a)
Closing Date	Section 1.1
Closing Structure	Section 5.13
Common Share Consideration	Section 1.2(i)
ContentCo	Recitals
ContentCo Additional Contract	Section 2.15(b)
ContentCo Business	Recitals
ContentCo Credit Supports	Section 5.10
ContentCo Entity	Recitals
ContentCo Environmental Permits	Section 2.12(b)
ContentCo Group	Recitals
ContentCo IT Systems	Section 2.13(i)
ContentCo Leased Real Property	Section 2.14(a)

ContentCo Licensed Media Properties	2.13(b)
ContentCo Licensees	Section 5.21(a)
ContentCo Licensors	Section 5.21(b)
ContentCo Material Contract	Section 2.15(a)
ContentCo Owned Media Properties	2.13(b)
ContentCo Owned Real Property	Section 2.14(a)
ContentCo Permit	Section 2.8(a)
ContentCo Real Property	Section 2.14(a)
ContentCo Real Property Lease	Section 2.14(a)
Contribution	Recitals
Contribution Agreement	Section 1.2(i)
Debt Commitment Letter	Section 3.20
Debt Financing	Section 3.20
Disputed Assets	Section 5.18(a)
Divested Entity	Section 5.21(g)(ii)
Equity Award Expense	Section 1.6
Equity Financing	Section 3.20
Equity Financing Sources	Section 3.20
Estimated ContentCo Cash	Section 1.3(a)
Estimated ContentCo Indebtedness	Section 1.3(a)
Estimated ContentCo Working Capital	Section 1.3(a)
Excluded Business	Recitals
Excluded Information	Section 5.6(e)
FCPA	Section 2.8(a)
FIFA	Section 5.17(d)
Flame	Preamble
Folleto Informativo	Section 5.15(a)
Indemnified Person	Section 5.5(a)
Indemnitee	Section 5.14(b)
Indemnitor	Section 5.14(d)(i)
Independent Accounting Firm	Section 1.7(e)
Initial Adjustment Statement	Section 1.7(a)
Interim Committee	Section 5.18(a)
Lava	Preamble
Licensee Party	Section 5.21(c)
Licensees	Section 5.17(e)
Licensor Party	Section 5.21(c)
made available	Section 10.10
Material Content Contract	Section 2.14(a)(x)
Merger	Recitals
Merger Documents	Recitals
Merger Sub	Recitals
Mex$	Section 10.10
Mixed Tax Claim	Section 5.14(e)(iii)
New HoldCo	Recitals
New Stockholders Agreement	Recitals

Non-Transferrable ContentCo Assets	Section 5.17(a)
Notice of Disagreement	Section 1.7(c)
Notifying Party	Section 5.16
OpCo	Recitals
OpCo Payable Settlement	Section 1.2(h)
Order	Section 2.7
Overall Cap	Section 5.14(c)
Parties	Preamble
Party	Preamble
Pre-Closing Business Records	Section 5.9(a)
Pre-Closing Restructuring	Section 5.13
Preferred Share Consideration	Section 1.2(i)
Premium Cap	Section 5.5(c)
Purchased Entities	Recitals
Purchased Entity Interests	Recitals
Purchased Rights	Recitals
R&W Insurance Policy	Section 5.12
Regulatory Restriction	Section 5.2(b)
Renewal Application	Section 5.2(e)
Reorganiztion Agreement	Section 1.9
Replacement Financing	Section 5.6(d)
Required Amendments	Section 5.16
Required Amount	Section 3.20
Required Consents	Section 5.2(a)
Resolution Period	Section 1.7(d)
Review Period	Section 1.7(c)
Series B Certificate of Designations	Recitals
Series C Certificate of Designations	Recitals
Series D Certificate of Designations	Recitals
Share Consideration	Section 1.2(i)
Smoke	Preamble
Special Claim Notice	Section 5.14(d)(i)
Special Indemnification	Section 5.14(d)(i)
Specified Deductible	Section 5.14(c)
Specified Matter	Section 5.14(b)
Takeover Law	Section 3.14
Tax Claim	Section 5.14(e)(iii)
Tax Controlling Party	Section 5.14(e)(iii)
Tax Non-Controlling Party	Section 5.14(e)(iii)
Termination Date	Section 9.1(b)(i)
Third Party Expert	Section 5.16
Third-Party Consents	Section 5.17(a)
Torch	Preamble
Torch CLA Transactions	Section 1.2(c)
Torch Disclosure Letter	Article II
Torch FIFA Fees	Section 5.17(e)

Torch FIFA Rights	Section 5.17(e)
Torch Indemnitee	Section 5.14(b)
Torch Licensees	Section 5.21(b)
Torch Licensors	Section 5.21(a)
Torch Reports	Article II
Torch Shareholder Approval	Section 2.3(a)
Torch Taxes	Section 5.14(e)(iii)
Transaction Documents	Recitals
Transactions	Recitals
Transactions Engagement	Section 10.12(a)
Transferred Cash Cap	Section 5.19
Transferred Cash Floor	Section 5.19
Transition Services Agreement	Recitals
TV Programming Rights	Section 1.2(c)
TV Programming Rights Amount	Section 1.2(c)
UCI	Section 3.5(a)
Unavailable Equity Financing	Section 5.6(d)
United	Preamble
United Additional Contract	Section 3.16(b)
United Capitalization Date	Section 3.2(a)
United Class A Common Stock	Section 3.2(a)
United Class B Common Stock	Section 3.2(a)
United Class C Common Stock	Section 3.2(a)
United Common Stock	Section 3.2(a)
United Disclosure Letter	Article III
United Environmental Permits	Section 3.12(b)
United Existing Charter	Recitals
United Existing Organizational Documents	Recitals
United Existing Stockholders Agreement	Recitals
United FCC Licenses	Section 3.8(b)
United Indemnitee	Section 5.14(a)
United IT Systems	Section 3.13(f)
United Leased Real Property	Section 3.15(a)
United Licensed Media Properties	Section 3.13(b)
United Material Contract	Section 3.16(a)
United New Bylaws	Recitals
United New Charter	Recitals
United New Organizational Documents	Recitals
United Owned IP	Section 3.13(a)
United Owned Media Properties	Section 3.13(b)
United Owned Real Property	Section 3.15(a)
United Permit	Section 3.8(a)
United Preferred Stock	Section 3.2(a)
United Purchaser Sub	Section 1.2(d)
United Real Property	Section 3.15(a)
United Real Property Lease	Section 3.15(a)

United Series A Preferred Stock	Section 3.2(a)
United Series B Preferred Stock	Recitals
United Series C Preferred Stock	Recitals
United Taxes	Section 5.14(e)(iii)
wholly-owned Subsidiary	Section 10.10
Willful Breach	Section 9.2
World Cup Contract	Section 5.17(d)